RICHARDSON & PATEL LLC

June 10, 2013

VIA EDGAR

Shaz Niazi

Securities and Exchange Commission

Washington, D.C. 20549

Re: Petrosonic Energy, Inc.
File Nos. 000-53881 and 333-186580

Dear Mr. Niazi:

In accordance with your telephone message, we are filing on behalf of Petrosonic Energy, Inc. (the “Company”) eight articles supporting various statements made in the Company’s Amendment No. 1 to Annual Report on Form 10-K-T filed for the year ended December 31, 2011 and the Annual Report on Form 10-K filed for the year ended December 31, 2012.

We hope that these articles adequately address comment number 34 included in the letter dated March 9, 2013 from John Reynolds, Assistant Director, to the Company. If you have additional comments or questions, please do not hesitate to contact the undersigned via e-mail at msapone@richardsonpatel.com or by telephone at (707) 937-2059.

Very truly yours,

RICHARDSON & PATEL LLP

By:	/s/ Mary Ann Sapone
MARY ANN SAPONE

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Albania

Balkanalysis.com Editors and Contributors

Capital Tirana

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Population 2.98 million

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Albania Oil Industry Enjoys Revival, but Investor-Government Relations Remain a Question

February 5, 2012

Balkanalysis.com Editor’s Note: recent tales of tattooed and muscle-bound Western oil workers laboring in coastal oil fields, while expressionless men in dark suits and sunglasses stand watch for trespassers, only piques existing interest in Albania’s revitalized energy sector and goings-on there. In the followingBalkanalysis.com special report – which discusses the major players involved, legal issues and technical data  –  readers get an inside view into an important emerging trend with regional implications for economy and possibly political life.

By Vlad Popovici and Chris Deliso

With additional contribution from Ioannis Michaletos in Athens and Stavros Markos in Tirana

The last few years has seen considerable foreign investment in Albania’s oil sector, a trend that is increasing and that involves not only onshore, but also offshore and refinery investment. Much of what is happening in this lucrative industry remains opaque, however, and issues such as privatization practices have been politicized.

The fossil fuels industry has a long history in Albania, where bitumen was mined in Roman times. Modern oil extraction started in the 1930s and, despite that Albania never became a global oil producer, reached production levels by the 1970s that made the country one of the main Balkan oil producers for a time.

However, plagued by inefficient management and obsolete technologies, Albania’s oil production declined and was on the brink of extinction in the post-independence 1990s transition period. However, in the last seven or eight years, the Albanian oil sector has been revived by foreign oil and gas companies looking to invest. While the major deals are involving onshore oil, other foreign investors have recently entered the game for offshore finds, though decisions are being delayed as the players consider proposed EU regulations which would have an impact on offshore drilling.

Albania is thus now looking at the prospect of becoming once again self-sufficient over the next 3-5 years, by eliminating the need for oil imports. And it could even find a new vocation as a small regional oil exporter, though this is not yet a done deal. Further, international watchdogs and investors are on the lookout for any signs of corruption or problematic dealings with governmental authorities, something that in the Balkans is a chronic issue.

From Boom to Bust

During Roman times, the region near Vlore in southern Albania was the center of significant bitumen extraction activity. Modern oil exploration and extraction started during World War I and, in 1928-1929, significant oil fields were discovered. These were the Kuçova field and part of what is now known as the Patos-Marinza field; today this is one of the largest onshore oilfields in Europe.

Mussolini was tempted by Albania’s oil resources and the refinery in Cerrik, near Elbasan in the south, was built during the Italian occupation in WWII. After the war, the Soviet Union also became interested in Albania’s oil resources, and developed a dominant role in the country’s oil sector.

Following the severance of diplomatic and commercial ties with the Soviet Union by dictator Enver Hoxha, China took the lead in the country’s oil sector and supported Albanian efforts- achieving a peak production of almost 43,000 barrels per day (bpd) or 2.2 million tonnes per year. This production level was enough to cover domestic consumption needs, and freed up some crude volumes for export.

However, in 1978 Albania broke off diplomatic relations with China too, and local oil production entered into a seemingly terminal decline. In the 1980s, the petroleum and bitumen sector was still employing 10% of the Albanian workforce, but its share of the national industrial production declined from 8.1% in 1980 to 5% in 1985, and even less than that at the end of the decade.

Oil sector growth was restricted by factors like obsolete technology that reduced oil field production yields, a lack of exploration to replace produced reserves, a lack of investment in extraction equipment and a very limited and aging transportation and refining infrastructure.

By 1990, oil production was down to 23,500 bpd (or 1.2 million tonnes/year).The breaking down of the Communist regime and its ‘central-planning’ economic system at the beginning of the 1990s worsened the oil sector’s problems. It was being run on autopilot by the national oil company (known as the DPNG until 1992 and Albpetrol after that), and oil production from the existing and aging low-recovery yield wells reached less than 9,500 bpd (or 475,000 tonnes/year) in 1994 [PDF]. No bottom was in sight and the entire Albanian oil sector seemed on the brink of extinction.

Factors: Known Reserves, Unknown Reserves, and the Difference for Investment

So far, Albania has not seen any investment from the oil majors. Rather, the players involved are small companies, some appearing to have been set up specifically for operations there.

To some extent, this is how the oil and gas industry works. Oil and gas supermajors, such as ExxonMobile, Royal Dutch Shell and BP tend to be on the lookout for those smaller companies that have already found oil and gas reserves, to renew their own oil and gas reserves.

For their own exploration activities, the supermajors usually focus on established production regions, where, even if they drill a new well, discovery chances are higher than in an unknown region where proven reserves are limited or non-existent. Thus regions like West Africa, the North Sea and the Gulf of Mexico take precedent over newcomers like Albania, Greenland, Suriname/French Guyana and the Falklands.

These unexplored new regions thus become niche markets for small players. Since the risks are huge, they have to focus their efforts, and usually on only one region. In fact, many small players disappear because they drill three or four wells, that turn out to be dry. Of course, if they hit pay dirt, the result is different.

The strategy of many of these companies, not unlike that of internet start-ups, is actually thus to find oil and gas and then be acquired by a major. This is the next step once a new production region is opened; the oil majors and supermajors will arrive in a second wave. In a recent example from the Balkans, in Romania’s Black Sea, Sterling Resources and other “small fish” spent almost two decades doing the groundwork, and now ExxonMobil is currently drilling offshore, with Petrom (OMV).

In the case of Albania, it is not yet clear whether the majors will arrive, which is not necessarily a bad thing, so long as those who participate abide by the law and pay their dues to the state.

Auspicious Developments: the Petroleum Law and PSC Definitions

On the legislative side, however, things have started to change for the better. They process actually began in the mid-1990s; in 1993, a Petroleum Law was adopted and amended in 1994 (and yet again in 2008) to create a legal framework for the exploration and extraction of hydrocarbons in Albania.

According to the Petroleum Law, the Albanian state, which owns all the oil and gas reserves in the country and is represented by the National Agency of Natural Resources (AKBN) can enter into Production Sharing Contracts (PSC) with state or private companies. These PSCs give exclusive rights to the state’s partner to explore and produce oil and gas in a defined perimeter for 25 years (five additional years can be added to the PSC if the partnership is successful).

According to the law, the first five years (or up to seven, in specific cases) of the PSC can be dedicated only to exploration, and minimum exploration and production investment requirements can be included in a PSC. After the operating partner deducts its exploration and production costs from the oil revenue, the remaining revenue is split between the partner and the Albanian state. The law states that the revenue split should be separately negotiated for each PSC and the state’s part can be paid either as a monetary royalty or in crude oil. The operating partner also pays corporate income tax, but does not pay any custom duties for the equipment imported for exploration and production.

Several licensing rounds were held for both onshore and offshore perimeters during the 1990s and many companies, from small independents to oil and gas majors got involved and performed a lot of preliminary survey work. An Albanian study from 1995 concluded that the approaches that had the largest potential of increasing the oil and gas production in Albania were existing field rehabilitation, enhanced oil recovery and more onshore and offshore exploration. Although the stage was set from the legislative point of view and many companies have shown initial interest, Albania was still waiting for a first mover to start production in the country beside the state-owned Albpetrol.

Bankers Petroleum: Leading the Onshore Revival

After this legal framework had been set to enable foreign corporations to explore, the breakout came in 2004. In that year, Bankers Petroleum, a small Canadian independent oil and gas company, signed a PSC with AKBN for the Patos-Marinza and Kuçova fields in central Albania. These fields are close to the Adriatic coast and to the city of Fier.

Bankers moved quickly to start production in Albania. This was mainly done by taking over existing production, shutting down wells and rehabilitating them to re-start or increase production. The company’s commitment here was rewarded by the rapid and large-scale increase of its Albanian average oil production, from around 600 bpd in 2004 to more than 13,000 bpd (equaling 665,000 tonnes/year) in 2011.

The company invested more than $450 million between 2007 and 2011 for the Patos-Marinza production development alone; in addition, it started re-developing the Kuçova field in 2011, while also improving the processing, storage and transportation infrastructure. This includes new treatment facilities, a new pipeline from Fier to Vlora and other necessary infrastructure.

Impressive Results and Ambitious Expansion Plans for Bankers

The most impressive result to date of the company’s foray into Albania is probably the exploration campaign that exponentially increased the Patos-Marinza reserve size. Here, the original oil in place increased from 2 billion barrels (bbl) in 2006 to 7.5 billion barrels in 2010, turning the field into one of the biggest, if not the biggest onshore oil fields in Europe. The proven reserves, along with the probable (those most likely to be extracted) ones have also increased, from 100 million bbl in 2006 to 227 million bbl by the end of 2010.

For 2012, the company announced in December 2011 [PDF] a capital investment budget of $215 million, expected to be fully financed with funds generated from the existing production. In March 2011, Bankers took over Albpetrol’s remaining interest in the Patos-Marinza field and plans to increase production here by 30%  in 2012, to an average of around 17,000 bpd. It will also start a ramp-up in production at the Kuçova field through enhanced oil recovery; here, it has set a production target of 2,250 bpd for 2015. Bankers Petroleum also plans to continue exploration in these fields, as well as in the Block F, a 750 square km block contiguous to the Patos-Marinza field, and a prospective site for natural gas and oil.

The long-term development strategy of Bankers Petroleum follows the conclusions of the above-mentioned Albanian report: reactivation of existing wells, enhanced oil recovery (through waterflood and modern thermal techniques) and increasing reserves through modern exploration techniques (especially horizontal well drilling).

Another Foreign Producer: Stream Oil and Gas

Bankers Petroleum is not, however, the only new producer in Albania. Stream Oil and Gas, another small Canadian oil and gas company, has signed a PSC with AKBN for three other aging producing fields: Cakran-Mollaj, Gorisht-Kocul and Ballsh-Hekal. These lie south of the Patos-Marinza field, near the city of Ballsh. The PSC also cover the small producing Delvina gas field. The company has increased its production during 2011 from under 2,000 bpd to 4,000 bpd, and plans to reach an average of about 15,000 bpd (more than 765,000 tonnes/year) in 2015.

Albanian oil production has more than doubled since 2004 and – thanks to Bankers Petroleum, Stream Oil and Gas and Albpetrol as main producers – had returned to the 1990 levels of 21-22,000 bpd (1-1.2 million tonnes/year) by the end of 2011. And this seems to be just the beginning. Domestic oil production already covers an increasing share of total Albanian consumption- estimated at around 30-35,000 bpd (1.5-1.8 million tonnes/year).

Despite Legislation Uncertainties, San Leon Energy, Beach Energy andEmanuelle Adriatic Look into Offshore Development

The companies investing in Albania thus far have been focused mostly onshore, but there are signs that offshore developers are on their way- as with the former, they tend to be small entities. The already high-risk gamble of energy research in Europe is complicated further there by proposed EU regulations on offshore oil and gas exploration and production. These regulations and the rationale behind them have been proposed but not yet approved, and are discussed in more detail in the Ballkanalysis.com e-book, 2011 Balkan Year in Review.

If the regulation is approved, it would mean a stricter offshore regime and increased compliance costs for companies. All of the players are currently in wait-and-see mode. This is another factor that drives up the risk for investors and that therefore might account for the lack of development in Albania’s offshore oil resources thus far.

However, two foreign companies have now gotten into the act. The first, Dublin-based San Leon Energy PLC, made news recently by announcing that it has identified “several large oil and gas prospects” on its 4,208 sq km offshore license near Durres. It has isolated “several large structural oil and gas prospects and is revealing large stratigraphic potential,” Oil and Gas Journal reported on January 17, 2012.

“The possibility of using seismic amplitudes to greatly reduce exploratory risk further demonstrates the high potential of offshore Albania,” the report added, noting that San Leon “is interviewing potential partners and plans to drill the first of two exploratory wells in late 2012 or 2013.” Unlike the onshore investors, San Leon has a larger portfolio, working in seven countries including the US and the Netherlands.

According to company data, the license it received from the Albanian government in February 2011 gives it a 75% share. The remaining 25% interest is held by another company, Beach Energy Limited of Australia. The latter “has agreed to pay 50% of the costs, rather than their 25% working interest requirement, for the upcoming 3D seismic programme,” states San Leon’s website. This is to be “in exchange for an option which, if exercised, will allow [Beach Energy] to hold a 50% working interest in the licence going forward.”

The second offshore player in Albania today, Cyprus-registered Emanuelle Adriatic Energy Ltd is actually a subsidiary of a large and diversified Israeli holding company,Israel Land Development Company. It was awarded the PSC for offshore blocks in 5,070 square kilometers of Albanian waters, an area that has not seen much activity yet. The companies that have offshore blocks will wait to assess the impact of the EU’s new proposed offshore oil and gas EU regulations for their costs and operations.

The agreement with the Israeli company was signed on January 15, 2012 and,according to Globe’s, “will state that Emanuelle Adriatic Energy’s rights to operate in the offshore blocks, and to carry out the work plan that will be agreed for seven years, and will include milestones that the company will have to meet after three and a half years, and after a further two and a half years.”

The capital investment by the Israeli company for this project reportedly amounts to $730 million. The company’s stock rose slightly after the deal was announced, and there have been rumors that Turkey is unhappy about it and the spreading of Israeli interests here. Thus it is not impossible that we will see further conflict over the contract on an internal political level.

It will be interesting to see whether Albanian offshore activity can catch up in the future with onshore activity. The main difference, however, is that investors know there is oil onshore, and any new entrant can thus start either by enhancing production at existing Albpetrol wells, or by rehabilitating closed wells. This makes onshore Albania a more mature production region, whereas offshore Albania has never experienced oil or gas extraction. Thus at present the offshore sector is in the much earlier discovery stage, which anywhere in the world is characterized by high risk and high stakes.

Refinery and Technical Issues

ARMO, the former state-owned refining company, was privatized in 2008 (the Albanian state still owns 15% of the company). ARMO has a refinery in Ballsh (1 million tonnes/year capacity) and another in Fier (0.5 million tonnes/year capacity).

In 2011, ARMO signed agreements with both Bankers Petroleum and Stream Oil and Gas for crude oil supply. Although the third Albanian refinery in Cerrik near Elbasan has been shut down for at least 10 years, the government in 2011announced that it intends to privatize it as well. However, this dilapidated refinery was built during World War II, and investors do not seem keen to invest in refining capacities in Europe.

Technically speaking, Albanian oil is heavy, requiring more processing than light oil, and it is therefore being sold at a discount compared to lighter oils in Europe; its pricing is based on the Brent oil price, and the 2011 price levels were 60-75% of the Brent price [PDF]. However, Albanian crude can be refined, and in addition to the Albanian refineries, this is being done by Spanish, Italian and Greek refineries along the Mediterranean coast. Albanian heavy oil is currently being exported by small tankers to these countries.

The government’s goal of refurbishing ARMO’s capacity was indicated again on January 31, 2012. Switzerland-based Foster Wheeler AG, a global engineering and construction contractor and power equipment supplier, announced then that it has been awarded a contract for a feasibility study, according to Business Wire.

A subsidiary of its Global Engineering and Construction Group will undertake the study for the modernization of ARMO’s Ballst and Fier refineries. The study is being done in line with ARMO’s goal of restoring production “to the original design capacity and produce transportation fuels in line with current European Union regulations. The press release announced that the study is expected to be completed by mid-2012.

New Outside Interest: Outlooks for Future Investment

The success of Bankers Petroleum and Stream Oil and Gas in reviving Albania’s moribund oil sector have attracted other small and medium-sized oil and gas companies that hope to become producers in the country in the near future.

The most probable near-term new producer is Petromanas Energy. Petromanas holds three PSCs with the Albanian government. Under the terms of the PSCs, Petromanas has a 100% working interest in six onshore blocks (Blocks A, B, D, plus E 2 and 3) that comprise more than 5,600 square km across Albania’s Berati thrust belt, and that also include the 2001 Shpiragu-1 light oil discovery in Block 2.

An independent study from 2009 estimated the undiscovered reserves of these blocks at 3 billion bbl of oil, and 84 billion cubic meters of gas (Albania’s current gas production is marginal, and is being used for power generation). Petromanas is now finalizing discussions with potential joint ventures partners before launching the development of its concessions in Albania. A drilling rig has already been leased for work in the country during 2012.

An Albanian Broadcasting Company report of September 28, 2011 mentioned the deal. In a bilateral meeting, Besjan Pesha, Executive Director of the National Agency of Natural Resources, praised Petromanas, and noted that its work could “revolutionize” the industry in Albania. The company’s representative, Malfor Nuri in turn praised Pesha and the Agency for their cooperation.

A Controversial Privatization: The Case of Albpetrol

The 100% privatization of Albpetrol, approved on December 16, 2011 by parliament, could further increase Albanian oil production, if successfully finalized with a strategic partner that has the resources and know-how for oilfield rehabilitation, enhanced oil recovery and exploration of new areas.

In 2010, Albpetrol’s assets were valued by a company executive at almost $500 million. This figure included not only production assets, but also pipelines, storage tanks, buildings, and so on. However, a recent media report put the annual oil production of Albpetrol at 135,000 tonnes/year (about 2,600 bpd).

This privatization by the Berisha government was criticized by the opposition. The government noted that payment for Albpetrol would be made in cash. While it raised some eyebrows it is not that unusual (clearly, any government in the world would prefer to get cash rather than future investment promises). This news added to the controversy over the privatization in local media, though.

Further, concerns linger concerning the company’s real value. While Albpetrol was valued by its manager in 2010 at $500 million, as mentioned above, we believe it unlikely that an investor would pay more than half of that amount for the company. It will be interesting to follow the unfolding of the proposed privatization during 2012 and see which investor(s) might be interested.

Sky Petroleum’s PSC Cancellation

It has not all been smooth sailing for foreign investors in Albania’s oil sector, however. In June 2010 a small Texas-based outfit, Sky Petroleum, became the fourth foreign oil and gas company to sign a PSC with the Albanian government. However, Sky’s PSC was unilaterally cancelled by AKBN in November 2011. The company believes that the PSC should be reinstated, and in December 2011 it thus proceeded with arbitration against the Albanian Ministry of Economy, Trade and Energy and AKBN. Sky Petroleum is seeking monetary damages of $1 billion from the Albanian government if the PSC is not reinstated. Yet since the blocks lost by the Texans are onshore, where the EU has no involvement, the Albanian government can do whatever it pleases.

By any standard, this was a significant PSC cancellation. The license affected covered 17% of Albania’s total area. It would have given the Texas company exclusive rights to three exploration blocks totaling approximately 5,000 square km: blocks 4 and 5 in the south at the Greek border and the Dumre block close to the Patos-Marinza field. Previous work on the blocks had identified 10 prospects or exploration leads covering approximately 435 sq km, believed to contain up to 900 million barrels of oil equivalent of recoverable hydrocarbons.

Although AKBN stated that Sky Petroleum did not comply with some of the PSC requirements and missed a deadline for presenting a bank loan guarantee, the company believes it is in compliance, and that the deadline was missed because of the multiple top management changes at AKBN during 2010-11, which made it impossible for the company to obtain a meeting with AKBN in order to present the required bank documents. Some industry analysts have speculated that political preferences, outside competition, or even corruption could be the cause of the PSC unilateral cancellation.

Seeking to get further clarification on the matter, Balkanalysis.com contacted Sky Petroleum. In an e-mail response, Corporate VP Michael D. Noonan stated that “unfortunately due to the sensitive and confidential nature of the arbitration process we are unable to comment about the current situation in Albania.”

However, Mr Noonan did note that Sky Petroleum has “prepared and filed several United States of America – Securities and Exchange Commission (‘SEC’) filings on SEC Form–8K regarding this and other matters.” For further information on current news releases, SEC filings, analyst reports, and other corporate materials he refers the public to data on the Sky Petroleum website.

In the end, whatever may be lurking behind the case, Sky Petroleum’s experience shows that frictions can still occur between authorities and foreign investors in Albania, notwithstanding the relatively stable oil industry legal framework.

Public Perception and Criticism of Government and Investors- Justified or Not?

Aspects of the oil rush, including research, investors and the way that successive governments have handled both, have for years been discussed and debated in Albania. Criticisms have been made sometimes according to political motives, as well as on technical and scientific grounds in some cases.

An example of the latter was Albanian geologist Dr Telo Velaj’s recent interview for Gazeta Telegaf on January 5, 2012. He stated that past governments did not hold foreign exploration processes to a high enough scientific level, leading to incorrect estimations that in turn led investors to pull out, thinking that the country was not profitable. He added that the Albanian state bore “a great deal of responsibility… by not exercising proper control.”

From the scientific point of view, Velaj compared the Albanian Adriatic geology to that of Italy, where relatively large hydrocarbon deposits have been found. For this reason, Velaj suggested Italy’s ENI as an experienced prospective partner with the right knowledge for the Albanian situation.

Such views show that parts of the Albanian public is not satisfied with the way the country’s resources are managed and that the government could better communicate the details and rationale of PSCs signed with foreign investors, as well as their long-term energy sector strategy. The tax and royalty structure should be explained to the public and the benefits for the Albanian Treasury should be better quantified.

However, public suspicions over perceived disparities in profit splits (one is given in the Gazeta Telegraf interview) are often not warranted, or are based on misunderstandings. Companies – foreign or local – that have PSCs signed with the Albanian government pay a 10% royalty from their total revenues to AKBN. In cases where they took over previously producing wells from Albpetrol, those companies pay an additional pre-existing production royalty to Albpetrol.

In the case of Bankers Petroleum, according to the January 2012 investor presentation (.PDF) on the company’s website, the total royalty expected to be paid in 2012 is close to 17%, and will be between 14.8% and 16.2% for every year from 2013 to 2016. Beside the royalty, all oil and gas companies pay a 50% tax on their profits. It has to be understood that Albania is competing with numerous other countries, many of them with a much more developed oil and gas sector, in attracting capital to explore and produce its hydrocarbon resources.

Therefore, the tradeoff is between a prohibitive government take (royalty plus tax in this case) that will discourage any oil and gas company from investing in Albania (thus leaving it with terminally declining production), and a government take that allows foreign and local companies to make money by investing in the Albanian oil and gas sector, thus increasing local production and tax revenues.

Finally, the predominant presence of small oil and gas companies is normal in the early stages of the development of a new production region, and should not be a major concern if their activity is properly monitored by the government, and if their agreements with the government (PSCs) are transparent and well managed.

One reason for public criticism and fears, here as elsewhere in the Balkans, might have to do with mentality- a conviction that business agreements are done behind closed doors, and rife with hidden clauses. Although this might be well the case in some cases, from what can be seen in Albania’s case, corruption might occur rather as consulting fees paid to get a PSC or so. Once it is in place, the PSCs seem to be very transparent in practice.

In addition, public concerns about small investors having little oil and gas experience are also often misplaced. The fact that a company is brand new, and only seems to invest in Albania (for example), does not necessarily mean anything bad. Canada, Australia, the US and other countries have provided many examples of serial mining and energy entrepreneurs who, after having created a company and selling it for billions to a major mining or oil company, create another one focused on a specific emerging producer, with the same goal.

Thus, the people behind the companies are very important. Albania (and all Balkan countries) should not discourage small and medium-sized companies from investing- indeed, it is also much easier to negotiate a favorable agreement with a smaller company than with one of the supermajors.

A Short Delay Likely for Aspiring New Producers

At this moment, Balkanalysis.com does not foresee any other significant oil or gas producer in Albania before 2015. Although several offshore blocks have been awarded, as has been discussed, no significant exploration activity has taken place yet.

In October 2011, the European Union proposed a new Regulation for offshore oil and gas exploration and production activities. Initial feedback from the offshore operators indicates that the proposed regulation would create additional compliance costs. The regulation would apply to Albania as well, as a Contracting Party of the Energy Community. These additional costs, as well as the absence of any offshore oil and gas infrastructure and industry experience in Albania, will probably block any significant oil and gas offshore activities for the next several years.

Adding Up the Numbers: Oil Production and Future Scenarios

Overall, a positive assessment can be reached even from a conservative estimate, excluding any other potential players still to be named. In a likely scenario, increased oil production from Bankers Petroleum, Stream Oil and Gas, plus initial production from Petromanas and constant production from Albpetrol (or, the company that will buy Albpetrol), sees Albanian oil production reaching around 45-50,000 bpd in 2015 (2.3-2.5 million tonnes/year).

This figure amounts to more production than at anytime since 1974- when Albania reached peak production, allowing the country to cover all its domestic consumption and export the balance (5-10,000 bpd or 255-510,000 tonnes/year).

By comparison, no other country in the Balkans currently has any relevant oil production other than Romania and Turkey. According to EIA, Romania still produces around 90,000 bpd (4.6 million tonnes/year), but its production has fallen into steep decline, while Turkey still produces only around 45,000 bpd (2.3 million tonnes/year).

Therefore, becoming an oil exporter – even a small one – will give Albania some political leverage in the Balkans as well, further to some other energy transit projects that would involve Albania, especially the natural gas pipelines such as the Trans-Adriatic Pipeline or South Stream.

During 2011, oil production alone probably added $400-450 million to the Albanian economy, representing almost 4% of the country’s GDP. If the Brent oil prices stay around 90 USD/barrel for the next 3-5 years, this increased oil production in Albania will contribute about $1 billion – or between 7 and 8% of GDP – to the country’s economy by 2015.

If the domestic oil refining activities and all the construction activities linked to the oil sector (such as new pipelines, expanded export terminals and roads) are factored in, the cumulative contribution to the GDP can be pegged even higher. Increasing oil production in Albania might impact the country’s standing, the regional power structure, economic development and possibly the success or failure of proposed energy projects elsewhere.

Oil export from Albania to Italy could reduce the need for the long-promised AMBO pipeline. Greece might become more interested in having a small but stable supply of oil from Albania, now that the Burgas-Alexandroupoli oil pipeline is defunct and the country has to divert its oil import sources away from Iran for the foreseeable future, due to the international embargo against that country.

The alternative for Greece would be to turn to other plans, such as increased domestic exploration, which unfortunately requires money not available now, or else, participation in Cyprus/Israel offshore endeavors (which has tense political implications with Turkey). The prospect of having its northwestern neighbor become dominant in energy affairs does not sit well with Athens. At the same time, as stated above, the Turkish State Oil Company (TPAO) is reportedly unhappy about the Israeli offshore investment, and could try to make a case for itself behind the scenes.

Conclusions: Beneficial Development Possible, if Reforms Continue

A clean and smooth development of the hydrocarbon extraction and processing sector in Albania presents both a challenge and a huge opportunity for the country. The oil and gas regulatory framework must remain stable and free from any political interference- though the latter in particular is always challenging, given traditional Balkan power and patronage structures.

A successful privatization of Albpetrol – if this is indeed launched and finalized – will be an important test for the authorities. The government’s strong and continuous commitment to the development of the oil and gas sector is critical, as is transparency.

In 2009, Albania became a member of the Extractive Industries Transparency Initiative (EITI), a global initiative that works towards increasing the transparency and accountability of the extractive industries, including oil and gas.EITI’s reports from 2009 and 2011 show that the Albanian oil and gas industry relations with the government are generally considered to be open and transparent.

Howevcr, the possibility of fuzzy financial reporting is also suggested, specifically in the case of the cooperation of foreign investors and the government during today’s oil industry revival. Reported oil production royalties are provided in the first report on Albania (.PDF) published by EITI, in 2009. This report was crafted soon after the country became a member of EITI.

One of the things that the report looks at is whether the royalties and other amounts declared by oil and gas companies as having been paid to Albpetrol or the Albanian government in fact match the amounts reported by the Albanian government. The numbers given in the report (referring to the year 2009) reveal that a generous $600,000 was missing from the government’s reporting. In the oil industry, this is not a huge amount and could be a reporting error. On the other hand, one cannot exclude the possibility of corruption in the involved government agencies. It will be interesting to follow the future EITI country reports to see if such discrepancies persist.

Appendix: Companies, Entities and Notable Figures

The following information is based on, and refers to, official data and the official websites of some of the entities mentioned in the current article. The references are provided in order of their appearance in the text. This information accurately represents the data listed on the websites in question at the time of this article’s publication; please note that this will not be updated to take note of any changes that may occur in future.

National Agency of Natural Resources (AKBN)

Based in/location: Albania

Executive Director: Besjan Pesha

Activities: Governmental oversight of the renewable energy, hydrocarbons, mining and hydroenergy sectors

Ministry of Economy, Trade and Energy

Based in/location: Albania

Minister: Nasip Naço

Activities: Governmental ministry overseeing the economic sphere, including energy sector

Bankers Petroleum

Based in/location: Canada

Other Major Projects: None

Board of Directors: Robert Cross (Chairman); Abdel F. Badwi; Ian McMurtrie;

Gen Wesley Clark (ret.); John Zaozirny; Eric Brown; Phillip R. Knoll; Jonathan Harris

Albpetrol

Based in/location: Albania

Activities: State oil company

General Manager: Ferdinand Murati (as of August 2011)

Stream Oil and Gas

Based in/location: Canada

Other Major Projects: None

Board of Directors: Sotiris Kapotas (Chairman); Marlowe Allison; Ian Barron; Leslie Goodman; James Hodgson; George Mortakis-Martakis

San Leon Energy PLC

Based in/location: Ireland

Other Major Projects: Oil and Gas activities in the USA, Poland, Ireland, Italy, Morocco and Holland

Board of Directors: Oisín Fanning (Chairman); Philip Thompson; Paul Sullivan;  John Buggenhagen; Raymond King; Jeremy Boak; (Thomas) Daniel Martin Jr

Beach Energy Limited

Based in/location: Australia

Other Major Projects: Drilling and Production in Australia, Egypt and the US

Board of Directors: Robert Michael Kennedy (Chairman); Reginald George Nelson; Franco Giacomo Moretti; Glenn Stuart Davis; Neville Foster Alley; Belinda Robinson

Israel Land Development Energy (ILDC)

Based in/location: Israel

Other Major Projects: Holding Company for Real Estate, Media, Outdoor Advertising, Hotels and Utilities and Energy

Controlling Shareholders/Board of Directors: Jackob Nimrodi (Honorary President); Ofer Nimrodi (CEO); Shlomo Maoz (Chairman of the Board); Eliyahu Cohen; Ron Weissberg; David Schwartz; Smadar Nimrodi-Rinot; Ravit Nimrodi; Menashe Arnon; Chen Lavon

Note: ILDC Controls Emanuelle Adriatic Energy Ltd (incorporated in Cyprus). This subsidiary runs ILDC’s Albania operations, and in fact all of its energy projects.

Albanian Refining & Marketing of Oil (ARMO)

Based in/location: Albania

Activities: National Refining Company (Privatized)

Director: Rezart Taci

Petromanas Energy

Based in/location: Canada

Other Major Projects: None

Board of Directors: Verne Johnson (Chairman); Heinz Juergen Klaus Scholz; Jeffrey Scott; Gerard Protti; H. Werner Ladwein; Peter-Mark Vogel; Gordon Keep; Glenn McNamara (Director and CEO)

Sky Petroleum

Based in/location: Texas, USA

Other Major Projects: Mubarek Field (UAE offshore)

Board of Directors: Karim Jobanputra (Chairman): Robert P. Curt: Michael D. Noonan; Oliver J. Whittle

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Canadian Energy Research Institute

Economic Impacts of New Oil Sands Projects in Alberta (2010-2035)

Afshin Honarvar
Jon Rozhon
Dinara Millington
Thorn Walden
Carlos A. Murillo
Zoey Walden

Study No. 124

May 2011

CANADIAN ENERGY RESEARCH INSTITUTE

Relevant • Independent • Objective

ECONOMIC IMPACTS OF NEW OIL SANDS PROJECTS IN ALBERTA (2010-2035)

Economic Impacts of New Oil Sands Projects in Alberta (2010-2035)

Copyright © Canadian Energy Research Institute, 2011
Sections of this study may be reproduced in magazines and newspapers with acknowledgement to the Canadian Energy Research Institute

Study No. 124
ISBN 1-896091-99-7

Authors: Afshin Honarvar
Jon Rozhon
Dinara Millington
Thorn Walden
Carlos A. Murillo
Zoey Walden

Acknowledgements: The authors of this report would like to extend their thanks and gratitude to everyone involved in the production and editing of the material, including, but not limited to Peter Howard and Megan Murphy

CANADIAN ENERGY RESEARCH INSITTUTE
150, 3512 – 33 Street NW
Calgary, Alberta T2L 2A6
Canada
www.ceri.ca

May 2011
Printed in Canada

Economic Impacts of New Oil Sands Projects in Alberta (2010-2035) iii

Table of Contents

LIST OF FIGURES .... **v**
LIST OF TABLES .... **vii**
EXECUTIVE SUMMARY .... **ix**
Introduction ix
Background ix
Study Objective ix
Methodology x
Estimated Impacts x
A Note About Economic Terms xiii
CHAPTER 1 OIL SANDS PROJECTIONS – *REALISTIC SCENARIO* **1**
Overview 1
CERI Oil Sands Projections – *Realistic Scenario* 2
Summary 8
CHAPTER 2 IMPACT OF NEW OIL SANDS PROJECTS ON US AND CANADIAN ECONOMIES **9**
Introduction 9
Economic Impacts in Canada 9
Job Creation Perspective 16
Overall Tax Perspective 22
Oil Sands Royalty from New Projects 26
US Economic Impacts 29
CHAPTER 3 INPUT-OUTPUT METHODOLOGY **41**
What is an Economic Input-Output Model? 41
Impact Analysis Modeling 42
CERI's US-Canada Multi-Regional I/O Model *(UCMRIO 2.0)* 45
Building the Model 46
Industries in the *UCMRIO 2.0* 47
US-Canada Trade Table and Model Structure 49
Disaggregation of National Results for the US 52
Interpretation of the US Impacts 53
UCMRIO 2.0 Multipliers 54
Data Sources 55
Assumptions and Limitations 56
CHAPTER 4 CONCLUSIONS **59**
APPENDIX A IMPACTS ON THE US ECONOMY – *I/O REFERENCE* AND *UPPER-BOUND* SCENARIOS **61**
APPENDIX B GLOSSARY OF TERMS **67**
BIBLIOGRAPHY **71**

May 2011

Economic Impacts of New Oil Sands Projects in Alberta (2010-2035) v

List of Figures

Figure E.1	Jobs Created and Preserved in Canada 2010, 2035	xi
Figure E.2	Multipliers for Canada with Respect to a One Million Dollar Initial Outlay	xii
Figure E.3	Jobs Created and Preserved in the US, 2010-2035	xiii
Figure 1.1	Alberta's Oil Sands Areas	1
Figure 1.2	Capacity and Production of Bitumen, 2010-2035 – *Realistic Scenario*	3
Figure 1.3	Bitumen Production Projections by Extraction Type	4
Figure 1.4	Initial and Sustaining Capital (2010-2035)	5
Figure 1.5	Sustaining Capital (2010-2035)	6
Figure 1.6	Natural Gas Requirements and Greenhouse Gas Emissions	7
Figure 1.7	Annual and Cumulative Royalties Collected by the Alberta Government Existing vs. New Oil Sands Projects, 2010-2035	8
Figure 2.1	Total Economic Impact of Alberta's New Oil Sands Projects on Canadian Provinces and Territories	13
Figure 2.2	Multipliers for Canada with Respect to a One Million Dollar Initial Outlay	15
Figure 2.3	Canadian Employment per Million Dollar Investment and Operation in the Alberta Oil Sands Industry	15
Figure 2.4	Percentage of Jobs by Component and Region, 2010-2035	17
Figure 2.5	Jobs Created and Preserved in Canada, 2010-2035	18
Figure 2.6	Oil Sands Industry Multipliers on Job Creation by Component and Region	22
Figure 2.7	Tax Receipts by Province and Type	25
Figure 2.8	Tax Receipts by Source and Region	26
Figure 2.9	Royalty Income from New Oil Sands Projects, 2010-2035	27
Figure 2.10	Jobs Created and Preserved in the US, 2010-2035	38
Figure 2.11	Impact of New Investment in Alberta's Oil Sands Projects, State by State Over 25 Years	39
Figure 2.12	Impact of New Operations in Alberta Oil Sands Projects, State by State Over 25 Years	40
Figure 3.1	Overall Bi-National Multi-Regional I/O Modeling Approach	44
Figure 3.2	Schematic of the Input-Output System	56

May 2011

Economic Impacts of New Oil Sands Projects in Alberta (2010-2035) vii

List of Tables

Table 1.1	In-Place Volumes and Established Reserves of Crude Bitumen in Alberta	2
Table 1.2	*Realistic Scenario* Delays	3
Table 2.1	Economic Impact of Oil Sands in Alberta, 2010-2035 – Investments and Operation	10
Table 2.2	Economic Impact of Oil Sands in Alberta, 2010-2035 – Investments	11
Table 2.3	Economic Impact of Oil Sands in Alberta, 2010-2035 – Operations	12
Table 2.4	Economic Input/Output Multipliers with Respect to Initial Outlay Investments and Operations	14
Table 2.5	Jobs as a Result of New Oil Sands Projects in Alberta, 2010-2035 Investments and Operations	16
Table 2.6	Jobs Created and Preserved in Canada, 2010-2035	19
Table 2.7	Jobs as a Result of New Oil Sands Projects in Alberta, 2010-2035 – Investments	20
Table 2.8	Jobs as a Result of New Oil Sands Projects in Alberta, 2010-2035 – Operations	20
Table 2.9	Job Multipliers with Respect to Initial Outlay, 2010-2035 Investments and Operations	21
Table 2.10	Tax Receipts as a Result of Alberta Oil Sands Investment and Operation, 2010-2035, Federal and Provincial-Municipal	23
Table 2.11	Tax Receipts as a Result of Alberta Oil Sands Investment and Operation, 2010-2035, Federal	24
Table 2.12	Tax Receipts as a Result of Alberta Oil Sands Investment and Operation, 2010-2035, Provincial-Municipal	24
Table 2.13	Tax Receipt Multipliers with Respect to Initial Outlay Federal and Provincial-Municipal	25
Table 2.14	Royalty Income by Type and Year	27
Table 2.15	US Output and GDP Impacts – National	30
Table 2.16	US Employment Impact – National	30
Table 2.17	Top 10 States by GSP Impact	31
Table 2.18	Total Economic Impact of Alberta Oil Sands in the US by State 2010-2035 – *Plausible Scenario*	32
Table 2.19	Total Economic Impact of Alberta Oil Sands by US Economic Region – *Plausible Scenario*	33
Table 2.20	Total Economic Impact of Alberta Oil Sands by US PADD – *Plausible Scenario*	34
Table 2.21	Gross State Product (GSP) by State by Year – *Plausible Scenario*	35
Table 2.22	Jobs Created and Preserved – *Plausible Scenario*	37
Table 3.1	Sectors/Commodities in CERI US-Canada Multi-Regional I/O Model	47
Table 3.2	Oil and Gas I/O Multipliers for Canada and the US	54
Table A.1	Total Economic Impact of Alberta Oil Sands in the US by State 2010-2035 – *I/O Reference Case*	63
Table A.2	Total Economic Impact of Alberta Oil Sands in the US by State 2010-2035 – *Upper Bound Scenario*	64
Table A.3	Total Economic Impact of Alberta Oil Sands by US Economic Region *I/O Reference Case*	65
Table A.4	Total Economic Impact of Alberta Oil Sands by US Economic Region *Upper Bound Scenario*	65
Table A.5	Total Economic Impact of Alberta Oil Sands by US PADD *I/O Reference Case*	66
Table A.6	Total Economic Impact of Alberta Oil Sands by US PADD *Upper Bound Scenario*	66

May 2011

Economic Impacts of New Oil Sands Projects in Alberta (2010-2035) ix

Executive Summary

Introduction

For more than 40 years, there has been ongoing development within Alberta's oil sands industry with a view to advancing energy security and prosperity in North America. This development has slowed during times of recession and low oil prices, but it has never halted completely, indicating that energy security and prosperity are realizable goals. This report provides strategic insights by examining the impacts the oil sands industry has made on North American economies and how the industry will likely develop into the future. Two themes are central to the report: the oil sands' impact on Canadian provincial and national economies, and the oil sands' ripple effects on US state and federal economies. With a sophisticated, comprehensive Input-Output (I/O) model, we address the economic opportunities that find their source in Alberta's oil sands industry.

The first chapter of the report contains the Canadian Energy Research Institute's (CERI) realistic projections of oil sands initial capital investment, sustaining capital, and operating capital on an annual basis over the period 2010-2035. Chapter 2 explores the potential impact of new oil sands projects on these economies; not only does this chapter look at the potential monetary impact on these economies, it also considers the extent that employment will be created. Chapter 3 follows with an explanation of the input-output methodology that CERI has developed to analyze oil sands economics.

Background

Daily production from Alberta's oil sands is now approaching **1.7 million** barrels, exceeding the nation's conventional oil production and contributing significantly to its gross domestic product. Almost all of Canada's oil sands and conventional oil output goes to refineries in Canada and the United States, and the United States now imports twice as much oil from Canada as from any other country. The oil sands are making an increasing contribution to the close energy ties between Canada and the United States.

Within this report, input-output analysis is employed to quantify total economic impacts—direct, indirect and induced—of oil sands investment and production on various industries in Canada and the United States, and on various provinces, territories, and states. Direct impacts are those arising from spending on goods, services, and labour, and all of them occur within Alberta. Indirect impacts are those felt by suppliers of goods and services to oil sands construction and operations, their suppliers, etc. Induced impacts arise from the spending and re-spending of personal income derived from employment created by the direct, indirect, and also the induced impacts themselves.

Study Objective

The objective of this report is to evaluate the economic impacts of Alberta's oil sands projects in terms of GDP, employment, employee compensation, and government revenues.

May 2011

x Canadian Energy Research Institute

Methodology

- CERI employs a multiregional Input Output (I/O) model to evaluate the economic impact of Alberta's oils sands projects on the US and Canadian economies. The new model is the US-Canada Multi-Regional I/O Model (*UCMRIO 2.0*) and is based on Statistics Canada's (StatsCan) and the US Bureau of Economic Analysis' (USBEA) I/O tables for 2006.
- The new CERI I/O model (*UCMRIO 2.0*) generates multipliers consistent with Statistics Canada both at the provincial and international level, and it includes induced impacts. Also, the model is capable of estimating US impacts at the state level; the estimates are consistent with the US BEA's RIMS II, and the commonly used I/O software IMPLAN.
- A two-step approach is taken to evaluate the economic impacts. First, future investments and operations in Alberta's oil sands industry are projected – this is reported separately under the *Realistic Scenario*.[1] Second, impacts are evaluated using the projections from the first step.
- The impacts are estimated separately for the investment and operation phases of the oil sands projects.
- The impacts reported in this document are the effects of additional activity (new projects). These figures should not be interpreted as the total contribution of the oil sands industry in the economy.
- There are uncertainties regarding the impacts on the US, therefore a range of estimates is provided. The range includes the *I/O Reference Case*, *Upper Bound Scenario*, and the *Plausible Scenario*. In the report, results from the ***Plausible Scenario***, which provide a mean for the other two scenarios, are discussed. Results of the other two scenarios are presented in Appendix A.

Estimated Impacts

- The estimated investments, reinvestments, and revenues from operation of the new oil sands projects are approximately **$2,077 billion** (2010 $Cdn)[2] during the period 2010-2035. This is also known as the "initial outlay" in this report. **$253 billion** is considered strategic initial capital for construction and **$1,824 billion** for operation, maintenance and sustaining capital.
- Total GDP impact of oil sands investment and operations over a 25-year period is estimated to be **$2,106 billion** for Canada, and **$521 billion** for the US. Impacts on economies outside of Canada and the United States are not considered.
- Employment in Canada (direct, indirect, induced) as a result of new oil sands investments is expected to grow from **75,000 jobs** in 2010 to **905,000 jobs** in 2035. This type of employment includes new and preserved jobs and also consists of full-time and part-time jobs (Figure E.1).

[1] CERI Study No. 122, "Canadian Oil Sands Supply Costs and Development Projects (2010-2044)," May 2011.
[2] Unless otherwise stated, all values are in Canadian dollars.

May 2011

Economic Impacts of New Oil Sands Projects in Alberta (2010-2035) **xi**

Figure E.1
Jobs Created and Preserved in Canada, 2010-2035
(x 1,000)

Supported Employment
Thousand Person Years
1000
900
800
700
600
500
400
300
200
100
0
2010
2015
2020
2025
2030
2035

- Based on the combined impact analysis of Canada and the US, **76 percent** of the total GDP impact occurs in Alberta, **4 percent** occurs in other provinces and territories, and **20 percent** occurs in the United States (based on the *Plausible Scenario*).
- Total operations impacts by all three measures (direct, indirect, and induced) are larger than investment impacts, although on an annual basis the investment impacts are large, being concentrated in a much shorter period of time. The impacts of investment are less geographically concentrated than those of operations, reflecting the prominence of outlays on machinery and equipment manufactured beyond Alberta's borders during the investment phase and the sizeable outlays on Alberta-supplied inputs, such as natural gas, during the operating phase. Total GDP impacts for the investment and operation phases in Canada are **$231 billion** and **$1,875 billion**, respectively.
- Dividing total impacts by the corresponding oil sands investment or gross output in millions of dollars produces the provincial and territorial multipliers. For instance a **one million dollar** investment in the Alberta oil sands industry creates **$0.96 million dollars of GDP** and **4.8 person years of employment** in Alberta.
- **For every two jobs created in Canada, one job will be created in the US (investment and operation phases combined).**
- Canadian national multipliers are shown in Figure E.2. A tax multiplier is added to capture estimated tax revenue impacts accruing to all levels of government from income taxes, sales taxes, property taxes, CPP/EI contributions, customs duties, etc. Note, however, that Crown oil sands royalties payable to the Government of Alberta are not included in tax revenue impacts.
- The Canadian Government's share of taxes from total impact over the period 2010-35 is **$311 billion**. Alberta's share over the same time period is **$105 billion**. In addition to this amount, the Alberta government also receives **$350 billion** of oil sands royalties for a total of **$455 billion**. Note that this comparison is highly sensitive to the assumed oil price forecast.

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xii Canadian Energy Research Institute

- **For 1 direct job created in Alberta, about 1 indirect job and 1 induced job will be created in the rest of Canada.**

Figure E.2
Multipliers for Canada with Respect to a One Million Dollar Initial Outlay

Millions
2.0
1.8
1.6
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
Output
GDP
Income and Wages
TAX

- By 2023, projected royalty revenue from new oil sands projects will be approximately **$10.3 billion**. By 2035, the total royalty revenue from new projects will be about **$36 billion**, which equals the total forecasted Alberta government revenue in 2010-11.[3]
- A one million dollar change in final demand, in terms of investment or final consumption, generates **$1.01** and **$0.26 million** of GDP in Canada and the US, respectively.
- The "states" that benefit the most from Alberta's oil sands industry differ in investment and operation phases of the oil sands projects. States like California, Illinois, Texas, and New York, with big economies and large manufacturing sectors, receive the most benefit from oil sands projects in the investment phase.
- States like Illinois, Texas, Wisconsin, Washington, Ohio, Michigan, and Pennsylvania – which are closely involved with Canadian oil sands trade, refining, services incidental to refining, and storage or transportation of oil sands – receive the most benefit from the Alberta's oil sands industry at the operations phase.
- Total GDP impact of oil sands investment and operations over a 25-year period is estimated to be **$521 billion** for the US.
- Employment in the United States (direct, indirect, induced) as a result of new oil sands investments is expected to grow from **21,000 jobs** in 2010 to **465,000 jobs** in 2035. This type of employment includes new and preserved jobs and also consists of full-time and part-time jobs (Figure E.3).

[3]Government of Alberta Fiscal Update 2010-2011, February 2011. http://www.finance.alberta.ca/publications/budget/quarterly/2010_3rdq/report.pdf

May 2011

Economic Impacts of New Oil Sands Projects in Alberta (2010-2035) xiii

Figure E.3
Jobs Created and Preserved in the US, 2010-2035
(x 1,000)

500
450
400
350
300
250
200
150
100
50
0
Supported Employment
2010
2015
2020
2025
2030
2035

A Note about Economic Terms

There are a number of specialized economic terms within this study that bear a short explanation.

Economic effects/impacts – "effects" and "impacts" are synonymous terms.

- **Direct effects/impacts** – These are the employment and financial effects immediately associated with the development of new projects in the oil sands industry. All direct effects are allocated within the province of Alberta.
- **Indirect effects/impacts** – These are the employment and financial effects on industries that supply goods and services for the development of new oil sands projects.
- **Induced effects/impacts** – These are the employment and financial effects that occur in a region due to the economic activity in a particular sector. For example, an oil sands project worker will spend money in the economy by purchasing meals, clothes, and other various goods and services. Therefore, monies are spent and jobs are created in industries that are peripheral to the oil sands industry, and these are induced effects.
- **Total economic effects/impacts** – This is the sum of all impacts. Direct + Indirect + Induced = Total
- **Employment (Thousand Person Years)**: Thousands of jobs created and preserved every year. For instance if a new oil sands in situ project with a capacity of 10,000 bbl/day starts operation by hiring 60 people in the initial year, the employment is 0.06 thousand person years in the first year. If this new oil sands facility adds 5,000 bbl/day capacity in the second year and hires 25 more employees to operate the new facility, in the second year the In-situ project has created and preserved 0.085 thousand person years of employment. Of the 0.085 thousand person years of employment, 0.06 represents preserved jobs and 0.025 refers to new jobs.

May 2011

xiv Canadian Energy Research Institute

- **Job** – Thousand person years and jobs are used interchangeably throughout this report. Thousand person years is the unit for the number of people employed in a job for the year. A job is an occupation that one needs to do in order to be employed. This should not be confused with stating that a job is a position that one is hired into (i.e., as a plumber). For example, a company could hire 10 people in a year for the position as manager and not hire any managers for later years. For the first year, the total amount of positions was 10 and the total amount of person years for that year is 10. However, for the second year, the total amount of manager positions is still 10 but the person years are now 20 as 10 people have now worked for 2 years. While the definition of job and work may be subject to interpretation, for the purposes of this report the number 10,000 jobs and 10 thousand person years both denote that 10,000 people were employed for a year.
- **I/O model** - an input-output model demonstrates the interdependencies between different areas of a national economy or between areas of different economies. The CERI I/O model (*UCMRIO 2.0*) takes into account interdependencies between Canadian provincial and federal economies as well as US state and federal economies.
- **Multiplier** – This term refers to proportion. For example, if a $1 million increase in oil sands investment creates 5.6 jobs in Canada, the multiplier is 5.6 (as shown in Table 2.4 in the report).

May 2011

Economic Impacts of New Oil Sands Projects in Alberta (2010-2035) 1

Chapter 1
Oil Sands Projections – *Realistic Scenario*

Overview

The oil sands resources that exist in Alberta are contained within three areas (Peace River, Athabasca, and Cold Lake), as designated by the Government of Alberta, and illustrated in Figure 1.1. Eventually, the development of the resource will extend into the neighbouring province of Saskatchewan. The development of the oil sands in both provinces, no matter how transparent, will be carefully monitored by provincial and federal as well as international governments and environmental activists.

Figure 1.1
Alberta's Oil Sands Areas

BLUESKY-GETHING DEPOSIT
ATHABASCA
PEACE RIVER
WABISKAW-MCMURRAY DEPOSIT
Fort McMurray
CLEARWATER DEPOSIT
COLD LAKE
CANADA
Edmonton
Calgary

Together these regions cover an area over 14.5 million hectares (ha), with the remaining established reserves comprising 169.9 billion barrels of an extremely heavy crude oil, referred to as bitumen.[1] Approximately 16 percent of the 169.9 billion barrels is currently under active development.

[1]The initial volume-in-place of bitumen has been estimated by the Alberta Energy Resources Conservation Board (ERCB) and is used to estimate the initial established reserves of bitumen – bitumen that is estimated to be recoverable given current technology and knowledge. (While the ERCB made significant changes to the in-place resource in 2009, there are no changes to the estimate of the initial established reserves of crude bitumen. The ERCB's latest estimates for the initial established reserves are used throughout this report as our estimates for the resource size.) Source: Alberta Energy Resources Conservation Board. "Alberta's Energy Reserves 2009 and Supply/Demand Outlook 2010-2019". 2010.

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2 Canadian Energy Research Institute

Of the recoverable bitumen remaining, 80 percent is estimated to be recoverable using in situ methods which target deposits that are too deep for mining. The remaining recoverable bitumen is anticipated to be recoverable using mining techniques. Table 1.1 provides a breakdown of the initial volume-in-place, initial established reserves, cumulative production, and remaining established reserves, to help further illustrate the vast potential in the area.

Table 1.1
In-Place Volumes and Established Reserves of Crude Bitumen in Alberta ($10^{\wedge 9}$ barrels)

Recovery Method	Initial Volume-in-Place	Initial Established Reserves	Cumulative Production	Remaining Established Reserves
Total	1,802.7	176.7	6.9	169.8
Mining	130.8	38.7	4.5	34.2
In situ	1,671.9	138.0	2.4	135.5

Source: ERCB, "Alberta's Energy Reserves 2009 and Supply/Demand Outlook 2010-2019". 2010.

CERI Oil Sands Projections – *Realistic Scenario*

The projections presented in this chapter are taken from CERI's sixth annual update to "Canadian Oil Sands Supply Costs and Development Projects (2010-2044)". The projection period in the oil sands report extends for thirty five years, from the end of 2010 to the end of 2044 and presents the results for three plausible scenarios. However, the projections are only presented to 2035 in this report in order for CERI's *Realistic Scenario* to be consistent with other results presented in this report.

CERI's *Realistic Scenario* assumes that developed nations continue to recover from the recession and experience modest economic growth in 2011, bringing about a slow and steady growth in the demand for crude oil. The growth is tempered somewhat by geopolitical concerns in the Middle East and economic setbacks in some European nations. In this scenario, oil prices begin a slow and steady climb, thus sending a signal to oil sands proponents that the demand for crude oil is picking up and a period of ongoing growth for the foreseeable future will ensue.

CERI's methodology for projecting bitumen and SCO production volumes is based on the summation of all announced projects, with a wide variety of assumptions pertaining to project schedules and delays, technology, and state of development. The method by which projects are delayed, or the rate at which production comes on stream, is based upon CERI's past experience from monitoring the progress of various oil sands projects.

Projects further along the regulatory process are given shorter delays, and have higher probabilities of proceeding to their announced production capacity. Projects that have been announced, but have not yet entered the regulatory process with a disclosure document; receive lower probabilities of proceeding and longer delays. Projects that are suspended are assumed to be already approved but not yet constructed. Table 1.2 describes the project delays for the *Realistic Scenario*.

May 2011

Economic Impacts of New Oil Sands Projects in Alberta (2010-2035) 3

Table 1.2
Realistic Scenario Delays

	Realistic Scenario					
	In Situ		**Mining**		**Upgrading**	
	Probability Fraction	Delay Years	Probability Fraction	Delay Years	Probability Fraction	Delay Years
Onstream	1.00	0	1.00	0	1.00	0
Under Construction	1.00	1	1.00	1	1.00	1
Suspended	0.90	3	0.90	3	0.90	3
Approved	0.90	4	0.90	4	0.90	4
Awaiting Approval	0.85	8	0.85	8	0.85	8
Announced	0.70	12	0.65	14	0.70	12
Cancelled	1.00	0	1.00	0	1.00	0

The more reasonable path for oil sands development follows CERI's *Realistic Scenario*, where oil sands development is slow to rebound. It is not until 2016 that the oil sands industry experiences its first spike in bitumen capacity. Following this spike is a period of relatively steady capacity growth from 2018 to 2035. In 2016, capacity reaches 2.7 MMBPD, and by the end of 2035 capacity increases to 5.4 MMBPD (see Figure 1.2).

Figure 1.2
Capacity and Production of Bitumen 2010-2035 – *Realistic Scenario*

10^3 bpd
6,000
5,000
4,000
3,000
2,000
1,000
0
2010 2012 2014 2016 2018 2020 2022 2024 2026 2028 2030 2032 2034
Total Capacity - Realistic Scenario
Total Production - Realistic Scenario

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4 Canadian Energy Research Institute

Illustrated in Figure 1.2 is the production profile as well as capacity volume. By 2035 production volume will reach 4.9 MMBPD under the *Realistic Scenario*. Production is projected to reach 2.1 MMBPD by 2015, and 4.8 MMBPD by 2030.

Production projections by extraction type are presented in Figure 1.3. Mined bitumen maintains a majority status of oil sands volumes until 2025, when in situ production volumes overtake mined bitumen. By the end of the projection period, in situ bitumen accounts for 57 percent of total production volumes, or 2.8 MMBPD, as compared to mined bitumen which produces 2.1 MMBPD.

Figure 1.3
Bitumen Production Projections by Extraction Type

10^3 bpd
3,000
2,500
2,000
1,500
1,000
500
0
2010 2012 2014 2016 2018 2020 2022 2024 2026 2028 2030 2032 2034
Mined Bitumen
In situ Bitumen

The *Realistic Scenario* is in line with expectations for pipeline capacity additions, and it is possible that the labour and capital markets in Alberta will be capable of handling this expansion without causing undue stress on the local economy. The period of sustained growth (2018 to 2034) will introduce challenges to the Alberta economy similar to those faced during the 2004 to 2008 period.

Achieving any of the levels of production requires a substantial number of inputs, of which capital (both strategic and sustaining) and natural gas are critical. Without the required capital, an oil sands project cannot be constructed. The project, with current technologies, cannot operate without an abundant and affordable supply of natural gas. And lastly, once the facility is operating there is an ongoing need for sustaining capital to ensure that production volumes stay at their design capacities.

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Economic Impacts of New Oil Sands Projects in Alberta (2010-2035) 5

Relying on design assumptions[2] and the associated capital required to construct a facility and sustain operations, CERI has estimated the total and annual financial commitments required for the oil sands. Initial and sustaining capital costs, under the *Realistic Scenario*, are illustrated in Figure 1.4.

Figure 1.4
Initial and Sustaining Capital (2010-2035)

New Projects
Existing Projects
$35
$30
$25
$20
$15
$10
$5
$0
2010 2012 2014 2016 2018 2020 2022 2024 2026 2028 2030 2032 2034

Over the 25-year projection period, the total initial capital required for new projects is projected to be **$253 billion** under the *Realistic Scenario*. New investment dollars start declining by 2030. This does not reflect a slowdown in oil sands investments but instead relates to CERI's assumptions for project start dates and announcements from the oil sands proponents; CERI does not include in its scenarios any future projects unless publically announced by the companies involved. Ongoing investment, in the form of sustaining capital, will take place on an annual basis.

The annual sustaining capital required for the oil sands (excluding royalty revenues, taxes, and fixed and variable operating costs) under the Realistic projection grows from a current amount of **$1 billion** in 2010 to **$2.9 billion** by 2035. Figure 1.5 presents the sustaining capital requirements broken into two categories: sustaining capital for existing projects and sustaining capital for new projects.[3]

[2] CERI Study No. 122, "Canadian Oil Sands Supply Costs and Development Projects (2010-2044)", May 2011.
[3] New projects include those under construction, approved, suspended, awaiting approval, and announced.

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Figure 1.5
Sustaining Capital (2010-2035)

(Bln CDN$)
$3.5
$3.0
$2.5
$2.0
$1.5
$1.0
$0.5
$0.0
2010 2012 2014 2016 2018 2020 2022 2024 2026 2028 2030 2032 2034
Sustaining Capital For New Projects
Sustaining Capital for Existing Projects

By 2035, natural gas requirements will increase by at least twice the current levels. The *Realistic Scenario* indicates natural gas requirements of almost 4.3 BCFPD by 2035 (see Figure 1.6). Considering how aggressively shale gas production in the US has come on stream, and the potential for shale production in Canada, meeting the oil sands industry's future demand for natural gas appears to be a diminishing concern. In the *Realistic Scenario*, Canada and the US could be engaged in an energy exchange – Canadian oil for US natural gas – that further enhances the trade relationship between the two countries. The prospects for technology switching and efficiency improvements are substantial and will likely put downward pressure on the industry's natural gas requirements.

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Economic Impacts of New Oil Sands Projects in Alberta (2010-2035) 7

Figure 1.6
Natural Gas Requirements and Greenhouse Gas Emissions

Mmcf/d
MT/y
5,000
4,000
3,000
2,000
1,000
0
100
80
60
40
20
0
2010 2012 2014 2016 2018 2020 2022 2024 2026 2028 2030 2032 2034
Gas Req-ments for Existing Projects
Gas Req-ments for New Projects
GHG Emissions

One of the by-products of natural gas consumption is GHG emissions. Without equipment to "scrub" the emissions streams, and separate the GHG emissions, the emissions are released into the atmosphere. While technological innovation within the oil sands industry (in addition to carbon capture and storage) is expected to help reduce these emissions, Figure 1.6 above illustrates the GHG emissions under CERI's design assumptions. The emissions are expected to rise to 89 million tonnes per year by 2035, in tandem with natural gas requirements. The emissions presented above reflect point source emissions and do not take into account emissions associated with electricity purchases or the benefits of cogeneration. In other words, these figures represent absolute GHG emissions that result from the production of marketable bitumen and SCO from the oil sands industry.

Given the production projection as stated earlier, bitumen royalties from existing and new projects collected by the province will be **$3.2 billion** in 2010 and are forecasted to grow to **$47 billion** by 2035 as illustrated in Figure 1.7. The cumulative total of royalties collected by the Alberta government will exceed **$623 billion** over the next 25 years.

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Figure 1.7
Annual and Cumulative Royalties Collected by the Alberta Government
Existing vs. New Oil Sands Projects, 2010-2035
($millions)

Cumulative 2010 - 2035
Total Royalties New Projects
Total Royalties Existing Projects
Total Royalties (New + Existing Projects)
Annual
Cumulative
$3,293
$4,123
$4,877
$6,013
$6,901
$7,701
$9,660
$11,101
$12,979
$15,500
$18,022
$19,122
$21,721
$23,518
$25,269
$27,250
$30,379
$33,416
$35,986
$39,390
$41,241
$42,998
$44,108
$45,178
$46,439
$47,578
2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035

Summary

North America has returned to positive economic growth, and oil sands developers are returning to pre-recession activity levels. As the activity slowly ramps up, current trends and challenges in oil sands development need to be considered by governments and industry. CERI's *Realistic Scenario* strikes a balance between the environment and oil sands development through the inclusion of a modest emissions compliance cost. Natural gas costs, construction, and other operating costs are estimated to have a significant impact on oil sands developments.

Canadian crude oil supplies will continue to serve traditional markets in the US and Canada. The demand for Canadian crude oil in the US Midwest market will grow as heavy oil refining capacity in the region is added. However, growing volumes of Canadian bitumen supply means that new markets for these volumes must be found. The US Gulf Coast is one such market, and the TransCanada Keystone XL pipeline project, which is expected to be in service in 2012, will provide Canadian producers with increased access to this market.

The growing demand for crude oil in Asia could create a new market for Canadian crude oil. The Northern Gateway Pipeline Project from Edmonton, Alberta to the deepwater port located in Kitimat, British Columbia is being designed to provide 525,000 BPD of diluted bitumen (dilbit) and synthetic crude oil (SCO) export capacity. Crude oil would be shipped via this pipeline to the Pacific coast and then loaded on tankers for delivery to the US west coast and Far East markets.

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Economic Impacts of New Oil Sands Projects in Alberta (2010-2035) 9

Chapter 2
Impact of New Oil Sands Projects on US and Canadian Economies

Introduction

Production from the oil sands is approaching the 1.7 million bbl/day mark, making those operations central to Canada's energy industry and significant contributors to the nation's GDP. Of the oil that Canada exports, both conventional and unconventional, almost all goes to the United States. On the other side of the border, the US imports more oil from Canada than from any other country. The energy ties between these two nations are therefore tight, and the oil sands in particular are increasing in significance for both countries.

It is important to look beyond the energy industry to consider the impacts that the oil sands have elsewhere within the Canadian and US economies. The investments made in new oil sands projects and the monies spent on continuing operations create jobs that, in turn, generate ripple effects throughout both of these economies. Wealth is created – how much wealth and in which sectors of the economies are two questions that arise.

This section of the report utilizes the economic tool of I/O analysis to quantify the economic impacts of oil sands investment in the *Realistic Scenario*.[1] Specifically, this report measures the incremental impacts of oil sands industry development and the resulting impacts on all Canadian provinces and US states; direct, indirect, and induced impacts of current and future investments in the oil sands industry are observed.

Economic Impacts in Canada

Overall Economic Perspective

Table 2.1 presents the total impacts associated with both investment and operations in Alberta oil sands over 25 years. Most of the GDP impact stays in Canada. However, 94 percent of the Canadian impact occurs within Alberta, with the remaining 6 percent affecting the other provinces. Among those provinces, Ontario, British Columbia, and Quebec receive the highest impact.

The cumulative sum of additional Canadian GDP from 2010 to 2035, as a result of new oil sands projects, is estimated at **$2,106 billion** (Table 2.1). Employment in Canada (direct, indirect, induced) as a result of new oil sands investments is expected to grow from **75,000 jobs** in 2010 to **905,000 jobs** in 2035 (see Figure 2.5). This figure consists of part-time and full-time jobs and includes new jobs and preserved jobs. Employees will earn approximately **$25 billion** a year and will spend a fraction of their income on goods and services that will be produced in Canada. The new demand for goods and services is accounted for in Table 2.1 by induced effect.

[1]CERI Study No. 122, "Canadian Oil Sands Supply Costs and Development Projects (2010-2044)", May 2011.

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Table 2.1
Economic Impact of Oil Sands in Alberta, 2010-2035 – Investments and Operation

Investments and Operation	$Million		Thousand Person Years
	GDP	Compensation of Employees	Employment
Alberta	1,989,565	555,387	10,041
British Columbia	28,481	15,710	420
Manitoba	4,422	2,386	68
New Brunswick	846	415	12
Newfoundland & Labrador	368	130	4
Northwest Territories	150	73	2
Nova Scotia	857	439	12
Nunavut	28	17	0
Ontario	62,921	36,265	858
Prince Edward Island	64	35	1
Quebec	13,845	7,746	208
Saskatchewan	4,855	2,106	58
Yukon Territory	39	24	1
Gabd*	0	0	0
Total Canada	**2,106,443**	**620,733**	**11,685**

*Gabd is short for Government Abroad (Canadian embassies, consulates, etc.)

The impacts shown in Table 2.1 have been calculated by applying the multipliers presented in Table 2.4 to the total direct outlay (including initial and sustaining) of **$2,079 billion** (**$283 billion investments** and **$1,796 operations**) during the investment and operating phases of the oil sands projects.

Relative GDP impacts by province and territory are also illustrated in Figure 2.1 on p. 13 – the provinces with the largest impacts being depicted in the strongest colours. Outside of Alberta, the provinces of Ontario, British Columbia, and Quebec experience the greatest economic impacts, being heavily industrialized with large populations.

Table 2.2 addresses the economic impacts (direct, indirect and induced) of oil sands investments, while Table 2.3 describes the corresponding impacts of oil sands operations. In general, investment impacts are more intense than operations impacts (more jobs, higher spending rates, etc.), but the duration of the investment period is much shorter than the duration of the operating period.

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Economic Impacts of New Oil Sands Projects in Alberta (2010-2035) 11

Table 2.2
Economic Impact of Oil Sands in Alberta, 2010-2035 – Investments

Investments	$Million		Thousand Person Years
	GDP	Compensation of Employees	Employment
Alberta	210,795	80,548	1,592
British Columbia	5,136	2,820	74
Manitoba	936	497	14
New Brunswick	169	80	2
Newfoundland & Labrador	68	22	1
Northwest Territories	28	14	0
Nova Scotia	163	84	2
Nunavut	4	2	0
Ontario	10,086	5,924	140
Prince Edward Island	12	7	0
Quebec	2,421	1,381	37
Saskatchewan	1,239	536	15
Yukon Territory	6	4	0
Gabd*	0	0	0
Total Canada	**231,064**	**91,919**	**1,877**

*Gabd is short for Government Abroad (Canadian embassies, consulates, etc.)

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Table 2.3
Economic Impact of Oil Sands in Alberta, 2010-2035 – Operations

Operations	$Million		Thousand Person Years
	GDP	Compensation of Employees	Employment
Alberta	1,778,770	474,839	8,449
British Columbia	23,346	12,890	346
Manitoba	3,486	1,889	54
New Brunswick	677	334	10
Newfoundland & Labrador	299	108	3
Northwest Territories	122	60	1
Nova Scotia	694	356	10
Nunavut	24	15	0
Ontario	52,835	30,341	718
Prince Edward Island	52	28	1
Quebec	11,424	6,364	171
Saskatchewan	3,616	1,570	44
Yukon Territory	33	20	1
Gabd*	0	0	0
Total Canada	**1,875,378**	**528,815**	**9,809**

*Gabd is short for Government Abroad (Canadian embassies, consulates, etc.)

Total operations impacts by all three measures are larger than investment impacts. Investment impacts are less geographically concentrated than those of operations. For example, 9 to 15 percent of total Canadian investment-phase impacts, and 5 to 14 percent of operating-phase impacts occur in provinces outside Alberta. This contrast stems from the greater outlays on machinery and equipment manufactured beyond Alberta's borders during the investment phase and the greater outlays on Alberta-supplied inputs such as natural gas during the operating phase.

A comparison between Table 2.2 and 2.3 reveals that one million dollars of investment in oil sands generates **$220,000** less GDP than the same amount of spending in the operations of the oil sands in Canada. But one million dollars of investment creates almost 1.2 more jobs than the comparable spending in the operations phase. Differences in wages, nature of industries, and origin of the investment capital goods could be the causes.

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Economic Impacts of New Oil Sands Projects in Alberta (2010-2035) 13

Figure 2.1
Total Economic Impact of Alberta's New Oil Sands Projects on Canadian Provinces and Territories

YUKON TERRITORY
NORTHWEST TERRITORIES
NUNAVUT
QUÉBEC
ONTARIO
MANITOBA
SASKATCHEWAN
ALBERTA
BRITISH COLUMBIA
ALASKA
WASHINGTON
OREGON
IDAHO
MONTANA
NORTH DAKOTA
SOUTH DAKOTA
MINNESOTA
WISCONSIN
MICHIGAN
NEW YORK

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Table 2.4
Economic Input/Output Multipliers with Respect to Initial Outlay – Investments and Operations

Investments and Operations	Multiplier		Person Years
	GDP	Compensation of Employees	Employment*
Alberta	0.95782	0.26738	4.834
British Columbia	0.01371	0.00756	0.202
Manitoba	0.00213	0.00115	0.033
New Brunswick	0.00041	0.00020	0.006
Newfoundland & Labrador	0.00018	0.00006	0.002
Northwest Territories	0.00007	0.00004	0.001
Nova Scotia	0.00041	0.00021	0.006
Nunavut	0.00001	0.00001	0.000
Ontario	0.03029	0.01746	0.413
Prince Edward Island	0.00003	0.00002	0.001
Quebec	0.00667	0.00373	0.100
Saskatchewan	0.00234	0.00101	0.028
Yukon Territory	0.00002	0.00001	0.000
Gabd**	0.00000	0.00000	0.000
Total Canada	**1.01**	**0.30**	**5.6**

*Per million dollars of initial outlay
**Gabd is short for Government Abroad (Canadian embassies, consulates, etc.)

The GDP and employment multipliers of Table 2.4 are also presented in bar-chart format along with multipliers for gross output and taxes (see Figure 2.2). However, the figures are presented per million dollars of initial outlay in order to be comparable with employment multipliers.

By definition, gross output multipliers cannot be smaller than 1.0 because they express gross output (direct impact + indirect impact + induced impact) as a multiple of direct impact on gross output.

The tax multiplier is intended to capture direct, indirect, and induced impacts on all kinds of revenues accruing to federal, provincial, and municipal governments: personal and corporate income taxes; sales taxes (GST, HST, PST); property taxes; CPP/EI contributions; customs duties; etc. (excluding royalties).

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Economic Impacts of New Oil Sands Projects in Alberta (2010-2035) 15

Figure 2.2
Multipliers for Canada with Respect to One Million Dollar Initial Outlay

2.0
1.8
1.6
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
Millions
Output
GDP
Income and Wages
TAX

Figure 2.3 shows relative employment impacts by province and territory. The rankings by province and territory are similar to those of Figure 2.1.

Figure 2.3
Canadian Employment per Million Dollar Investment and Operation in the Alberta Oil Sands Industry

Quebec, 0.1
Rest of Canada, 0.1
British Columbia, 0.2
Ontario, 0.4
Alberta, 4.8

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Job Creation Perspective

Table 2.5 summarizes the effects of new oil sands project development on job creation across all provinces and territories in Canada in the 2010-2035 period.

Table 2.5
Jobs as a Result of New Oil Sands Projects in Alberta, 2010-2035
Investments and Operations

Thousand Person Years	Direct	Indirect	Induced	Sum
Alberta	3974.8	3098.8	2967.3	10040.8
British Columbia	0.0	168.2	251.6	419.9
Manitoba	0.0	29.3	38.9	68.2
New Brunswick	0.0	5.0	6.9	11.9
Newfoundland & Labrador	0.0	1.4	2.1	3.5
Northwest Territories	0.0	0.9	0.9	1.8
Nova Scotia	0.0	4.4	7.8	12.2
Nunavut	0.0	0.2	0.3	0.5
Ontario	0.0	365.8	492.2	858.1
Prince Edward Island	0.0	0.4	0.7	1.1
Quebec	0.0	83.5	125.0	208.5
Saskatchewan	0.0	26.3	32.0	58.3
Yukon Territory	0.0	0.3	0.4	0.7

Tables 2.7 and 2.8 serve the same purpose, but focus rather on the effects on job creation by the two main phases of new oil sands project development, investment and production. Thus, the sum of the results in these tables is the equivalent of the results presented in Table 2.5.

In this particular instance, direct effects are calculated as the jobs created and preserved directly – construction jobs, administrative positions, or any other jobs directly related to the development of a particular oil sands project. Therefore, all direct effects occur within the province of Alberta, where a total of close to 4 million jobs are expected to be created and preserved over the 2010 to 2035 time period. Total direct jobs account for 34 percent of the total jobs expected to be supported (Direct + Indirect + Induced) across all regions – in Canada – as a result of the development of new oil sands projects.

Indirect job effects account for the potential of jobs created in the many industries that serve the oil sands industry, including the pipeline industry, the construction industry (which supplies goods and services to build camps and facilities for operations), the companies that build the trucks and shovels for mining operations, and any other related industries. Close to 3.8 million indirect jobs are expected to occur in Canada.

It is estimated that induced effects create or preserve close to 3.9 million jobs (34 percent of total) in Canada, so this is one of the greatest components of total employment. About 76 percent of the total Canadian induced jobs are expected to be created and preserved in Alberta, 13 percent in Ontario, 6 percent in British Columbia, and the remaining 5 percent in the rest of Canada.

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Economic Impacts of New Oil Sands Projects in Alberta (2010-2035) 17

Note that Alberta is the only province where the number of induced jobs is less than either the direct or indirect jobs. This indicates that induced jobs in other regions represent a greater proportion of the total number of jobs created in those regions. This is the case because Alberta is the region where the projects originate, but it is also important to note that all provinces and territories (as well as the US) benefit from the development of new oil sands projects.

In the Canadian context, jobs are created and preserved across every province and territory as an effect of new oil sands project development, with the provinces of Alberta, Ontario, and British Columbia being the largest recipients of these jobs. Ontario constitutes a large industrial manufacturing complex and a global financial centre, thus making the province crucial for required inputs and capital to the development of new oil sands projects. British Columbia, like Ontario, is one of Canada's largest economies (on a provincial basis). It also has a diversified economy with a strong natural resource extraction and agriculture base, as well as oil refineries and pipeline infrastructure.

Figure 2.4 identifies the breakdown of job creation across the different regions (and by effect type) as a result of the development of new oil sands projects between 2010 and 2035.

Figure 2.4
Percentage of Jobs by Component and Region, 2010-2035

Rest of Canada
68.0
90.0
Quebec
83.5
125.0
British Columbia
168.2
251.6
Ontario
365.8
492.2
Alberta
3974.8
3098.8
2967.3
0%
20%
40%
60%
80%
100%
Direct
Indirect
Induced

While the information in Table 2.5 is an aggregation over 25 years, Figure 2.5 presents employment creation during 2010-2035. Figure 2.5 shows that employment in early years is low and is even declining as the oil sands project shifts from the Investment Phase to Operation Phase. At the early years of operation, employment declines as the labour intensive Investment Phase nears completion. As the production of oil sands grows and bitumen is exported, the oil sands industry supports more jobs over time. Employment in Canada (direct, indirect, induced) as a result of new oil sands investments is expected to grow from 75,000 jobs in 2010 to 905,000 jobs in 2035, which is a significant contribution to the Canadian economy.

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Table 2.6 presents the total number of jobs created and preserved each year. For instance, in 2035, 905.6 thousand jobs will be created and preserved as a result of investments and operations in new oil sands projects. We can also estimate the number of incremental jobs over a period of time. The difference between figures in different columns produces the number of new jobs (incremental) in a specific period. For instance, the number of new jobs created from 2009 (2009 is not included) to 2020 in Canada due to new oil sands projects is simply 303.1 - 0 = 303.1 thousand jobs. Note that the investment and operations of the oil sands start in 2010, so at the beginning of 2010 the employment due to new projects is zero. Similarly, the number of new jobs during 2025 (2025 is not included) to 2035 is 905.6 - 607.2 = 298.4 thousand jobs.

Figure 2.5
Jobs Created and Preserved in Canada, 2010-2035
(x 1,000)

Thousand Person Years
Supported Employment
0
100
200
300
400
500
600
700
800
900
1000
2010
2015
2020
2025
2030
2035

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Economic Impacts of New Oil Sands Projects in Alberta (2010-2035) 19

Table 2.6
Jobs Created and Preserved in Canada, 2010-2035

Thousand Person Years	2015	2020	2025	2030	2035
Alberta	144.0	258.9	520.8	658.9	779.5
British Columbia	6.8	11.4	22.1	27.1	32.1
Manitoba	1.3	2.0	3.7	4.3	5.1
New Brunswick	0.2	0.3	0.6	0.8	0.9
Newfoundland & Labrador	0.1	0.1	0.2	0.2	0.3
Northwest Territories	0.0	0.0	0.1	0.1	0.1
Nova Scotia	0.2	0.3	0.6	0.8	0.9
Nunavut	0.0	0.0	0.0	0.0	0.0
Ontario	12.9	22.6	44.8	56.1	66.4
Prince Edward Island	0.0	0.0	0.1	0.1	0.1
Quebec	3.4	5.6	11.0	13.5	15.9
Saskatchewan	1.3	1.8	3.2	3.5	4.2
Yukon Territory	0.0	0.0	0.0	0.0	0.1
Total Canada	**170.2**	**303.1**	**607.2**	**765.4**	**905.6**

Table 2.7 summarizes the effects of *investment in oil sands projects* from 2010 to 2035, in terms of total employment (direct, indirect and induced) across the different regions. It is important to remember that investment is the first phase of new project development (as presented in Table 2.7), with the second being operations (as illustrated in Table 2.8).

Over 779,000 direct jobs will be created and preserved in Alberta due to investment in new oil sands projects. This represents 44 percent of the total (direct, indirect, and induced) jobs that are expected to be created in the province due to investment in oil sands projects and 38 percent of the total jobs expected to be created across Canada.

Indirect jobs related to oil sands industry investment will amount to over 588,000 jobs. Alberta will see about 79 percent of total Canadian indirect jobs, followed by Ontario at 10 percent, British Columbia at 5 percent, and the remaining 6 percent across the rest of Canada.

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Table 2.7
Jobs as a Result of New Oil Sands Projects in Alberta, 2010-2035 – Investments

Thousand Person Years	Direct	Indirect	Induced	Sum
Alberta	707.4	466.2	418.4	1592.0
British Columbia	0.0	30.3	43.3	73.6
Manitoba	0.0	6.2	7.7	13.9
New Brunswick	0.0	0.9	1.3	2.2
Newfoundland & Labrador	0.0	0.2	0.4	0.6
Northwest Territories	0.0	0.2	0.2	0.3
Nova Scotia	0.0	0.8	1.4	2.3
Nunavut	0.0	0.0	0.0	0.1
Ontario	0.0	60.5	79.4	140.0
Prince Edward Island	0.0	0.1	0.1	0.2
Quebec	0.0	15.3	21.7	37.0
Saskatchewan	0.0	6.8	7.7	14.5
Yukon Territory	0.0	0.0	0.1	0.1

Induced jobs related to investment in oil sands projects are expected to amount to 582,000 jobs across Canada.

Table 2.8 summarizes the expected effects of increased *oil sands operations* on employment across Canada during the 2010 to 2035 time period. Close to 10 million jobs are expected to be created and preserved across Canada due to increased oil sands production, with 98 percent of these jobs expected to occur in Alberta.

Table 2.8
Jobs as a Result of New Oil Sands Projects in Alberta, 2010-2035 – Operations

Thousand Person Years	Direct	Indirect	Induced	Sum
Alberta	3267.3	2632.6	2548.9	8448.8
British Columbia	0.0	137.9	208.4	346.3
Manitoba	0.0	23.1	31.2	54.3
New Brunswick	0.0	4.1	5.6	9.7
Newfoundland & Labrador	0.0	1.1	1.8	2.9
Northwest Territories	0.0	0.7	0.7	1.4
Nova Scotia	0.0	3.5	6.4	9.9
Nunavut	0.0	0.2	0.2	0.4
Ontario	0.0	305.3	412.8	718.1
Prince Edward Island	0.0	0.3	0.6	0.9
Quebec	0.0	68.2	103.3	171.4
Saskatchewan	0.0	19.5	24.2	43.8
Yukon Territory	0.0	0.2	0.4	0.6

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Economic Impacts of New Oil Sands Projects in Alberta (2010-2035) 21

Overall, the results are similar to the previous tables in terms of geographical distribution of effects (highest in Alberta, followed by Ontario, British Columbia, and other provinces and territories).

An important observation here in regards to the Canadian provinces is that the total percentage of jobs created (not the actual number of jobs) in the provinces outside Alberta – as a portion of total jobs created across all regions – is higher for investments in oil sands projects (15.2 percent) compared to the production phase (13.9 percent). There is, as a result, a larger number of jobs created in the other provinces due to increased oil sands production compared to investment in oil sands projects, but a higher proportion of the total jobs created throughout the other provinces due to investment rather than production. This is also applicable and more noticeable with the US jobs presented in the next section. Oil sands project developments are more dependent on capital goods and labour from the United States during the initial stages (investment and construction) of development than during the operations (i.e., production) phase.

Table 2.9 summarizes the multiplier effects across Canada (from 2010 to 2035) as a result of investment and operations in the oil sands industry.

Table 2.9
Job Multipliers with Respect to Initial Outlay, 2010-2035
Investments and Operations

Jobs/$million	Direct	Indirect	Induced	Sum
Alberta	1.9	1.5	1.4	4.8
British Columbia	0.0	0.1	0.1	0.2
Manitoba	0.0	0.0	0.0	0.0
New Brunswick	0.0	0.0	0.0	0.0
Newfoundland & Labrador	0.0	0.0	0.0	0.0
Northwest Territories	0.0	0.0	0.0	0.0
Nova Scotia	0.0	0.0	0.0	0.0
Nunavut	0.0	0.0	0.0	0.0
Ontario	0.0	0.2	0.2	0.4
Prince Edward Island	0.0	0.0	0.0	0.0
Quebec	0.0	0.0	0.1	0.1
Saskatchewan	0.0	0.0	0.0	0.0
Yukon Territory	0.0	0.0	0.0	0.0
Total Canada	1.9	1.8	1.9	5.6

The multipliers above capture the effect of a unit change in demand ($1 million of investment or additional export), on the number of jobs created at each level, in each region. The overall multiplier indicates that for every $1 million of investment or additional demand for bitumen, close to 6 jobs are created.

The overall direct multiplier across all regions is 1.9, thus for every $1 million of initial capital outlay, 1.9 jobs are created, all in Alberta.

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The overall indirect multiplier across all regions stands at 1.8 and indicates that for every $1 million of initial activity, less than 2 jobs are created across Canada – mainly in Alberta, Ontario, and British Columbia.

At 1.9, the overall induced multiplier suggests that a $1 million sale in the oil sands industry yields almost 2 jobs – 1.4 in Alberta, and less than 1 in Ontario, British Columbia, and the rest of Canada.

In summary, a $1 million sale in the oil sands industry yields almost 6 jobs in Canada, of which 1/3 are direct, 1/3 are indirect and 1/3 are induced.

Overall, according to the multiplier, of the 5.6 jobs created by every $1 million of capital or demand outlay from the oil sands industry (across all regions), close to 5 jobs are created and preserved in Alberta, and 1 more across Canada.

Figure 2.6 provides a visual representation of the calculated multipliers of $1 million of capital outlay from the oil sands industry on job creation, by component and by region.

Figure 2.6
Oil Sands Industry Multipliers on Job Creation by Component and Region
(#jobs/million dollar)

5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
1.4
1.5
1.9
0.5
0.3
Induced
Indirect
Direct
Alberta
Rest of Canada

Overall Tax Perspective

Note that all of the tax estimates presented in this subsection include direct, indirect and induced impacts. Table 2.10 provides an elaboration of the tax impacts alluded to in Figure 2.2. Generally speaking, taxes on income are considered direct taxes, while taxes on expenditures (such as GST, HST, and PST) and all taxes deductible by corporations for income tax purposes (such as property taxes) are considered indirect taxes. The tax impact on a province includes taxes generated by economic activity within a province payable to federal, provincial, and municipal governments. The lion's share of these tax impacts would be felt by Alberta, followed by Ontario, British Columbia, and Quebec. About **$444 billion** will be collected in all forms of taxes, except royalties, over 25 years in Canada due to new oil

May 2011

Economic Impacts of New Oil Sands Projects in Alberta (2010-2035) 23

sands projects. Ninety-two percent of this tax will be paid in Alberta, of which 68% is the share of the federal government and 32% is the share of the provincial governments. The portion of Table 2.10 tax revenues accruing to the federal government is itemized in Table 2.11. Provincial and municipal government tax revenues are indicated in Table 2.12. The multipliers applied to gross oil sands outlays in order to generate Table 2.10 are shown in Table 2.13.

The proportionate shares of tax impacts accruing to the federal government on the one hand and to provincial and municipal governments on the other is shown in Figure 2.7. The provincial percentage is smallest in Alberta, largely because of the low provincial corporate tax rate.

Table 2.10
Tax Receipts as a Result of Alberta Oil Sands Investment and Operation, 2010-2035
Federal and Provincial-Municipal

CAD Million	Indirect Tax	Personal Income Tax	Corporate Tax	Sum
Alberta	123790	189932	93755	407477
British Columbia	3766	3108	704	7578
Manitoba	675	484	79	1239
New Brunswick	120	92	20	231
Newfoundland & Labrador	37	27	13	77
Northwest Territories	14	8	8	29
Nova Scotia	136	106	26	268
Nunavut	2	2	0	4
Ontario	9962	7513	3119	20594
Prince Edward Island	11	8	1	20
Quebec	2535	1996	580	5111
Saskatchewan	830	449	274	1553
Yukon Territory	4	3	0	7

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Table 2.11
Tax Receipts as a Result of Alberta Oil Sands Investment and Operation, 2010-2035
Federal

CAD Million	Indirect Tax	Personal Income Tax	Corporate Tax	Sum
Alberta	103983	135400	62602	301985
British Columbia	1852	2150	447	4449
Manitoba	293	283	46	622
New Brunswick	52	54	12	119
Newfoundland & Labrador	14	15	8	37
Northwest Territories	6	6	5	17
Nova Scotia	56	61	15	132
Nunavut	1	2	0	3
Ontario	4544	4861	1866	11272
Prince Edward Island	4	4	1	9
Quebec	1037	1034	325	2396
Saskatchewan	358	277	157	792
Yukon Territory	2	2	0	4

Table 2.12
Tax Receipts as a Result of Alberta Oil Sands Investment and Operation, 2010-2035
Provincial-Municipal

CAD Million	Indirect Tax	Personal Income Tax	Corporate Tax	Sum
Alberta	19806	54533	31152	105491
British Columbia	1914	958	257	3129
Manitoba	383	202	33	617
New Brunswick	67	38	8	113
Newfoundland & Labrador	23	12	5	40
Northwest Territories	7	2	3	12
Nova Scotia	80	45	11	136
Nunavut	1	0	0	2
Ontario	5418	2652	1253	9323
Prince Edward Island	7	3	1	11
Quebec	1498	962	254	2715
Saskatchewan	472	172	117	761
Yukon Territory	2	1	0	3

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Economic Impacts of New Oil Sands Projects in Alberta (2010-2035) 25

Table 2.13
Tax Receipt Multipliers with Respect to Initial Outlay – Federal and Provincial-Municipal

CAD Million	Indirect Tax	Personal Income Tax	Corporate Tax	Sum
Alberta	5.96%	9.14%	4.51%	19.62%
British Columbia	0.18%	0.15%	0.03%	0.36%
Manitoba	0.03%	0.02%	0.00%	0.06%
New Brunswick	0.01%	0.00%	0.00%	0.01%
Newfoundland & Labrador	0.00%	0.00%	0.00%	0.00%
Northwest Territories	0.00%	0.00%	0.00%	0.00%
Nova Scotia	0.01%	0.01%	0.00%	0.01%
Nunavut	0.00%	0.00%	0.00%	0.00%
Ontario	0.48%	0.36%	0.15%	0.99%
Prince Edward Island	0.00%	0.00%	0.00%	0.00%
Quebec	0.12%	0.10%	0.03%	0.25%
Saskatchewan	0.04%	0.02%	0.01%	0.07%
Yukon Territory	0.00%	0.00%	0.00%	0.00%

Figure 2.7
Tax Receipts by Province and Type

100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
$105,491
$301,985
$9,323
$11,272
$3,129
$4,449
$2,715
$2,396
$1,695
$1,734
Alberta
Ontario
British Columbia
Quebec
Rest of Canada
Provincial
Federal

Figure 2.8 shows the split between tax impact of investment and of operations. The tax impact in Alberta is concentrated most heavily in operations, largely because of the greater local sourcing of purchased inputs during the operating phase compared to the investment phase.

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Figure 2.8
Tax Receipts by Source and Region

100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
$363,862
$17,359
$6,215
$4,242
$2,613
$43,615
$3,235
$1,363
$868
$816
Alberta
Ontario
British Columbia
Quebec
Rest of Canada
Operation
Investment

Oil Sands Royalty from New Projects

Projected royalty income from projects that are not yet on stream (new projects) is shown in Figure 2.9. By 2023, projected royalty revenues from these projects will be **$10.3 billion**. By 2035, royalty revenues will grow to about **$36 billion** (Table 2.14). This is slightly higher than the total **$34 billion** provincial revenue forecasted for the 2010-2011 fiscal year in the latest (as of time of writing) provincial budget update.[2] Over the 2010 to 2035 time period, cumulative royalties from new oil sands projects are expected to contribute close to **$350 billion** to provincial revenues.

[2]Government of Alberta. Budget 2010, Third Quarter Fiscal Update 2010-2011. http://www.finance.alberta.ca/publications/budget/quarterly/2010_3rdq/report.pdf (Accessed on May 10, 2011).

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Economic Impacts of New Oil Sands Projects in Alberta (2010-2035) 27

Figure 2.9
Royalty Income from New Oil Sands Projects, 2010-2035

Cumulative 2010 - 2035
In Situ (Solvent)
In Situ
Mining
TOTAL (All Projects)
Annual
Cumulative
$40,000
$37,500
$35,000
$32,500
$30,000
$27,500
$25,000
$22,500
$20,000
$17,500
$15,000
$12,500
$10,000
$7,500
$5,000
$2,500
$-
$375,000
$350,000
$325,000
$300,000
$275,000
$250,000
$225,000
$200,000
$175,000
$150,000
$125,000
$100,000
$75,000
$50,000
$25,000
$-
$-
$-
$20
$142
$231
$373
$642
$1,345
$2,039
$3,146
$5,286
$6,101
$8,331
$10,325
$12,479
$14,766
$17,926
$21,064
$23,420
$26,604
$28,743
$30,797
$32,170
$33,387
$34,752
$35,786
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035

Table 2.14
Royalty Income by Type and Year

$CAD Million	2015	2020	2025	2030	2035
Mining	237	3,186	6,767	12,166	13,732
In Situ	101	1,767	7,205	14,109	18,627
In Situ (Solvent)	36	334	794	2,468	3,427
Total Annual	**373**	**5,286**	**14,766**	**28,743**	**35,786**
Cumulative	**767**	**13,226**	**65,228**	**182,985**	**349,877**

The steepest part of the curve in Figure 2.9 occurs in the mid-2020s. In general, a project begins to pay a relatively modest gross revenue royalty during its pre-payout years; its royalty jumps sharply after achieving payout (including all project costs, capital depreciation, and a return allowance), at which point the royalty is based on the higher of net or gross revenues according to the corresponding rates as established by the Alberta government.

The number of project phases[3] in pre-payout status peaks at 65 in 2023 in CERI's oil sands royalty projection. The number of post-payout project phases climbs each year to reach 116 by the year 2035 because in each year the number of project phases reaching payout exceeds the number of projects ceasing production. The project phases expected to reach payout in the 2023 to 2027 period are:[4]

[3]Please note that we are referring to project phases, not projects per se. An oil sands project might have as many as five or six phases.

[4]The format is Project Name, Company, Phase, Expected Onstream Date.

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- Algar Lake (Grizzly) Grizzly Oil Sands Stage 1 - Module 1 2013
- Algar Lake (Grizzly) Grizzly Oil Sands Stage 1 - Module 2 2015
- Axe Lake Oilsands Quest Inc. Commercial 2016
- BlackGold Harvest Operations Corp. Phase 2 2015
- Christina Lake Cenovus Energy Inc. Phase 1e 2014
- Christina Lake Regional Project MEG Energy Corp. Phase 3 a 2016
- Clearwater East Alberta Oilsands Inc. Pilot 2011
- Clearwater West Alberta Oilsands Inc. Pilot 2012
- Cold Lake Imperial Oil Limited CSP Pilot 2013
- Cold Lake Imperial Oil Limited Phases 14-16 2015
- Firebag Suncor Energy Inc. Phase 5 2016
- Firebag Suncor Energy Inc. Phase 6 2016
- Foster Creek Cenovus Energy Inc. Phase 1g 2016
- Foster Creek Cenovus Energy Inc. Phase 1h 2017
- Gemini Koch Industries Phase 1 2014
- Germain Laricina Energy Ltd. Phase 1 2012
- Great Divide Connacher Oil and Gas Limited Expansion 2012
- Hangingstone Japan Canada Oil Sands Ltd. Phase 1 2014
- Harper Sunshine Oilsands Ltd. Phase 1 2014
- Horizon (Mining) Canadian Natural Resources Limited Phase 2 - Tranche 3 2016
- Horizon (Mining) Canadian Natural Resources Limited Phase 3 - Tranche 4 2018
- Jackfish Devon Energy Corporation Phase 3 2015
- Kai Kos Dehseh Statoil ASA Corner 2014
- Kai Kos Dehseh Statoil ASA Corner Expansion 2016
- Kai Kos Dehseh Statoil ASA Leismer Commercial 2012
- Kai Kos Dehseh Statoil ASA Leismer Expansion 2013
- Kai Kos Dehseh Statoil ASA Thornbury 2015
- Kearl Lake Imperial Oil Limited Phase 3 2019
- Kirby (Enerplus) Enerplus Resources Fund Phase 1 2014
- Kirby (Enerplus) Enerplus Resources Fund Phase 2 2019
- Lindbergh Pengrowth Energy Trust Pilot 2012
- Long Lake Nexen Inc. Phase 2 2016
- Long Lake Nexen Inc. Phase 3 2020
- May River Petrobank Energy and Resources Ltd. Phase 1 2012
- Narrows Lake Cenovus Energy Inc. Phase 1a 2016
- Peace River Royal Dutch/Shell Carmon Creek Phase 1 2015
- Peace River Royal Dutch/Shell Carmon Creek Phase 2 2018
- Red Earth North Peace Energy Corp. Pilot Expansion 2012
- Seal Pilot (Baytex) Baytex Energy Trust Phase 1 2011
- Sunrise Husky Energy Inc. Phase 2 2017
- Sunrise Husky Energy Inc. Phase 3 2019
- Taiga OSUM Oil Sands Corporation Phase 1 2014
- Taiga OSUM Oil Sands Corporation Phase 2 2016
- Thickwood/MacKay River Athabasca Oil Sands Corp. Phase 1 2014
- TriStar (In Situ) Value Creation Inc. Pilot 2012
- West Ells Sunshine Oilsands Ltd. Phase 1 2012
- West Ells Sunshine Oilsands Ltd. Phase 2 2013

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Economic Impacts of New Oil Sands Projects in Alberta (2010-2035) 29

US Economic Impacts

Investments and operations of the new oil sands projects in Alberta make important contributions to the US economy. In fact, the US economy receives the second largest impact from Alberta's oil sands after Alberta. In this subsection we have quantified the contribution of Alberta oil sands to the US national and state economies in terms of output, GDP, compensation of employees, and employment.

CERI has defined three Scenarios for the US impacts:

a) I/O Reference
b) Upper Bound
c) Plausible

In the *I/O Reference Scenario*, US economic impacts are only estimated based on I/O analysis. As discussed in Chapter 3, I/O analysis assumes that the structure of Canadian and US economies, as well as their interrelationship, remains static. In the case of bitumen trade between Canada and the US, this assumption does not hold. The share of bitumen/SCO export in total production is expected to increase in the future. The base year for I/O tables and the trade flow matrix is 2006; therefore, the I/O projections are influenced by the old trade pattern which is subject to change in the future. Therefore, bitumen exports projection based on a 2006 trade flow table would be an underestimation. CERI addresses this structural change by estimating the high range impact. CERI defines the *Upper Bound Scenario* to account for increased bitumen exports and its impact on the US economy. In this scenario, the new oil sands projects will not only create new jobs through additional demand for US goods and services, but they will also preserve jobs which are currently supported by US crude oils imports from other countries arriving by sea. Since this estimation does not employ the I/O methodology, it does not include spillover import effects from the US to Canada, and vice versa. Imports would moderate the total effect, and therefore this scenario provides an upper bound for the US impact.

Since the *I/O Reference* and *Upper Bound* scenarios represent the lower and upper bounds, respectively, they do not fully capture the impact trajectory that is likely to occur. To provide a more feasible estimation of impacts, CERI developed a mid-range case, called a *Plausible Scenario*. This scenario provides estimations between the *I/O Reference* and the *Upper Bound* scenarios.

Table 2.15 presents the total annual impacts, consisting of indirect and induced for all investments and operations activities in several years for all three scenarios. By increasing the investment and operations of oil sands in Alberta, the impact on the US economy also increases. In 2025, and with regard to the *I/O Reference* scenario**,** $11.9 billion in GDP, due to new oil sands projects in Alberta, will be created in the US. The table also presents the *Upper Bound* and *Plausible* scenarios for GDP and Gross Output. In the *Upper Bound Scenario,* for instance, the impact on US GDP is $41 billion in 2025, but the most *Plausible Scenario*, accounting for the above mentioned problems, estimates **$26.6 billion** GDP impact. Interpretation of Table 2.16 is similar to Table 2.15, with the exception that figures in the second table are cumulative impacts between the start and end years. As a result, 1,085 thousand part-time and full-

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time jobs will be created and preserved in the US during the period 2021-2025 according to the *Plausible Scenario*. This figure is 517 thousand person years under the *I/O Reference Case*.[5]

Table 2.15
US Output and GDP Impacts – National

National Gross Output and GDP Impacts ($CAD million)		2011	2015	2020	2025
I/O Reference Case	Output	4,259	9,656	13,901	25,602
	GDP	1,946	4,431	6,438	11,904
Plausible Scenario	Output	4,259	12,670	27,855	57,269
	GDP	1,946	5,829	12,911	26,593
Upper Bound Scenario	Output	4,259	15,684	41,809	88,936
	GDP	1,946	7,228	19,383	41,281

Table 2.16
US Employment Impact - National

National Impacts (Thousand Person Years)	2010-2011	2012-2015	2016-2020	2021-2025
I/O Reference Case	21.2	91.8	262.7	517.3
Plausible Scenario	21.2	124.2	489.3	1085.4
Upper Bound Scenario	21.2	156.6	716.0	1653.4

These three scenarios generate different impacts at the state level. Table 2.17 presents the top ten states that benefit from the Alberta oil sands industry under the above mentioned three scenarios. The composition of the top ten states changes by time and scenario. As expected, the *Plausible* and *Upper Bound* Scenarios highlight the economic impact on states with the closest ties to the Alberta oil sands industry, but the *I/O Reference Case* stresses the induced impacts from big state economies. Also, we see that during 2015 to 2025, as the oil sands projects shift from the construction to the operations phase, the economic impact on states like California, Texas, New York, and Florida decreases as the demand for capital goods declines. Instead, states like Illinois, Wisconsin, Ohio, Washington, and Michigan benefit more.

[5] Note that *total impact* cannot be estimated by adding the *US Upper Bound or Plausible Impact* to *Canadian Impact*. While the *US Upper Bound* and *Plausible* estimations give more weight to bitumen/SCO exports to the US, they also implicitly mean less domestic consumption of bitumen/SCO in Canada. This means fewer impacts for Canada, or low range estimation, which have not been estimated here.

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Economic Impacts of New Oil Sands Projects in Alberta (2010-2035) 31

Table 2.17
Top 10 States by GSP Impact

Ranking	I/O Reference Case		Plausible Scenario		Upper Bound Scenario	
	2015	2025	2015	2025	2015	2025
1	California	California	California	Illinois	Illinois	Illinois
2	Texas	Illinois	Illinois	California	California	California
3	Illinois	Texas	Texas	Texas	Texas	Wisconsin
4	New York	New York	New York	Wisconsin	Wisconsin	Texas
5	Ohio	Ohio	Ohio	Ohio	New York	Ohio
6	Florida	Wisconsin	Wisconsin	New York	Ohio	Washington
7	Michigan	Florida	Florida	Washington	Michigan	New York
8	Pennsylvania	Michigan	Michigan	Montana	Florida	Montana
9	North Carolina	Pennsylvania	Pennsylvania	Michigan	Washington	Michigan
10	Wisconsin	Washington	Washington	Florida	Pennsylvania	Florida

Since the *Plausible Scenario* provides a reasonable trajectory between the *I/O Reference Case* and the *Upper Bound Scenario*, we present the results of this scenario in more detail here. The results for *I/O Reference Case* and *Upper Bound Scenario* are presented in Appendix A.

Table 2.18 presents the total economic impact at the state level of investments and operations in the Alberta oil sands industry over 25 years. The table includes both investment and operation phases as well as indirect and induced effects. California, Illinois, Texas, New York, Wisconsin, Ohio, Florida, Michigan, Pennsylvania, and Washington are the top 10 states that benefit more from investments and operations in new oil sands projects. These 10 states receive 60% of the US economic impact. Illinois, Texas, Wisconsin, Washington, Ohio, Michigan, and Pennsylvania are closely involved with Canadian oil sands trade, refining, services incidental to refining, and storage or transportation of oil sands. California, New York, and New Jersey, in addition to the rest of the above states, are big economies which provide capital goods for the oil sands industry in Alberta, or they produce goods and services for final consumption in the US. In our analysis, production of goods and services for final consumption in the US is captured by induced effects. A good example of this type of demand for goods and services could be the demand for home heating fuel oil and fuel for personal vehicles.

Two types of states receive the highest impacts in the US: First are the states with large-scale refining of bitumen or SCO; second are big economies with large manufacturing sectors. As a result of 2,077 billion dollars of initial investment and operations during 2010-2035 in Alberta, **521 billion dollars** of GDP will be created. Employment in the United States (direct, indirect, induced) as a result of new oil sands investments is expected to grow from **21,000 jobs in 2010 to 465,000 jobs in 2035** according to the *Plausible Scenario*. These employees will be compensated 248 billion dollars in terms of wages and salaries for their contribution to the economy. This scenario suggests that as the export of bitumen/SCO to the US increases, Alberta's oil sands will displace US crude oil imports from other sources. Therefore, Canadian oil sands would support more jobs than the *I/O Reference Case* (see Appendix A) projection with a revised trade flow pattern.

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Table 2.18: Total Economic Impact of Alberta Oil Sands in US by State, 2010-2035 - *Plausible Scenario*

	$Million		Thousand Person Years
	GDP	Compensation of Employees	Employment
Alabama	5,069	2,522	71
Alaska	1,919	409	9
Arizona	6,675	3,262	84
Arkansas	2,904	1,361	42
California	57,877	26,823	569
Colorado	11,493	5,410	122
Connecticut	6,518	3,195	57
Delaware	1,738	646	14
District of Columbia	1,717	1,055	15
Florida	19,233	9,319	254
Georgia	10,634	5,507	139
Hawaii	1,429	653	20
Idaho	1,547	782	25
Illinois	57,347	27,948	570
Indiana	9,871	4,866	117
Iowa	4,308	1,896	56
Kansas	6,875	3,337	81
Kentucky	4,813	2,355	67
Louisiana	12,481	3,876	93
Maine	1,285	671	22
Maryland	6,561	3,357	78
Massachusetts	10,022	5,632	108
Michigan	17,092	9,001	201
Minnesota	7,943	4,091	98
Mississippi	2,889	1,386	44
Missouri	6,659	3,505	95
Montana	9,926	4,676	101
Nebraska	2,290	1,076	32
Nevada	3,269	1,562	42
New Hampshire	1,731	944	23
New Jersey	13,194	6,682	129
New Mexico	2,355	833	26
New York	28,829	14,516	262
North Carolina	12,210	5,431	140
North Dakota	834	354	12
Ohio	24,145	12,133	277
Oklahoma	5,288	2,151	62
Oregon	6,103	2,861	73
Pennsylvania	15,547	7,979	189
Rhode Island	1,273	624	15
South Carolina	4,427	2,354	68
South Dakota	991	391	15
Tennessee	7,441	3,774	104
Texas	48,585	19,151	441
Utah	2,995	1,447	41
Vermont	677	348	10
Virginia	9,658	4,896	114
Washington	15,270	7,449	163
West Virginia	1,512	731	22
Wisconsin	24,407	11,983	263
Wyoming	1,394	351	10
Total US	**521,250**	**247,565**	**5688**

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Economic Impacts of New Oil Sands Projects in Alberta (2010-2035) 33

CERI also presents the US regional impacts to help readers compare figures with different studies. One of them is the US Bureau of Economic Analysis' (BEA) classification of Economic Regions, and the other is the US Department of Energy's (DoE) definition of Petroleum Administration for Defence Districts (PADDs). Tables 2.19 and 2.20 present these classifications for the *Plausible Scenario*.

The BEA Regions are:

- **Far West:** Alaska, California, Hawaii, Nevada, Oregon, and Washington
- **Great Lakes:** Illinois, Indiana, Michigan, Ohio, and Wisconsin
- **Mideast:** Delaware, District of Columbia, Maryland, New Jersey, New York, and Pennsylvania
- **New England:** Connecticut, Maine, Massachusetts, New Hampshire, Rhode Island, and Vermont
- **Plains:** Iowa, Kansas, Minnesota, Missouri, Nebraska, North Dakota, and South Dakota
- **Rocky Mountain:** Colorado, Idaho, Montana, Utah, and Wyoming
- **Southeast:** Alabama, Arkansas, Florida, Georgia, Kentucky, Louisiana, Mississippi, North Carolina, South Carolina, Tennessee, Virginia, and West Virginia
- **Southwest:** Arizona, New Mexico, Oklahoma, and Texas

PADDs are:

- **PADD I (East Coast):** Connecticut, Maine, Massachusetts, New Hampshire, Rhode Island, Vermont, Delaware, District of Columbia, Maryland, New Jersey, New York, Pennsylvania, Florida, Georgia, North Carolina, South Carolina, Virginia, and West Virginia
- **PADD II (Midwest):** Illinois, Indiana, Iowa, Kansas, Kentucky, Michigan, Minnesota, Missouri, Nebraska, North Dakota, Ohio, Oklahoma, South Dakota, Tennessee, and Wisconsin
- **PADD III (Gulf Coast):** Alabama, Arkansas, Louisiana, Mississippi, New Mexico, and Texas
- **PADD IV (Rocky Mountain):** Colorado, Idaho, Montana, Utah, and Wyoming
- **PADD V (West Coast):** Alaska, Arizona, California, Hawaii, Nevada, Oregon, and Washington

Table 2.19
Total Economic Impact of Alberta Oil Sands by US Economic Region
Plausible Scenario

2010-2035	$CAD Million		Thousand Person Years
	GDP	Compensation of Employees	Employment
Far West region	85,867	39,756	876
Great Lakes	132,863	65,931	1,429
Mideast	67,586	34,235	687
New England	21,506	11,415	237
Plains	29,899	14,650	388
Rocky Mountain	27,356	12,667	300
Southeast	93,272	43,513	1,159
Southwest	62,902	25,398	612
Total US	521,250	247,565	5,688

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Table 2.20
Total Economic Impact of Alberta Oil Sands by US PADD
Plausible Scenario

2010-2035	$CAD Million		Thousand Person Years
	GDP	Compensation of Employees	Employment
PADD I	146,766	73,889	1,661
PADD II	180,304	88,861	2,050
PADD III	74,283	29,130	717
PADD IV	27,356	12,667	300
PADD V	92,541	43,019	960
Total US	521,250	247,565	5,688

Table 2.21 presents calculations of potential value added (i.e., additions to GDP) in each US state through oil sands operations and investment. The value added is presented for 2011, 2015, 2020, 2025, 2030, and 2035 for the *Plausible Scenario*. These figures are based on 2010 constant dollars with a parity exchange rate assumption.

Illinois is set to receive the greatest indirect economic impact from oil sands operations and investment in 2025. Illinois is a refining and transportation hub, with pipelines feeding Canadian product throughout the Midwest and into the Eastern seaboard. The many refineries in the Chicago area are gradually being converted to accept heavier slates of crude, making them appropriate for the increased volumes of product that will likely be transported from the oil sands in coming years. A major state like Illinois also sees considerable induced impact from oil sands operations and investment. Other states that will profit on a large scale from the oil sands include California, Texas, Wisconsin, and Ohio.

Washington State is an interesting case. Though it ranks only 14th among US states in Gross State Product (GSP)[6] it is a major refining center and receives the 7th largest value added increase from the oil sands in 2025 (see Table 2.17). Washington will eventually benefit from its position on the Canadian border and import of Canadian crude through the Trans Mountain Pipeline.

[6] See: http://usgovernmentrevenue.com/state_rev_summary.php?chart=Z0&year=2010&units=d&rank=a

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Economic Impacts of New Oil Sands Projects in Alberta (2010-2035) 35

Table 2.21: Gross State Product (GSP) by State by Year – *Plausible Scenario*

Value added by state (GSP) ($CAD Million)	2011	2015	2020	2025	2030	2035
Alabama	24.8	61.7	105.4	205.0	253.8	298.5
Alaska	7.4	18.6	32.4	63.1	79.0	93.0
Arizona	30.9	79.5	143.6	283.3	359.3	422.8
Arkansas	13.3	33.6	58.9	115.2	144.2	169.7
California	261.4	670.7	1209.8	2383.8	3020.9	3555.8
Colorado	30.4	119.8	335.7	719.0	1033.5	1221.5
Connecticut	29.3	73.9	129.6	253.5	317.5	373.6
Delaware	6.6	17.9	35.3	71.0	93.0	109.7
District of Columbia	6.1	18.7	42.2	87.3	119.3	140.7
Florida	79.5	213.0	410.1	820.8	1066.8	1256.8
Georgia	44.8	118.0	221.5	440.5	567.1	668.0
Hawaii	5.0	14.9	32.5	66.8	90.4	106.7
Idaho	8.6	20.6	32.8	62.6	75.0	88.0
Illinois	91.7	579.6	2030.6	4476.6	6680.0	7903.2
Indiana	52.2	127.0	209.1	402.5	489.7	575.4
Iowa	22.7	53.9	85.1	161.8	192.6	226.1
Kansas	15.8	71.1	215.8	467.3	681.6	805.9
Kentucky	24.2	59.7	100.9	195.6	241.0	283.3
Louisiana	40.1	125.0	289.0	599.0	824.2	973.1
Maine	5.5	14.6	27.5	54.7	70.5	83.1
Maryland	27.9	74.9	144.3	288.9	375.6	442.5
Massachusetts	48.3	120.6	208.1	405.7	504.3	593.2
Michigan	74.1	212.6	447.3	912.7	1221.7	1440.3
Minnesota	37.4	94.7	167.5	328.6	413.0	485.9
Mississippi	12.5	33.3	63.8	127.3	165.2	194.6
Missouri	30.7	77.7	137.4	269.4	338.5	398.3
Montana	3.3	92.0	405.6	914.7	1404.1	1662.6
Nebraska	10.6	26.7	46.6	91.1	113.9	134.0
Nevada	11.7	32.8	67.3	136.4	181.2	213.6
New Hampshire	9.2	22.2	36.2	69.7	84.4	99.2
New Jersey	53.2	141.8	271.1	541.6	702.1	827.2
New Mexico	11.0	27.2	46.2	89.7	110.9	130.4
New York	118.6	313.7	592.4	1180.5	1523.3	1794.4
North Carolina	59.2	145.3	243.4	470.4	577.1	678.5
North Dakota	4.3	10.5	17.6	34.0	41.7	49.0
Ohio	81.4	276.0	689.8	1452.1	2036.4	2404.6
Oklahoma	24.5	61.1	105.1	204.3	253.7	298.5
Oregon	40.6	90.7	125.3	228.8	250.7	293.1
Pennsylvania	70.0	179.2	322.3	634.5	803.0	945.2
Rhode Island	5.5	14.3	26.7	53.0	68.1	80.2
South Carolina	22.1	54.8	92.9	180.3	222.4	261.5
South Dakota	4.9	12.1	20.4	39.7	48.9	57.5
Tennessee	38.0	92.9	154.2	297.5	363.3	427.0
Texas	200.0	538.7	1046.0	2094.4	2730.3	3217.5
Utah	13.2	34.5	64.5	128.2	164.7	194.0
Vermont	3.3	8.3	14.3	27.9	34.8	40.9
Virginia	40.2	108.0	208.6	417.6	543.3	640.1
Washington	36.2	157.7	470.3	1016.1	1477.6	1747.0
West Virginia	6.4	17.1	32.6	65.1	84.4	99.5
Wisconsin	42.3	252.9	869.2	1912.2	2845.4	3366.1
Wyoming	2.6	13.6	25.7	51.0	65.8	77.6
Total US	**1943.4**	**5829.4**	**12910.6**	**26592.6**	**36149.0**	**42649.0**

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Table 2.22 shows the level of employment to each of the 50 US states as a result of oil sands operations and investment for the *Plausible Scenario*. The states that benefit most in terms of value added also see substantial total employment increase. Rates of employment increase rapidly with each passing year. By the end of 2015, California sees the most benefit in the *Plausible Scenario*. According to the Scenario, 6,700 new part-time and full-time jobs will be created between 2010 and 2015 in California. California not only contributes to the construction phase (2010-2015) of oil sands projects by exporting of capital goods, but it is also a big economy and benefits more from the induced impacts of consumption. Illinois sees slightly less benefit in early years, with 6,200 incremental jobs in the period between 2010 and 2015, but receives more benefit than any state by 2025 as Alberta oil sands projects enter into the operational phase (i.e., 48,200 incremental jobs will be created between 2010-2025). In states of this size, induced impacts to the economy provide significant ripple effects, creating employment in numerous industries not directly related to the energy sector.

Texas – an economy that revolves around the oil and gas industry and can offer both refining capacity and equipment to the oil sands – receives a total of 21,400 person years of employment increase by 2025.

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Economic Impacts of New Oil Sands Projects in Alberta (2010-2035) 37

Table 2.22: Jobs Created and Preserved – *Plausible Scenario*

Thousand Person Years	2015	2020	2025	2030	2035
Alabama	0.8	1.3	2.5	3.0	3.5
Alaska	0.1	0.2	0.5	0.7	0.8
Arizona	0.9	1.7	3.2	4.1	4.8
Arkansas	0.4	0.7	1.4	1.7	2.0
California	6.7	12.6	25.0	32.2	37.9
Colorado	1.3	3.7	7.8	11.2	13.3
Connecticut	0.7	1.3	2.6	3.3	3.9
Delaware	0.2	0.3	0.7	0.9	1.1
District of Columbia	0.2	0.4	0.9	1.3	1.5
Florida	2.6	4.9	9.6	12.3	14.5
Georgia	1.5	2.6	5.2	6.5	7.7
Hawaii	0.2	0.4	0.8	1.0	1.2
Idaho	0.3	0.4	0.8	0.9	1.1
Illinois	6.2	21.9	48.2	72.0	85.1
Indiana	1.4	2.3	4.5	5.5	6.5
Iowa	0.6	1.0	1.9	2.2	2.6
Kansas	0.8	2.4	5.2	7.5	8.9
Kentucky	0.8	1.2	2.3	2.8	3.3
Louisiana	1.0	2.8	5.9	8.4	9.9
Maine	0.2	0.4	0.7	0.9	1.0
Maryland	0.9	1.6	3.2	4.2	4.9
Massachusetts	1.3	2.2	4.4	5.5	6.5
Michigan	2.4	5.0	10.2	13.5	16.0
Minnesota	1.1	1.9	3.7	4.7	5.5
Mississippi	0.5	0.8	1.6	2.0	2.3
Missouri	1.0	1.7	3.3	4.0	4.7
Montana	1.0	4.4	9.9	15.2	18.0
Nebraska	0.3	0.6	1.1	1.3	1.6
Nevada	0.4	0.8	1.6	2.1	2.4
New Hampshire	0.3	0.4	0.8	1.0	1.1
New Jersey	1.4	2.8	5.7	7.5	8.8
New Mexico	0.3	0.5	1.0	1.2	1.4
New York	3.0	6.0	12.1	15.9	18.8
North Carolina	1.6	2.7	5.2	6.4	7.5
North Dakota	0.1	0.2	0.4	0.5	0.6
Ohio	3.1	7.7	16.1	22.4	26.4
Oklahoma	0.7	1.2	2.3	2.8	3.3
Oregon	1.0	1.4	2.6	2.8	3.3
Pennsylvania	2.1	3.7	7.2	9.0	10.6
Rhode Island	0.2	0.3	0.6	0.8	0.9
South Carolina	0.7	1.2	2.3	2.7	3.2
South Dakota	0.2	0.3	0.5	0.6	0.7
Tennessee	1.2	1.9	3.6	4.3	5.0
Texas	5.1	10.5	21.4	28.6	33.7
Utah	0.4	0.8	1.5	1.9	2.3
Vermont	0.1	0.2	0.4	0.4	0.5
Virginia	1.2	2.3	4.7	6.1	7.1
Washington	1.7	5.1	11.1	16.0	19.0
West Virginia	0.2	0.4	0.8	1.0	1.2
Wisconsin	2.9	9.5	20.9	30.9	36.6
Wyoming	0.1	0.2	0.5	0.6	0.8
Total US	**63.5**	**140.8**	**290.1**	**394.5**	**465.5**

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Figure 2.10 shows the employment status during 2010-2035. The employment in early years is low and is even declining until 2013 as the projects shift from investment phase to operations. In the early years, the number of jobs created at the operation phase is less than the number of jobs lost at the investment phase, due to completion of construction. Therefore, total employment has a declining trend in the first three years. After that we observe a growing trend in employment. A positive difference between employments in two consecutive years indicates new job creation, while a negative difference means job loss.

Figure 2.10
Jobs Created and Preserved in the US, 2010-2035
(x 1,000)

500
450
400
350
300
250
200
150
100
50
0
Supported Employment
2010
2015
2020
2025
2030
2035

Figure 2.11 illustrates relative GDP impacts state by state as a result of investment in the Alberta oil sands; the states with the largest impacts are depicted in the strongest colours. States like California, Texas, New York, and Illinois experience the greatest economic impacts, being heavily industrialized with large populations. These states are the main suppliers of imported capital goods for the oil sands industry in Alberta. Figure 2.12 illustrates the same concept as Figure 2.11 but refers to oil sands operations. States like Illinois, Ohio, Wisconsin, Michigan, and Washington are highlighted in addition to heavily industrialized states like California, Texas, and New York. These states see higher impacts because of their close ties with the Canadian energy industry. Figures 2.11 and 2.12 are consistent with the statistics presented in Tables 2.19 and 2.20.

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Economic Impacts of New Oil Sands Projects in Alberta (2010-2035) 39

Figure 2.11
Impact of New Investment in Alberta's Oil Sands Projects, State by State Over 25 Years

N.B.
MAINE
VT.
N.H.
MASS.
QUÉBEC
NEW YORK
PENNSYLVANIA
MD.
VIRGINIA
W. VA.
NORTH CAROLINA
S.C.
GEORGIA
FLORIDA
OHIO
MICHIGAN
INDIANA
KENTUCKY
TENN.
ALABAMA
ONTARIO
ILLINOIS
MISS.
WISCONSIN
MISSOURI
ARKANSAS
LOUISIANA
MINNESOTA
IOWA
MANITOBA
NORTH DAKOTA
SOUTH DAKOTA
NEBRASKA
KANSAS
OKLAHOMA
TEXAS
NUEVO LEON
SASKATCHEWAN
WYOMING
COLORADO
NEW MEXICO
COAHUILA
CHIHUAHUA
ALBERTA
MONTANA
UTAH
ARIZONA
SONORA
SINALOA
B.C.
IDAHO
WASHINGTON
OREGON
NEVADA
CALIFORNIA
BAJA CALIFORNIA

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Figure 2.12
Impact of New Operations in Alberta's Oil Sands Projects, State by State Over 25 Years

B.C.
ALBERTA
SASKATCHEWAN
MANITOBA
O N T A R I O
Q U É B E C
N.B.
WASHINGTON
OREGON
CALIFORNIA
NEVADA
IDAHO
MONTANA
WYOMING
UTAH
ARIZONA
COLORADO
NEW MEXICO
NORTH DAKOTA
SOUTH DAKOTA
NEBRASKA
K A N S A S
OKLAHOMA
T E X A S
MINNESOTA
I O W A
MISSOURI
ARKANSAS
LOUISIANA
WISCONSIN
ILLINOIS
MICHIGAN
INDIANA
KENTUCKY
TENN.
MISS.
ALABAMA
GEORGIA
FLORIDA
OHIO
W. VA.
VIRGINIA
NORTH CAROLINA
S.C.
PENNSYLVANIA
NEW YORK
MD.
VT.
N.H.
MASS.
MAINE
BAJA CALIFORNIA
SONORA
CHIHUAHUA
COAHUILA
NUEVO LEON
SINALOA

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Economic Impacts of New Oil Sands Projects in Alberta (2010-2035) 41

Chapter 3
Input-Output Methodology

What is an Economic Input-Output Model?

W. Leontief [1937] describes the Input-Output (I/O) model as a computable version of Walras General Equilibrium; this model is more often linked to classical theories, such as those of Quesnay's Tableau Économique and Marx's reproduction equations. The focus on the entire economy gives I/O analysis a macroeconomic flavour, but its technique and foundations are more microeconomic. The production and consumption functions are derived from microeconomic analysis. Therefore, some people argue that I/O is at the interface of the two and categorize it as "mesoeconomics".[1]

In Canada, the first national I/O table was published in 1969 for the reference year 1961. After 1996 Statistics Canada improved the provincial and economic statistics by using sub-national surveys and other improved sources and methods. The reliability of the tables was improved beginning with the reference year 1997. Since 1997, the Input-Output and the interprovincial trade flow tables have been compiled and published annually for each province and territory in Canada. The national level I/O table is the simple aggregation of the provincial and territorial tables. After 1996, industries in the I/O tables were classified using the North American Industry Classification System (NAICS).

I/O accounts consist of three tables: Make (output), Use (input), and Final Demand. They are available at four different levels:

1. **W**orksheet level: includes 299 industries, 170 final demand categories, and 725 commodities
2. **L**ink level: includes 113 industries, 120 final demand categories, and 476 commodities
3. **M**edium level: includes 64 industries, 37 final demand categories, and 109 commodities
4. **S**mall level: includes 25 industries, 13 final demand categories, and 57 commodities

At the **W**, **L,** and **M** levels of detail, some of the entries in national matrices are confidential. Consequently, data are provided to users after suppressing the confidential information at the **S** level.

The Final Demand table shows transactions in goods and services for final use in the economy, as well as for all exports (irrespective of whether those exports are reserved for final demand elsewhere). A transaction is considered to be for final use if the good or service is exported or purchased for final consumption or capital investment. While purchases by households (other than housing itself) are considered to be final use, businesses, government, and other entities purchase services and commodities both for final and intermediate uses. Their intermediate purchase is reflected in the Use table and their final use appears in the Final Demand table.

[1] The term is a combination of "meso" which means "middle" and "economics".

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The Use table presents the intermediate purchases by industries for production of their goods and services. Such purchases are non-capital expenditures of the industries, and include property tax, indirect taxes, wages and salaries, and subsidies.

The Make table records the values of production of goods and services in each industry. The term industry covers all entities in the economy except for households.

The following simple equation illustrates the relationship between the products in the I/O matrices:

Products in Make matrix = Products in Use matrix + Products in Final Demand matrix

Impact Analysis Modeling

Any activity that leads to increased production capacity in an economy has two components: construction (or development) of the capacity, and operation of the capacity to generate outputs. The first component is referred to as investment, while the second is either production or operation. Both activities affect the economy through purchases of goods and services, as well as labour. Figure 3.1 illustrates the overall approach CERI uses to assess economic impacts resulting from these activities.

The first step is to estimate and forecast the value of investment (i.e., construction or development expenditure) and production (sales). The total investment or development expenditures are then disaggregated into purchases of various goods and services directly involved in the production process (i.e., manufacturing, fuel, business services, etc.) as well as labour required, using the expenditure shares. Similarly, the value of total production (output or sales) from a production activity (i.e., conventional oil production, petroleum refinery, etc.) is allocated to the purchase of goods and services, payment of wages, payments to government (i.e., royalty and taxes), and other operating surplus (profits, depreciation, etc.).

The forecasted values of investment and production are then used to estimate demand for the various goods and services, and labour used in both development and production activities. These demands are met through two sources: (i) domestic production, and (ii) imports. Domestic contents of the goods and services are calculated using Statistics Canada's (StatsCan) data.

The estimated bi-national trade flow tables, developed by CERI, are used to derive import or export of each type of good and service for all 15 provinces and territories in Canada (including Government Abroad) and the United States (US) at the national level. The value of goods and services used by a particular industry and produced in a different province or territory in Canada (or a state in the US) can then be calculated. This method captures the trade supply chains among all trading partners in Canada and the US, as well as their feedback effects. The latter are changes in production in one region that result from changes in intermediate and final demand in another region, which are in turn brought about by demand changes in the first region.

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Economic Impacts of New Oil Sands Projects in Alberta (2010-2035) 43

In this exercise, the investment and operation dollars are initially determined on a project basis. For example, in the case of the oil sands industry, the dollars are allocated to Mining and Extraction, In Situ, Integrated Mining and Upgrading, and the Stand-Alone Upgrading categories. Investment and operations spending stimulate Alberta's economy in various sectors simultaneously, including the Oil Sands, Construction, Refinery, and Manufacturing sectors. The relationship between the oil sands and the pipeline and refining industries is captured in the base economy, and thus inducement on the supply side results in impacts on these industries. Investment in Alberta also impacts the US economy; these impacts can be identified at the sector level. The US Bureau of Economic Analysis (USBEA) data is used to link these impacts at both the state and industry levels in the US. Thus, refinery upgrades required in order to handle heavier oil sand crudes are not reflected by the model, but generic refinery upgrades are implicitly accounted for in the indirect impact of investment in oil sands development upon activity in the refinery sector (both in Canada and the US). No direct shocks are made to the US sectors.

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Figure 3.1
Overall Bi-National Multi-Regional I/O Modeling Approach

Projection of investment and value of output at the provincial and territorial level
Allocation of investment and outputs to goods, services that are directly involved in the production/investment process
Increased demand for labour, goods and services in each province and territory of Canada and the US at the national level
Provincial and Bi-National trade
Symmetric I/O models of each of the 14 Canadian tables and the US at the national level
US symmetric national I/O table
Multi-regional I/O table of the US-Canada
Total Impact on the US Economy (GDP, Employment, Demand for Goods & Services Government Revenues)
Alabama
Alaska
Wyoming
Impacts on Alberta's Economy
Impacts on Ontario's Economy (GDP, employment,
Impacts on Quebec's
Total Impact on Canada's Economy (GDP, Employment, Demand for Goods & Services Government Revenues)

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Economic Impacts of New Oil Sands Projects in Alberta (2010-2035) 45

CERI's US-Canada Multi-Regional I/O Model (*UCMRIO 2.0*)

This section discusses the multi-stage process to build the *UCMRIO 2.0* model. An earlier version of the model was developed in 2008, as a Multi-regional I/O model for the US and Canada for examining the economic impacts of the Canadian petroleum industry on Canada's provinces and territories. CERI's *UCMRIO 2.0* model builds on the Multi-regional I/O model for Canada. The models' structures are defined in the System of National Accounts (SNA) terminology as industry-by-industry, or "industry technology", and share the following advantages:

- Compatibility with economic theory;
- Recognition of the institutional characteristics in each industry;
- Preservation of a high degree of micro-macro link;
- Maximization of the use of detailed information from the Supply (Make) and Use Tables (SUTs);
- Comparability with other types of statistics; and
- Transparency of compilation method, resource efficiency, support for a wider and more frequent compilation of input-output tables internationally.

Further, the *UCMRIO 2.0* is different from its predecessor in the following aspects:

- The I/O tables have been updated to the most recent available base year of 2006; the previous update was from 2003 data. In particular, the oil and oil sands industries have been adjusted to represent more current conditions. In the new model, the manual method of constructing I/O tables was replaced by using the *balanced symmetrical I/O* tables from StatsCan. This provides consistency between provincial I/O tables and interprovincial trade flow matrix. The ultimate source of all *UCMRIO 2.0* input-output tables and trade flow matrix is StatsCan.
- The new model also includes a new provincial table, labelled as Government Abroad,[2] which accounts for the impacts of Canadian military bases, commercial offices, and embassies abroad, on the Canadian economy.
- The trade flow matrix has been enhanced, thus allowing for more accurate mapping of the trade relations between Canadian provinces and the US. For instance, the oil sands industry, which is one of the industries in the Canadian I/O tables, does not exist in the US tables. Therefore, during mapping of the trade flow matrix, it was verified that Alberta's exports of oil sands were delivered to refineries in the US, rather than to a non-existent US oil sands industry. Mapping the trade flow represents a significant improvement in the model and it is an important contribution to ensure that the appropriate provinces/states and industries are impacted. Better mapping of the energy industry trade flows creates better mapping of the impacted sectors, and regions in Canada and the US.

Overall, the model formulation and approach have been enhanced to capture the relations among various sectors and local economies of different regions with increased precision. This set of procedures

[2]Government Abroad includes activities that are part of the Canadian economy but do not have a natural and unambiguous spatial boundary. They are classified as a fourteenth region, for purposes of provincial and territorial input-output tables. Examples include activities of Canadian embassies, the armed forces stationed abroad, and activities relating to offshore oil and gas extraction. These activities form a part of Canadian GDP, but are not assigned to any of the 13 provinces and territories.

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is well documented, frequently cited, and commonly practiced in I/O literature. The new model's structure is similar to the old version, however this latest edition of CERI's I/O model allows for more flexibility, representing a more accurate picture and improved final results.

Building the Model

The following steps show how the bi-national *UCMRIO 2.0* has been developed, and how one can trace direct, indirect, and induced effects of the Canadian energy sector on the Canadian and US economies. The model provides insights at the provincial level for Canada and at the state level for the US.

Compilation of the bi-national *UCMRIO 2.0* has the following steps:

1. StatsCan provides S level Symmetrical I/O tables (SIOTs) and Final Demand tables for 13 provinces and territories plus Government Abroad. Therefore, there are 14 regional tables for Canada plus one national table. Provincial data are only available at the S level due to confidentiality of more disaggregated data for some sectors in various provinces. The I/O tables used are at *producer's prices*, meaning that CERI did not construct symmetrical tables from the Use and Make tables as the compiled tables were available. The base year for the I/O tables is 2006.[3]
2. SIOTs are balanced, so the use of inputs in the economy is equal to the production of outputs.
3. The US national Use and Make tables (2006) were sourced from the USBEA. These tables are at *producer's price*, and consist of 67 sectors and 13 final demand categories. CERI compiled the US SIOT table and carefully combined industry sectors in order to arrive at 29 industry sectors, consistent with Canadian S level aggregation.

   The intermediate and final demand part of the US SIOT table is constructed as follows:

   $$B = V(diag(q-m))^{-1}U \quad \text{and} \quad F = V(diag(q-m))^{-1}Y$$

   Where,

   B: Transformed intermediate part of use table to symmetric I/O table
   F: Transformed final demand part of use table for symmetric I/O table
   V: Transpose of make table excluding imports
   U: Intermediate demand part of use table
   Y: Final demand part of use table
   q: Vector of total supply of products
   m: Vector of imports by products
   diag(q-m): Matrix with q-m on the diagonal

   By using these equations, the rectangular commodity by industry Use and Make tables are transformed to a symmetrical square I/O table and its corresponding final demand matrix.

[3] Use tables show the inputs to industry production and commodity composition of final demand. Make tables show the commodities that are produced by each industry.

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Economic Impacts of New Oil Sands Projects in Alberta (2010-2035) 47

4. In order to highlight the energy sectors in the US and Canadian provincial SIOTs, CERI disaggregated the "Mining and Oil and Gas Extraction" industry to five subsectors including: Conventional Oil, Oil Sands, Natural Gas and LNG, Coal, and Other Mining. In the same fashion, the manufacturing sector is broken into Refinery, Petrochemical, and Other Manufacturing.
5. Whereas the trade flow between Canadian provinces and territories is provided by StatsCan, the trade flow pattern between the individual provinces and the US is not available. The data was gathered from a variety of sources and compiled by CERI into a trade flow pattern between the two countries. CERI is confident that the developed mapping portrays an accurate trade flow pattern, which is crucial for generating a credible impact analysis for the US in particular.
6. In the *UCMRIO 2.0*, an exchange rate is needed in order to link data from US and Canada to a common currency. We use the average exchange rate between the US and Canadian dollar for the base year 2006 to convert the trade flow matrix to Canadian dollars. However, parity is assumed for the exchange rate projection (see section on Exchange Rates in Chapter 2).
7. We combine 15 SIOTs (13 provincial tables, 1 for Government Abroad and 1 for the US at the national level) to compile one bi-national I/O matrix. The bi-national matrix is then merged with the trade flow matrix, and inverted to generate direct, indirect, and induced effect multipliers (see section on Multipliers).

Industries in the *UCMRIO 2.0*

The classification of industries in both the US and Canada is identical. Table 3.1 provides a brief description of these sectors or commodities.

Table 3.1
Sectors/Commodities in CERI US-Canada Multi-Regional I/O Model

Serial No.	Sector or Commodity	Examples of activities under the sector or commodity
1	Crop and Animal Production	Farming of wheat, corn, rice, soybean, tobacco, cotton, hay, vegetables and fruits; greenhouse, nursery, and floriculture production; cattle ranching and farming; dairy, egg and meat production; animal aquaculture
2	Forestry and Logging	Timber tract operations; forestry products: logs, bolts, poles and other wood in the rough; pulpwood; custom forestry; forest nurseries and gathering of forest products; logging.
3	Fishing, Hunting and Trapping	Fish and seafood: fresh, chilled, or frozen; animal aquaculture products: fresh, chilled or frozen; hunting and trapping products
4	Support Activities for Agriculture and Forestry	Support activities for crop, animal and forestry productions; services incidental to agriculture and forestry including crop and animal production, e.g., veterinary fees, tree pruning, and surgery services, animal (pet) training, grooming, and boarding services

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Serial No.	Sector or Commodity	Examples of activities under the sector or commodity
5	Conventional Oil[4]	Conventional oil, all activities e.g., extraction and services incidental to conventional oil
6	Oil Sands	Oil sands, all activities e.g., extraction and services incidental to oil sands
7	Natural Gas and NGL	Natural gas, NGL, all activities e.g., extraction and services incidental to natural gas and NGL
8	Coal	Coal mining, activities and services incidental to coal mining
9	Other Mining	Mining and beneficiating of metal ores; iron, uranium, aluminum, gold and silver ores; copper, nickel, lead, and zinc ore. Mining; non-metallic mineral mining and quarrying; sand, gravel, clay, ceramic and refractory, limestone, granite mineral mining and quarrying; potash, soda, borate and phosphate mining; all related support activities
10	Refinery	Petroleum and coal products; motor gasoline and other fuel oils; tar and pitch, LPG, asphalt, petrochemical feed stocks, coke; petroleum refineries
11	Petrochemical	Chemicals and polymers: resin, rubber, plastics, fibres and filaments; pesticides and fertilizers; etc.
12	Other Manufacturing	Food, beverage and tobacco; textile and apparel; leather and footwear; wood products; furniture and fixtures; pulp and paper; printing; pharmaceuticals and medicine; non-metallic mineral, lime, glass, clay and cement; primary metal, iron, aluminum and other metals; fabricated metal, machinery and equipment, electrical, electronic and transportation equipment, etc.
13	Construction	Construction of residential, commercial and industrial buildings; highways, streets, and bridges; gas and oil engineering; water and sewer system; electric power and communication lines; repair construction
14	Transportation and Warehousing	Roads, railways; air, water & pipeline transportation services; postal service, couriers and messengers; warehousing and storage; information and communication; sightseeing & support activities
15	Transportation Margins	Transportation margins
16	Utilities	Electric power generation, transmission, and distribution; natural gas distribution; water & sewage
17	Wholesale Trade	Wholesaling services and margins
18	Retail Trade	Retailing services and margins
19	Information and Cultural Industries	Motion picture and sound recording; radio, TV broadcasting and telecommunications; publishing; information and data processing services

[4]Statistics Canada reports the oil, gas, coal, and other mining as one sector due to some confidentiality issues. CERI uses an in-house developed approach to disaggregate this sector into to five sectors: oil sands, conventional oil, natural gas + NGL, coal, and other mining.

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Serial No.	Sector or Commodity	Examples of activities under the sector or commodity
20	Finance, Insurance, Real Estate and Rental and Leasing	Insurance carriers; monetary authorities; banking and credit intermediaries; lessors of real estate; renting and leasing services
21	Professional, Scientific and Technical Services	Advertising and related services; legal, accounting and architectural; engineering and related services; computer system design
22	Administrative and Support, Waste Management and Remediation	Travel arrangements and reservation services; investigation and security services; services to buildings and dwellings; waste management services
23	Educational Services	Universities; elementary and secondary schools; community colleges and educational support services
24	Health Care and Social Assistance	Hospitals; offices of physicians and dentists; misc. ambulatory health care services; nursing and residential care facilities; medical laboratories; child and senior care services
25	Arts, Entertainment and Recreation	Performing arts; spectator sports and related industries; heritage institutions; gambling, amusement, and recreation industries
26	Accommodation and Food Services	Traveler accommodation, recreational vehicle (RV) parks and recreational camps; rooming and boarding houses; food services and drinking establishments
27	Other Services (Except Public Administration)	Repair and maintenance services; religious, grant-making, civic, and professional organizations; personal and laundry services; private households
28	Operating, Office, Cafeteria and Laboratory Supplies	Operating supplies; office supplies; cafeteria supplies; laboratory supplies
29	Travel, Entertainment, Advertising and Promotion	Travel and entertainment; advertising and promotion
30	Non-Profit Institutions Serving Households	Religious organizations; non-profit welfare organizations; non-profit sports and recreation clubs; non-profit education services and institutions
31	Government Sector	Hospitals and government nursing and residential care facilities; universities and government education services; other municipal government services; other provincial and territorial government services; other federal government services including defence

US-Canada Trade Table and Model Structure

This section discusses the construction of the trade flow matrix, an important component to the modeling process. The trade flow matrix connects the US I/O table to the Canadian I/O tables, and depicts a trading pattern between each Canadian province or territory and the US. The trade flow table for *UCMRIO* depicts the export/import flows of each Canadian province with the US and with each other. In particular, the Alberta trade flow table shows the import (export) flows of Alberta from (to) other Canadian provinces and territories, as well as the US. It is important to mention that the industry

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specification of this table is the same as SIOTs, and thus covers the trade flows among all sectors of the economies.

The following is a brief discussion of the modeling.

Based on a standard I/O model notation, and considering total gross outputs vector (**X**), and final demand vector (**FD**), the following relationship in I/O context holds as:

$$AX+FD = X \rightarrow (I-A)X=FD \rightarrow X= (I-A)^{-1}FD \rightarrow X= L.FD$$

Where; **A** is the matrix of input coefficients (n×n), **I** is identity matrix (n×n) and **L** is the Leontief inverse matrix (n×n). This is the core formula of the Leontief quantity model. This relationship estimates direct and indirect impacts for a single economy (i.e. no trade flow). We can expand this model to include induced effects by endogenising the most important component of local final demand, namely private consumption. This captures the economic impact of increased consumption due to earned wages from new jobs. After endogenising the private consumption expenditure we arrive at the following relationship:

$$X= (I-A-PCE)^{-1}FD^*$$

We use **PCE** for private consumption expenditure matrix and **FD*** for the exogenous part of the final demand.

We can extend the model to involve other economies (regions) by incorporating the interregional trade flow matrix **C**(n×n). After several steps of calculation, we arrive at the final interregional formula:

$$X= (I-C.A-C.PCE)^{-1}C.FD^*$$

In order for the above equation to have a finite solution, (I-C.A-C.PCE) must be a nonsingular matrix.[5] As is the case for standard I/O models, the impact of an industry, such as the oil sands industry, is calculated by modeling the relationship between total gross outputs and final demand as follows:

$$\Delta X= (I-C.A-C.PCE)^{-1}C.\Delta FD^* \qquad \text{(Equation 1)}$$

Where:

ΔX -- Changes (or increases) in total gross outputs of the US and all provinces and territories, at the sectoral level, due to construction and operation of projects (i.e., oil sands). Dimension n=465 so this vector is a 465×1 vector.

I – is a 465×465 identity matrix, unity for diagonal elements and zero for off-diagonal elements.

[5] For further information on Interregional I/O analysis please see Hertwich and Peters (2010), Miller and Blair (2009), CERI Study No. 120 (2009), Oosterhaven and Stelder (2008), and Sim, Secretario, and Suan (2007).

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A – is a 465×465 block diagonal matrix of technical coefficients at the sectoral level for the US and Canada. It is composed of 15 blocks so that each block is a 31×31 matrix corresponding to the US and each province's (or territory's) input technical coefficient matrix.[6] An element of such a matrix is derived by dividing the value of a commodity used in a sector by the total output of that sector. The element represents requirements of a commodity in a sector in order to produce one unit of output from that sector.

PCE – is a 465×1 vector at the sectoral level for Canada and the US. Each of its elements measures the private consumption expenditure share of a sector's total gross output by jurisdiction (province, territory or the US).

C – is a 465×465 transposed matrix of multiregional trade coefficients. It includes import and export shares of a sector's total output in the US and province or territory. Each element on the row of this matrix measures the share of export to a particular sector in the US or a province from a given sector in another province or territory or the US.[7]

ΔFD* – is a 465×1 vector of changes (or increases) in the exogenous part of final demand at the sectoral level. Outputs from Canada and the US resulted from any change in the final demand components in the US or any province or territory, including commodities directly demanded (or purchased) for the construction and development of any sector.

The calculation of total impact is based on the multiplication of direct impact and the inverted matrix. Based on the direct impact on a sector, Equation 1 above is used to estimate all the direct, indirect, and induced effects on all sectors in all provinces, particularly in terms of changes in consumption, imports, exports, production, employment, and net taxes. The direct impact is referred to as **ΔFD*** in Equation 1. The change in final demand (**ΔFD***) consists of various types of investment expenditures, changes in inventories, and government expenditures. In the current model, the personal expenditures are not part of the final demand and have been endogenised to accommodate the induced impact.

Direct impacts are quantitative estimations of the main impact of the programs, in the form of an increase in final demand (increase in public spending, increase in consumption, increase in infrastructure investment, etc). The assumption of increased demand includes a breakdown per sector, so that it can be translated into the following matrix notation:

Direct, indirect, and induced impacts:

$$\Delta X = (I - C.A - C.PCE)^{-1} C.\Delta FD^{*} \qquad \text{(Equation 2)}$$

[6] In other words, one can say all 14 Canadian tables (13 provinces and 1 Government abroad) and one US input technical coefficients matrices are stacked together in construction of a diagonal block matrix at the national level.

[7] In particular, this matrix is a bridge matrix which connects the US, or any province, to other provinces through import and export coefficients. See Miller and Blair (2009).

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Direct and indirect impacts:

$\Delta X = (I - C.A)^{-1} C.\Delta FD$	(Equation 3)

The difference between Equation 2 and 3 is referred to as the induced impact of any changes in final demand components.

Once the impact on output (change in total gross outputs) is calculated, the calculation of impacts on GDP, household income, employment, taxes, and so forth, are straightforward. In particular, as previously mentioned, the base year for the I/O tables used in this report is 2006. CERI utilizes the tax information derived from these tables and federal and provincial tax information from the *Finances of the Nation*, where these numbers reflect the tax structure of the Canadian economy in the year 2006.[8] CERI acknowledges that there have been changes, and there would be imminent changes to the corporate income tax structure and the goods and services sales tax (GST) since 2006. The new tax regime will result in changes in estimated tax figures as business responds to the new incentives. Therefore tax estimates should be interpreted on a 2006 basis.

These impacts are estimated at the industry level using the ratio of each (GDP, employment, etc.) to total gross outputs. Using the technical Multi-Regional I/O table, CERI is able to perform the usual I/O analysis at the provincial and national levels.

Disaggregation of National Results for the US

To report the US economic impacts down to the state level, CERI constructed a series of disaggregating coefficients. This process allows CERI to illustrate the economic impacts of the oil sands developments in Canada, on each US state's economy.

The USBEA publishes detailed information on the sectoral GDP, employment, and compensation of employees for the US states.[9] **CERI used the base year data (year 2006)** to establish a series of coefficients to disaggregate the national figures to state levels. For instance, to disaggregate national agricultural GDP among all states, CERI uses a set of 51 share coefficients, one for each state and the District of Columbia, in order to disaggregate the national numbers. It is evident that the sum of these coefficients is equal to unity and they depict the share of each state in the GDP of the US economy.

This approach, which has been used in *UCMRIO 1.0,* is not without its flaws. The main concern was that the model splits the impact of the Canadian Energy Industry (Oil Sands, Conventional Oil, and Natural Gas) among the US states based on only the size of their economies. As a result, large economies such as California, Texas, New York, and Florida will be affected more than the rest of the states, and impacts on states like Illinois, Michigan, Ohio and Washington, which are smaller but have the larger share of the total US-Canada energy trade, will be understated. CERI was able to address this problem in the new *UCMRIO 2.0.*

---

[8] Canadian Tax Foundation; Finances of the Nation; 2006, 2007 and 2008.

[9] See http://www.bea.gov/regional/gsp and http://ww.bea.gov/regional/spi.

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Economic Impacts of New Oil Sands Projects in Alberta (2010-2035) 53

In *UCMRIO 2.0,* we employed a disaggregation method, which provides impacts for the states with the strongest ties to the Canadian energy sector through identifying who are the main Canadian partners among the US states. In particular, we map the supply of capital goods and services from the US states to the Canadian energy industry, as well as demand for Canadian natural gas and oil by state. As a result, CERI was able to disaggregate the indirect impacts of the Canadian energy sector on the US economy. For the induced effects in the US, we assume that the income earned by US employees who work for businesses that are involved with the Canadian oil and gas industry will be spent on commodities that will be produced uniformly throughout the US. Following this procedure, we use the relevant share coefficients to estimate the sectoral employment, and compensation of employees.

Interpretation of the US Impacts

The impacts of the Canadian Energy Sector on the US economy consist of the amount of GDP, employment, government revenue, household income, and export volumes that is generated in the US as a result of new spending, or export in the Canadian energy sector. For example, one additional dollar in Canadian oil sands production which will be consumed in Canada or the US requires inputs from other linked industries and primary input sources like labor and capital. These input sources and linked industries are either in Canada or the US.[10] The linked industries in the US also require inputs from other linked industries in Canada and the US in order to produce goods and services that were demanded in the first place. There will be further subsequent rounds of spending, and this will continue with the amount of money circulating getting smaller at each successive round of activity as money leaks out of the economy in the form of savings and imports, until the amount of money circulating in the economy as a result of the initial energy spending becomes negligible. However, during this process, jobs will be created in the US, and income earned from these jobs will be spent on all sorts of commodities. As a result, the impact on the US economy is the result of the initial one dollar of gross output in Canada.

The model assumes that a fraction of the new Canadian oil sands production will be imported by US refiners. Thus, newly produced Canadian barrels either displace a fraction of the US import of crude oil from the rest of the world or constitute a supply that prevents US refining capacity from having to lie idle. In the latter case, the imported barrels from Canadian oil sands will create and/or support part of the GDP, jobs, etc., currently supported by the imported oil from other origins. This replacement support is not captured by the conventional I/O analysis to the full extent. The fixed economic structure of I/O tables in base year 2006 constrains the magnitude of impact. It implies that the marginal response of the US industries as a result of oil sands production in Alberta is equivalent to the average relationship observed in the base year. CERI predicts that Canadian oil sands could essentially replace US imports of foreign oil from the rest of the world. This means more oil trade between Canada and the US, and implies a different trade flow pattern in the future compared with the base year. As a result, CERI utilizes a procedure to capture this "upper bound support effect", which recognizes the economic impacts of the Canadian oil sands industry when all new bitumen/SCO barrels could be exported to the US. This estimation only provides an upper limit for the impacts on US.

[10] We do not study impacts on Rest of the World (ROW), because it is exogenous according to our assumption.

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UCMRIO 2.0 Multipliers

Table 3.2 summarizes the I/O multipliers, which have been employed to investigate the impacts of the oil and gas industry on the US and Canadian economies. *UCMRIO 2.0* multipliers are consistent with *StatsCan*, *RIMS II* and *IMPLAN*.[11] Note that the *UCMRIO 2.0* is a bi-national multiregional model, so it is capable of estimating the cross border spillover impacts. Therefore, we report two types of multipliers for our model. The *UCMRIO 2.0* multipliers indicate that most of the economic impact from a new shock stays in the country of origin. One dollar investment in oil sands in Alberta has a relatively higher impact on the economy in the US compared to the impact on the Canadian economy of $1 investment in the US oil industry (i.e. 0.24 vs. 0.05). Almost 90 percent of the impact stays in Canada when the oil industry in Canada is stimulated; this compares to 98 percent of impacts remaining in the US when the oil industry in the US is shocked. This finding is consistent with existing literature. For Instance, Japan's Ministry of Economy, Trade and Industry (METI) compiled a US-Japan I/O table in 2005 in order to analyze interdependence among various industries in both countries. One of their findings was that, on average, 98 percent of total economic impact of a change in final demand stays in the country of origin.[12]

Table 3.2
Oil and Gas I/O Multipliers for Canada and the US

Country/State of the Original Shock		Output	Value Added (GDP)	Source
Alabama (Offshore Oil and Gas)		1.5		Joseph R. Mason - RIMS II
Kansas (Oil and Gas)		1.5		Timothy R. Carr - RIMS II
Louisiana (Offshore Oil and Gas)		1.79		Joseph R. Mason - RIMS II
Mississippi (Offshore Oil and Gas)		1.53		Joseph R. Mason - RIMS II
Ohio (Oil and Gas)		1.97		Kleinheinz & Associates
Oklahoma (Oil and Gas production)		1.61	1.03 (est.)	Mark C. Snead - IMPLAN
Pennsylvania (Oil and Gas)		1.56		Pennsylvania Economy League - IMPLAN
Texas (Offshore Oil and Gas)		2.07		Joseph R. Mason - RIMS II
PADD II- United States (Oil and Gas)		2.12	1.16	BEA-RIMS II
United States (Offshore Oil and Gas)		2.39		Joseph R. Mason - RIMS II
Canada (Mining , Oil and Gas)		1.52	1.04	Statistics Canada
United States (Oil)	- US national impact - Canada impact	2.78 0.05	1.5 0.03	CERI-*UCMRIO 2.0*
Canada (Oil/Oil Sands)	- Canada impact - US national impact	1.77 0.24	1.00 0.11	CERI-*UCMRIO 2.0*

All multipliers are Type II, according to RIMS II definition and with respect to initial outlay.

[11] For more information on Regional Input-Output Modeling System (RIMS II) see https://www.bea.gov/regional/rims/. For Impact Analysis for Planning (IMPLAN) see http://implan.com/V4/Index.php.
[12] See http://www.meti.go.jp/english/statistics/tyo/kokusio/index.html

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Data Sources

This section briefly reviews data sources used to compile data for Canada and the US. As previously mentioned, the annual US I/O tables are available through the USBEA. The *Make, Use, and Final Demand* tables are quite detailed at the industry level and have been available since 1947. The 85-industry, 365-industry, and 596-indusry are just a few examples of table formats issued by the USBEA. Statistics are in compliance with the definitions of the 1997 North American Industrial Classification System (NAICS).

The *Use* table shows the inputs to industry production and the commodities that are consumed by final users. The *Make* table, on the other hand, depicts the commodities that are produced by each industry. In this report we use the *Make and Use* table to construct the US symmetric I/O table consistent with the Canadian Multi-provincial I/O tables developed by CERI.

The National Accounts and I/O tables in Canada were also developed at the end of the Second World War. Tables in the present format, however, were first published in 1969 for the base year 1961. The I/O accounts are one of four main accounts that are published by Canada's System of National Economic Accounts (CSNEA), the others being income and expenditure accounts, financial and wealth accounts, and balance of payments accounts.

The I/O accounts are calculated at the national, provincial, and territorial level on an annual basis only.[13] These tables are available at different levels of aggregation[14] on the Canadian Socio-Economic Information Management System (CANSIM) Tables 381-0009 to 381-0014. Provincial I/O data are also available on an occasional basis.

The framework of both the US and the Canadian I/O system is complementary and consists of the following three basic tables:

- Gross output of commodities (goods and services) by producing industries;
- Industry use of commodities and primary inputs (the factors of production, labour and capital, plus other charges against production, such as net indirect taxes); and
- Final consumption and investment, plus any direct purchases of primary inputs by final demand sectors.

Figure 3.2 is a schematic of the I/O system, and combines features of both the US and Canadian system and the more traditional single matrix presentation.

[13]The I/O tables and models, published annually by Statistics Canada, are entitled "The Input-Output Structure of the Canadian Economy". This document covers the basic concepts related to the I/O tables. Each year, two years of data are reported; the latest year is considered preliminary and the previous one is considered final. There are also many documents which are available on request from the I/O division.

[14]The I/O Tables of this publication are stored in CANSIM at the Small (S) level, Medium (M) level and Link (L) level of aggregation.

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Figure 3.2
Schematic of the Input-Output System

Input-Output Tables
Industries
Commodities
Commodities made by industry
Industries
Commodities used by industry
+
Final purchasers
Commodities used by final purchasers
=
Gross Output
+
+
Industry use of primary factors
+
Final use of primary factors
=
GDP
Gross Output
GDP

Source: A User Guide to the Canadian System of National Accounts, Statistics Canada, Catalogue No. 13-589E, November 1989.

Assumptions and Limitations

The main assumption of any I/O analysis is that the economy is in equilibrium. Despite partial equilibrium analysis, it is assumed in the general equilibrium (GE) approach that the economy as a whole is in equilibrium. This is a realistic assumption in the long run, as it is difficult to imagine an economy remaining in disequilibrium for a long period of time.

A second important assumption in I/O analysis is the linear relationship between inputs and outputs in the economy. Each sector uses a variety of inputs in a linear fashion in order to produce various final products under the assumption of fixed proportions. Though the form of the "Leontief production function" is simple, it could be viewed as an approximation of the real world's production function. Unlike other production functions, the Leontief production function contains no provision for substitution among inputs. A very interesting aspect of this assumption is the constant return to scale (CRS) property of the Leontief production function, which turns out to be a proven property in the real

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world economy. Though the linearity of the production function gives a constant average and marginal products, these are justified if the analysis focuses on the long run rather than the short run.

Although the I/O approach has been widely used around the world for economic impact assessment, there are certain limitations that should be noted. I/O matrices are limited to the estimation effect on demand, rather than supply. Therefore, they do not take into account important objectives such as lasting effects on productive potential. Most effects on supply, which are likely to lead to a sustainable increase in the growth rate of assisted sectors (or provinces/states) and enable them to catch up with more developed sectors (or provinces), are completely disregarded. Some of these overlooked points include: the creation of new productive capacity, improvement of the training and education of the workforce, construction of infrastructure, productivity gains throughout the economy, spread of technological progress, and intensity of high-tech activities in the productive sector. All these effects on supply can transform productive capacity in a lasting and irreversible manner. These cannot be estimated using this multi-regional I/O tool.

In particular, several other well-known limitations of the I/O approach are discussed below:

Static relationships. I/O coefficients are based on value relationships between one sector's outputs to other sectors. The relationship and, thus, the stability of coefficients, could change over time due to several factors including:

- Change in the relative prices of commodities;
- Technological change;
- Change in productivity; and
- Change in production scope and capacity utilization.

Since these attributes cannot be incorporated in a static I/O model, these models are primarily used over a short-run time horizon, where relative prices and productivity are expected to remain relatively constant. Hence, over a longer period, static I/O models are not the best tools for economic impact analysis. GE models or macroeconomic models accounting for the factors mentioned above could be more appropriate. Moreover, I/O models and other static macroeconomic models and general equilibrium models do not account for sectoral dynamics and adjustment in an economy.

Unlimited resources or supplies. The I/O approach simplistically assumes that there are no supply or resources constraints. In reality, increasing economic activities in a particular sector of the economy may put pressure on wages and salaries in the short run. However, in the long run, the economy adjusts through the mobility of the factors of production (i.e., labour and capital).

Lack of capacity to capture price, investment, and production interactions. An I/O model is incapable of representing the feedback mechanism among price change, investment, and production. For example, an increase in oil price provides a signal to investors to increase investment. The increase in investment would add productive capacity (more drilling) and also the production. However, this type of interaction cannot be modeled in a simple I/O model.

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Chapter 4
Conclusions

This report has evaluated the economic impacts of Alberta's oil sands projects with a specific focus on GDP, employment, employee compensation, and government revenues, finding that the benefits will be substantial and felt throughout the North American continent. According to CERI's *Realistic Scenario* for the oil sands, overall investment is set to increase over the next several years after a lull caused by the 2008-09 economic recession. This increased investment will have immediate and direct effects on the provincial economy of Alberta, but as all oil sands production for the foreseeable future will be upgraded, refined, and used within North America, ripple effects will be felt throughout the provincial, state, and national economies of Canada and the United States.

After Alberta, the Canadian provinces that will benefit the most from oil sands investment are Ontario, British Columbia, and Quebec. This means that there will be more jobs and a higher level of GDP within these areas than elsewhere. Similarly, in the United States, the greatest economic impact will be felt in Illinois, California, Texas, Wisconsin, and Ohio.

Following are some noteworthy findings:

- Total GDP contributions of new oil sands projects to Canada from 2010 to 2035 is estimated at $2,106 billion.
- Employment in Canada (direct, indirect, and induced) as a result of new oil sands projects is expected to grow from 75,000 full and part-time jobs created and preserved in 2010 to 900,000 jobs in 2035.
- Total contribution of new oil sands projects to Alberta GDP from 2010 to 2035 is estimated at $1,989.57 billion.
- Close to 40 percent of all new oil sands employment in Alberta will be direct, with approximately 30 percent indirect, and 30 percent induced.
- About $444 billion will be collected in all forms of taxes, except royalties, over 25 years in Canada due to new oil sands projects. Most of this, approximately $407 billion, will be collected from within the province of Alberta.
- Projected royalty income from projects not yet on stream will be $10.3 billion by 2025, growing to $36.0 billion by 2035.
- According to CERI's *Plausible Scenario* for the United States, increase in GDP for 2011 as a result of new oil sands projects will be $1.95 billion, increasing to $26.59 billion by 2025.
- Employment impact in the US in 2010-11 as a result of new oil sands projects is estimated at 21,000 full and part-time jobs created and preserved, increasing to 465,000 jobs by 2035.

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Appendix A
Impacts on the US Economy – *I/O Reference* and *Upper-Bound* Scenarios

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Table A.1
Total Economic Impact of Alberta Oil Sands in the US by State, 2010-2035
I/O Reference Case

	$CAD Million		Thousand Person Years
	GDP	Compensation of Employees	Employment
Alabama	2,129	1,062	30
Alaska	806	172	4
Arizona	2,803	1,374	36
Arkansas	1,219	574	18
California	24,305	11,301	241
Colorado	4,827	2,279	52
Connecticut	2,737	1,346	24
Delaware	730	272	6
District of Columbia	721	444	7
Florida	8,076	3,926	108
Georgia	4,465	2,320	59
Hawaii	600	275	8
Idaho	650	330	11
Illinois	24,082	11,775	242
Indiana	4,145	2,050	50
Iowa	1,809	799	24
Kansas	2,887	1,406	34
Kentucky	2,021	992	29
Louisiana	5,241	1,633	40
Maine	539	283	9
Maryland	2,755	1,414	33
Massachusetts	4,209	2,373	46
Michigan	7,178	3,792	85
Minnesota	3,336	1,724	42
Mississippi	1,213	584	19
Missouri	2,796	1,477	40
Montana	4,168	1,970	43
Nebraska	961	453	14
Nevada	1,373	658	18
New Hampshire	727	398	10
New Jersey	5,541	2,815	55
New Mexico	989	351	11
New York	12,106	6,116	111
North Carolina	5,127	2,288	59
North Dakota	350	149	5
Ohio	10,139	5,112	118
Oklahoma	2,220	906	26
Oregon	2,563	1,205	31
Pennsylvania	6,529	3,362	80
Rhode Island	535	263	7
South Carolina	1,859	992	29
South Dakota	416	165	6
Tennessee	3,125	1,590	44
Texas	20,403	8,069	187
Utah	1,258	610	18
Vermont	284	147	4
Virginia	4,056	2,063	48
Washington	6,413	3,138	69
West Virginia	635	308	10
Wisconsin	10,250	5,049	112
Wyoming	585	148	4
Total US	**218,891**	**104,304**	**2413**

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64 Canadian Energy Research Institute

Table A.2
Total Economic Impact of Alberta Oil Sands in the US by State, 2010-2035
Upper Bound Scenario

	$CAD Million		Thousand Person Years
	GDP	Compensation of Employees	Employment
Alabama	8,010	3,981	113
Alaska	3,031	646	15
Arizona	10,546	5,150	132
Arkansas	4,588	2,149	66
California	91,449	42,345	897
Colorado	18,160	8,541	193
Connecticut	10,299	5,044	91
Delaware	2,746	1,020	21
District of Columbia	2,713	1,665	24
Florida	30,389	14,712	400
Georgia	16,802	8,694	219
Hawaii	2,257	1,030	31
Idaho	2,444	1,235	39
Illinois	90,612	44,121	899
Indiana	15,597	7,681	184
Iowa	6,806	2,993	88
Kansas	10,864	5,268	127
Kentucky	7,605	3,717	106
Louisiana	19,721	6,119	147
Maine	2,030	1,060	35
Maryland	10,367	5,299	123
Massachusetts	15,836	8,892	171
Michigan	27,007	14,209	317
Minnesota	12,550	6,458	155
Mississippi	4,565	2,189	69
Missouri	10,521	5,533	150
Montana	15,684	7,383	160
Nebraska	3,618	1,699	50
Nevada	5,166	2,467	66
New Hampshire	2,735	1,491	36
New Jersey	20,847	10,549	203
New Mexico	3,721	1,315	41
New York	45,552	22,916	413
North Carolina	19,293	8,574	221
North Dakota	1,317	560	20
Ohio	38,150	19,154	437
Oklahoma	8,355	3,396	97
Oregon	9,643	4,516	116
Pennsylvania	24,565	12,597	297
Rhode Island	2,011	985	24
South Carolina	6,995	3,716	107
South Dakota	1,566	617	23
Tennessee	11,757	5,958	164
Texas	76,768	30,234	694
Utah	4,733	2,285	65
Vermont	1,070	550	17
Virginia	15,261	7,730	179
Washington	24,128	11,759	257
West Virginia	2,389	1,154	35
Wisconsin	38,565	18,917	414
Wyoming	2,203	554	15
Total US	**823,609**	**390,827**	**8963**

May 2011

Economic Impacts of New Oil Sands Projects in Alberta (2010-2035) 65

Table A.3
Total Economic Impact of Alberta Oil Sands by US Economic Region
I/O Reference Case

2010-2035	$CAD Million		Thousand Person Years
	GDP	Compensation of Employees	Employment
Far West region	36,058	16,750	372
Great Lakes	55,794	27,778	606
Mideast	28,382	14,424	292
New England	9,031	4,810	100
Plains	12,556	6,172	165
Rocky Mountain	11,488	5,337	127
Southeast	39,168	18,333	492
Southwest	26,415	10,701	260
Total US	218,891	104,304	2,413

Table A.4
Total Economic Impact of Alberta Oil Sands by US Economic Region
Upper Bound Scenario

2010-2035	$CAD Million		Thousand Person Years
	GDP	Compensation of Employees	Employment
Far West region	135,675	62,762	1,380
Great Lakes	209,932	104,083	2,251
Mideast	106,790	54,046	1,083
New England	33,981	18,021	373
Plains	47,242	23,128	612
Rocky Mountain	43,224	19,998	473
Southeast	147,375	68,692	1,826
Southwest	99,389	40,095	964
Total US	823,609	390,827	8,963

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66 Canadian Energy Research Institute

Table A.5
Total Economic Impact of Alberta Oil Sands by US PADD
I/O Reference Case

2010-2035	$CAD Million		Thousand Person Years
	GDP	Compensation of Employees	Employment
PADD I	61,632	31,131	705
PADD II	75,716	37,439	870
PADD III	31,194	12,273	304
PADD IV	11,488	5,337	127
PADD V	38,861	18,125	407
Total US	218,891	104,304	2,413

Table A.6
Total Economic Impact of Alberta Oil Sands by US PADD
Upper Bound Scenario

2010-2035	$CAD Million		Thousand Person Years
	GDP	Compensation of Employees	Employment
PADD I	231,900	116,647	2,617
PADD II	284,891	140,283	3,231
PADD III	117,372	45,986	1,130
PADD IV	43,224	19,998	473
PADD V	146,221	67,912	1,513
Total US	823,609	390,827	8,963

May 2011

Economic Impacts of New Oil Sands Projects in Alberta (2010-2035) 67

Appendix B
Glossary of Terms

ATHABASCA OIL SANDS. Alberta's largest and most accessible source of bitumen is contained in an area encompassing more than 30,000 square kilometres. The Athabasca deposit is one of three oil sands areas located in the province (the other two are the Peace River and Cold Lake deposits). The Athabasca deposit alone contains over one trillion barrels of bitumen. Total reserves of bitumen in Alberta are estimated at more than 1.7 trillion barrels, enough to satisfy current world demand for over 50 years.

BARREL. A volumetric unit of measure for crude oil and petroleum products equivalent to approximately 0.159 cubic metres. A barrel contains 42 U.S. gallons or close to 159 litres.

BARRELS PER DAY (b/d). Average flow rates based on operating 365 days a year, after allowing for varying inputs/outputs and regular scheduled downtime for maintenance and repairs.

BITUMEN. A naturally occurring viscous mixture, mainly of hydrocarbons heavier than pentanes, that has a viscosity greater than 10,000 millipascal-seconds (mPa.s) measured at original temperature in the deposit and atmospheric pressure, on a gas-free basis. Bitumen may contain sulphur and other non-hydrocarbon compounds. This type of oil is too heavy or thick to flow or be pumped without being heated or diluted. In its natural state is typically not commercially recoverable through standard methods. The hydrocarbon residue from distillation of some crude oils is also known as bitumen.

CONSTANT DOLLARS. Value of a currency expressed in inflation-adjusted terms. Also known as "real" dollars. Used for estimating a value over time assuming a future rate of inflation.

CONSUMPTION. Meanings of consumption can vary, but a commonly accepted definition is that a consumed product is one that has been purchased.

CURRENT PRICES. A valuation at current prices is expressed at the prices prevailing during the period being referred to, and without adjustments for inflation. Also known as "nominal" prices.

DIRECT IMPACT. The total monetary value of investment and/or production. The direct impact in the context of this study is the sum of development expenditures (or investment dollars) in the oil sands industry and the sales value of production (or output) from the oil sands industry.

EMPLOYMENT MULTIPLIER. The ratio of total employment impact in the overall economy to the corresponding initial outlay. In this report, the employment multiplier of the oil sands industry indicates the amount of employment generated (or jobs created) in the entire economy due to investment and operation activities in the oil sands industry.

ESTABLISHED RESERVES (CANADA). Those reserves recoverable under current technology and present and anticipated economic conditions, specifically proved by drilling, testing, or production ('proved reserves'), plus that judgment portion of contiguous recoverable reserves that are interpreted to exist,

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68 Canadian Energy Research Institute

from geological, geophysical or similar information, with reasonable certainty ('probable reserves'). Established reserves typically are comprised of proved reserves plus one-half probable reserves. The term can also be used in the context of *production from established reserves*.

GDP MULTIPLIER. The ratio of total GDP impact in the overall economy to the initial outlay (change in final demand) due to investment or operations. In this report, the GDP multiplier of the oil sands industry indicates the amount of GDP added in the entire economy due to activities in the oil sands industry.

GROSS DOMESTIC PRODUCT (GDP). An overall aggregate measure of economic activity. The total unduplicated value of the final goods and services produced in the economic territory of a country (or region) during a given period. GDP can be measured in three ways including the output, income, and expenditure approaches.

GROSS STATE PRODUCT (GSP). A measurement of the economic output of a state (sub-national entity). It is the sum of all value added by industries within the state and corresponds to the gross domestic product or GDP at the national level.

GROSS OUTPUT. Monetary value of production (sales) of an economic sector or industry.

IN SITU. In situ (Latin for "in place") methods such as steam or solvent injection through horizontal or vertical wells are required where deep oil sands deposits cannot be surface mined.

INCOME MULTIPLIER. The ratio of total income impact in the overall economy to the initial outlay (change in final demand, due to investment or operations). In this report, the income multiplier of the oil sands industry indicates the amount of labour income earned in the entire economy due to activities in the oil sands industry.

INCOME TAX. A tax levied on net annual personal or corporate income.

INCREMENTAL IMPACTS. These are additional or marginal economic impacts.

INDIRECT IMPACT. Subsequent purchases by suppliers of materials (goods) and services to sustain direct expenditure or impact. In this report, it refers to impact associated with the industries and economic entities that supply goods and services directly for the development of oil sands projects.

INDIRECT TAX. A tax collected on the final value (sales) of goods and services, collected by an intermediary entity such as the provider of goods and services, and paid to the government. Includes sales tax, fuel tax, import duty and tax, and excise tax on tobacco and alcohol.

INDUCED IMPACT. Impact from workers in the oils sands sector spending their additional income on consumer goods and services. This additional income is stimulated by direct and indirect impacts.

INPUTS. Various resources that are put into an economic system and that eventually result in outputs. Bitumen, for example, is an input; diesel fuel is an output.

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Economic Impacts of New Oil Sands Projects in Alberta (2010-2035) 69

INTEGRATED MINING PLANT. A mining operation where oil sands are extracted from open pits and separated (processed) into sand and bitumen. The bitumen is then upgraded (through chemical processes) into a lighter crude with a higher economic value product known as synthetic light crude oil (SCO).

LABOUR INCOME. The sum of wages and salaries paid to employees, plus supplementary labour income.

NOMINAL DOLLARS. Value of currency expressed as dollars of the day, i.e., not adjusted for inflation. Also known as "current" dollars.

OIL SANDS. A naturally occurring mixture of sand, water, clay and other minerals, and bitumen. The term is also used to describe a designated area in Alberta.

Defined in the *Mines and Minerals Act* as sands and other rock materials containing crude bitumen; the crude bitumen contained in those sands and other rock materials and any other mineral substance (except natural gas) associated with the above-mentioned crude bitumen, sands or rock materials.

BITUMEN MINING. The process of extracting the bitumen from the oil sands. The extraction can be done through open-pit mining when the resource is close to the surface (usually at depths lower than 75 metres). When the resource is found in deeper deposits, in situ processes are required.

OUTPUTS. The goods or services that result from economic activity. Bitumen can be considered an economic input that results in outputs like diesel fuel and gasoline.

OUTPUT MULTIPLIER. The ratio of total impact to the direct impact. In this report, the output multiplier of the oil sands industry indicates that for every dollar invested (or produced) in the oil sands industry, a dollar amount equivalent to x times greater (hence the name multiplier) than the amount of dollars originally invested (depending on the multiplier magnitude) is generated in the overall economy.

PADD. Acronym representing Petroleum Administration Defence Districts. This is a geographical division of the United States that was first undertaken after the end of World War II. The original purpose was to allocate better refinery fuel output. Today, the PADD divisions remain in place and are a useful designation for data collection and interpretation purposes. There are 5 PADDs (with PADD 1 subdivided into three divisions) encompassing all 50 states and the District of Columbia.

PRODUCTION. Production denotes supply of an output. Bitumen production provides a raw material to be refined by a consumer.

PROPERTY TAX. Includes taxes on ownership or use of land, structures, and other assets used in the production process, as well as taxable properties owned by households.

ROYALTY. The owner's share of the value of the extracted resource. Where the government owns the land (crown lands), royalties are revenues retained by the government on behalf of the general public and paid by the operator. Where the land is privately owned, the landowner receives a share of the

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resource (royalty) from the operators but the owner must pay the government taxes on such revenue, as collected through freehold taxes.

STRATEGIC CAPITAL. The capital required under the initial phase of the project (i.e., construction).

SUSTAINING CAPITAL. The capital required to maintain the initial level of production.

TRADE FLOW MATRIX. A means to delineate the trade flows and changes in those flows between different areas of an economy or several economies. Trade flow matrices are central to I-O analysis to represent economic interdependencies.

UPGRADING. The conversion of heavy bitumen into a lighter crude oil by increasing the ratio of hydrogen to carbon, either by removing carbon (coking) or adding hydrogen (hydro-processing)

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Economic Impacts of New Oil Sands Projects in Alberta (2010-2035) 71

Bibliography

Canadian Energy Research Institute, "Canadian Oil Sands Supply Costs and Development Projects (2010–2044)", Study No. 122, April 2011.

Canadian Energy Research Institute, "Economic Impacts of the Petroleum Industry in Canada", Study No. 120, July 2009. http://www.ceri.ca/docs/CERIIOSummaryReport.pdf

Carr, T.R., "2001 Kansas Oil & Gas Production and Value", Kansas Geological Survey, 2002. http://www.kgs.ku.edu/PRS/publication/ofr2002-38/2001KS-Oil-Gas.pdf

Hertwich, E. Peters, G., "Multiregional Input- Output Database", *OPEN-EU,* June 2010.

Kleinheinz & Associates, "Ohio's Natural Gas and Crude Oil Exploration and Production Industry

Economic Impact Study", Ohio Oil and Gas Energy Education Program, January 2008. http://www.oogeep.org/downloads/file/Publications/Value%20Study%202008.pdf

Leontief, Wassily, "Implicit Theorizing: A Methodological Criticism of the Neo-Cambridge School", *Quarterly Journal of Economics 51*, 1 (1937), pp. 337-351.

Mason, J.R., "The Economic Cost of a Moratorium on Offshore Oil and Gas Exploration to the Gulf Region", Louisiana State University, July 2010.

Miller, R., Blair, P., "Input-Output Analysis: Foundations and Extensions", Cambridge University Press, Second Edition 2009.

Ministry of Economy, Trade and Industry (METI),"The 2000 Japan-U.S. Input-Output Table", Economics and Industrial Policy Bureau, *METI* (Japan), October 2005. http://www.meti.go.jp/english/statistics/tyo/kokusio/index.html

Oosterhaven, J. Stelder, D., "Regional and Interregional IO Analysis", *University of Groningen*, August 2007. http://www.regroningen.nl/irios/doc/Regional%20IO%20Analysis.pdf

Pennsylvania Economy League of Southwestern Pennsylvania, LLC, "The Economic Impact of the Oil and Gas Industry in Pennsylvania", November 2008. http://www.alleghenyconference.org/PEL/PDFs/EconomicImpactOilGasInPA1108.pdf

Price Waterhouse Coopers, "The Economic Impacts of the Oil and Natural Gas Industry on the U.S. Economy: Employment, Labor Income and Value Added," American Petroleum Institute, September 2009. http://www.api.org/Newsroom/upload/Industry_Economic_Contributions_Report.pdf

Sim, B., Secretario, F., Suan, E., "Developing an Interregional Input-Output Table for Cross-Border Economies: an Application to Lao People's Democratic Republic and Thailand", *Asian Development Bank*, July 2007.

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Snead, M.C., "The Economic Impact of Oil and Gas Production and Drilling on the Oklahoma Economy", Oklahoma State University, October 2002. http://spears.okstate.edu/files/documents/caer/Research/State_Impact.pdf

Statistics Canada, "The Input-Output Structure of the Canadian Economy, 2006 – 2007." November 2010. http://www.statcan.gc.ca/bsolc/olc-cel/olc-cel?catno=15-201-X&lang=eng

________. "A User Guide to the Canadian System of National Accounts", Catalogue No. 13-589E, November 1989.

The IMPLAN System, "Multi-Regional Analysis", http://implan.com/V4/Index.php

The US Bureau of Economic Analysis, "Input-Output Accounts Data; Make and Use Tables for 2006". http://www.bea.gov/industry/index.htm#annual

________. "Regional Input-Output Modeling System (RIMS II)," http://www.bea.gov/regional/rims/index.cfm

Treff, K. Perry, D., "Finances of the Nation 2006", Canadian Tax Foundation, Toronto, Ontario, 2007.

________. "Finances of the Nation 2007," Canadian Tax Foundation, Toronto, Ontario, 2008.

Treff, K. Ort, D., "Finances of the Nation 2008," Canadian Tax Foundation, Toronto, Ontario, 2009.

May 2011

3/31/13 Institute for Energy Research | Oil and Gas Industry Investments in Alternative Energy, Frontier Hydrocarbons, and Advanced End-Use Technologies

Oil and Gas Industry Investments in Alternative Energy, Frontier Hydrocarbons, and Advanced End-Use Technologies (http://www.instituteforenergyresearch.org/2006/05/01/oil-and-gas-industry-investments/)

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by Roger Donway, Thomas Tanton and Robert L. Bradley, Jr.

The energy challenge over the next several decades and beyond is to meet ever-growing demand with affordable, reliable supply, while ensuring environmental protection and quality. Recent years have witnessed historically high energy prices, a consequence of which has been a slate of new investments in alternative energy, frontier hydrocarbons and advanced end-use technologies that portend greater diversity of supply and environmentally friendly energy use in the future. This report summarizes these emerging technology investments by the U.S. oil and gas industry, other private industries, and the Federal government over the 2000-2005 time period. The emerging technologies identified in this report serve a stated aim of U.S. energy policy by either:

- Prominently increasing North American energy supplies, thereby increasing energy security (technologies include frontier hydrocarbon technologies such as gasification, including hydrogen production; gas-to-liquids; tar sands,

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3/31/13 Institute for Energy Research | Oil and Gas Industry Investments in Alternative Energy, Frontier Hydrocarbons, and Advanced End-Use Technologies

oil sands, and other heavy crude extractive and processing technologies);

- Providing additional nonhydrocarbon supply options (ethanoll, biodiesel, wind and solar);
- Moving towards globalizing a regionally limited natural-gas market to reduce risks associated with supply and price (LNG); or
- Reducing emissions of greenhouse gases (new emission-free supplies such as nuclear, wind, solar; more efficient end-use technologies such as hydrogen fuel cells and advanced technology vehicles; reduced emissions from hydrocarbon usage such as coal gasification, cogeneration and deployment of CO2 capture and sequestration technologies and strategies).

This report documents the results of a database compilation of significant investments made in the listed technologies during the period 2000-2005. The database was compiled from a review of over 250 company annual reports, federal budget documents, and other public sources.2 No claim is made to have captured 100% of investments in each technology, but the authors believe that further refinements to the database would change the relative distributions only at the margin.

In addition, this report does not attempt to document or assess so-called "disruptive" energy technologies that have the potential for significantly altering energy production, distribution

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3/31/13 Institute for Energy Research | Oil and Gas Industry Investments in Alternative Energy, Frontier Hydrocarbons, and Advanced End-Use Technologies

11% of the $98 billion total) for advanced end-use technologies, mostly for efficiency improvements through combined heat and power (cogeneration) and for advanced-technology vehicles using fuel-cell technology. Significantly, this $11 billion investment in end-use technologies represents 35% of the estimated total amount ($31 billion) spent by U.S. companies and the Federal government in this area.

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3/31/13 Institute for Energy Research | Oil and Gas Industry Investments in Alternative Energy, Frontier Hydrocarbons, and Advanced End-Use Technologies

and use in the U.S. and worldwide. Disruptive technologies include nanotechnology and advanced materials that can be used for superconducting "smart grids" to vastly improve electricity transmission; for reducing weight while maintaining or increasing vehicle safety; or for reducing friction and improving energy efficiency for both air and ground modes of transportation.

Oil and Gas Industry Investment in Emerging Energy Technologies

To help meet projected U.S. energy demand growth of 34% in the next two decades, U.S. oil and gas companies invested $98 billion from 2000 through 2005 on emerging energy technologies in the North American market3 (***Figure ES-1***). This expenditure is 73% of the estimated total of $135 billion spent by U.S. companies and the Federal government. Of the industry investments, $86 billion (or 88% of the $98 billion total) were directed toward frontier hydrocarbons. The ability of major oil companies to upgrade inferior grades of oil (tar and oil sands, heavy oil) into refinery feedstock, and to turn waste and residue hydrocarbons (gasification including hydrogen production) into high-value products, is a natural extension of the industry's expertise.

Yet, U.S. oil and gas industry investments go beyond frontier hydrocarbons. In addition, the industry invested $11 billion (or

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3/31/13 Institute for Energy Research | Oil and Gas Industry Investments in Alternative Energy, Frontier Hydrocarbons, and Advanced End-Use Technologies

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Market Observatory for Energy

March 2010

Country file

CANADA

TABLE OF CONTENTS

1. INTRODUCTION 2

2. GENERAL OVERVIEW 3

   2.1. Map 3

   2.2. Main economic, geographical and environmental indicators 3

   2.3. Trade data – Canada in the world 4

      2.3.1. Canada – trade with the world (mio €) 4

      2.3.2. Main trading partners (% of the total) 4

      2.3.3. Main composition of merchandise trade by main commodity group (%) 4

   2.4. Trade data - EU with Canada 5

      2.4.1. Global figures (mio €) 5

      2.4.2. Detailed figures (merchandise trade in mio €, 2008) 5

3. ENERGY OVERVIEW 6

   3.1. Canada at a glance 6

      3.1.1. Selected indicators (2007) 6

      3.1.2. Production, consumption (details) 7

      3.1.3. CO_2 emissions and indicators 8

   3.2. Canada by sector 9

      3.2.1. Oil – production, reserves, discoveries 9

      3.2.2. Gas – production, reserves, discoveries 9

      3.2.3. Oil sands – reserves and investments 10

      3.2.4. Electricity – electricity mix, generation, consumption 11

      3.2.5. Uranium – production, reserves and EU uranium mix 12

      3.2.6. Wood pellets – production, consumption and exports 14

Legal notice: The European Commission does not guarantee the accuracy of the data included in this publication, nor does it accept responsibility for any use made thereof.

Market Observatory for Energy

Market Observatory for Energy

1. INTRODUCTION

Canada is one of the richest countries in energy resources and it is also one of the world's most energy intensive economies on a per capita basis. In part this is due to size, climate and the weight of energy-intensive industries (e.g. aluminum, pulp and paper) in the economy. The United States is Canada's major trade market for energy products and services, accounting for around 98% (or $66.7 billion) of all Canadian energy exports excluding uranium.

Canada's oil reserves are second only to those of Saudi Arabia, and total an estimated 180 billion barrels of which about 170 billion barrels is in tar sand deposits.

The Province of Alberta's oil sands (see below) contain the largest bitumen resource (a non-conventional source of oil) in the world. Production from Alberta's oil sands now stands at about a million barrels per day, and is steadily moving towards the 2015 projection of 3.5mn barrels per day or more.

Most of the oil sands of Canada are located in three major deposits in northern Alberta. The Alberta deposits contain at least 85% of the world's total bitumen reserves. The largest bitumen deposit, containing about 80% of the total, and the only one suitable for surface mining is the Athabasca Oil Sands.

The Canadian oil sands have been in commercial production since the original Great Canadian Oil Sands mine began operation in 1967 A second mine began operation in 1978 and is the biggest mine of any type in the world. The third mine in the Athabasca Oil Sands began operation in 2003.

For every barrel of synthetic oil produced in Alberta, more than 80 kg of greenhouse gases are released into the atmosphere and between 2 and 4 barrels of waste water are dumped into tailing ponds, (waste dumps), that have replaced about 50 km^2 of forest. A cubic metre of oil, mined from the tar sands, needs 2 to 4.5 cubic metres of water. The Alberta government sets strict limits on how much water oil sands companies can remove from the Athabasca River, and during low-flow conditions orders them to reduce their withdrawals.

With its large forest areas and well-developed forest sector Canada has traditionally been one of the world's leading exporters of wood products. The exports of wood pellets have been growing exponentially and in 2008 Canada exported almost 60 % of the pellets production to the EU, satisfying more than 10 % of its needs.

Furthermore, Canada is the world's largest producer of natural uranium, and has the third largest resources. The mines are located in the province of Saskatchewan. In 2008 Canada supplied one quarter of uranium to EU utilities, which makes it EU's most important uranium supplier.

As far as the energy co-operation between the EU and Canada is concerned, it was agreed at the EU-Canada Summit on 4 June 2007 in Berlin to establish a High Level Dialogue on Energy. The first meeting of the High Level Dialogue took place in Ottawa in June 2008. It was agreed to enhance cooperation on topics of mutual interest in multilateral fora (for example, the G8 and the IEA) and in sharing best practices on initiatives to promote energy efficiency and renewable energy.

2

Market Observatory for Energy
Market Observatory for Energy

2. General Overview

2.1. Map

Oil sands areas
PEACE RIVER
ATHABASCA
Fort McMurray
COLD LAKE
Alberta
Edmonton
Calgary
CANADA

Source: Energy Resources Conservation Board

2.2. Main economic, geographical and environmental indicators

	2006	2007	2008	2009 (f)
Size (km2)			9,093,507	
Population (Million)	32.5	32.9	33.3	33.6
GDP (Billions $)	1,277.6	1,427.2	1,499.6	1,319.1
GDP per capita ($)	39,270	43,403	45,085	39,217
GDP share per sector (%):			1	
Agriculture			2.0	
Industry			28.4	
Services			69.6	
GDP growth (%)	3.1	2.7	0.4	
Inflation, average consumer prices (%)	2.0	2.1	2.4	0.1
Unemployment rates (%)	6.3	6.0	6.2	8.3
Current account balance (% of GDP)	1.4	1.0	0.5	-2.6

Note: [1] *estimate*
Sources: IMF, OECD, CIA, World Bank

3

Market Observatory for Energy

Market Observatory for Energy

2.3. Trade data – Canada in the world

2.3.1. Canada – trade with the world (mio €)

	Imports	Yearly % change	Exports	Yearly % change	Balance	Trade
2006	303,172	9.9	308,336	6.4	5,164	611,508
2007	301,921	-0.4	306,078	-0.7	4,157	607,999
2008	302,640	0.2	308,874	0.9	6,234	611,515

Source: DG TRADE

2.3.2. Main trading partners (% of the total)

	2008
Imports	
United States	52.9
European Union	12.6
China	9.9
Mexico	4.1
Japan	3.6
Exports	
United States	78.0
European Union	7.5
Japan	2.3
China	2.2
Mexico	1.2

Source: DG TRADE

2.3.3. Main composition of merchandise trade by main commodity group (%)

	2008
Merchandise exports	
Agricultural products	11.8
Fuels and mining products	35.3
Manufactures	46.8
Merchandise imports	
Agricultural products	7.7
Fuels and mining products	16.0
Manufactures	75.5

Source: WTO

4

Market Observatory for Energy

Market Observatory for Energy

2.4. Trade data - EU with Canada

2.4.1. Global figures (mio €)

Year	Imports	Yearly % change	Share of total EU imports	Exports	Yearly % change	Share of total EU exports	Balance	Trade
2004	16,435	3.1	1.6	22,101	2.5	2.3	5,666	38,536
2005	17,379	5.7	1.5	23,898	8.1	2.3	6,519	41,278
2006	19,741	13.6	1.5	26,692	11.7	2.3	6,951	46,434
2007	23,283	17.9	1.6	25,863	-3.1	2.1	2,580	49,145
2008	23,794	2.2	1.5	26,107	0.9	2.0	2,313	49,901
Average annual growth		9.7			4.3		6.7	
Ranking (2008)		14			11		11	

Source: DG TRADE

2.4.2. Detailed figures (merchandise trade in mio €, 2008)

7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
-1,000
2,379
2,098
-281
2,668
2,033
-635
3,951
6,272
2,321
1,684
3,481
1,797
2,315
5,050
2,736
122
568
446
Agricultural products
Energy
Machinery
Transport equipment
Chemicals
Textiles and clothing
Imports
Exports
Balance

Source: DG TRADE

5

Market Observatory for Energy
Market Observatory for Energy

3. Energy Overview

3.1. Canada at a glance

3.1.1. Selected indicators (2007)

	Canada	EU-27
Gross inland consumption (Mtoe)	269	1,759
Gross inland consumption/population (toe/capita)	8.17	3.55
Gross inland consumption/GDP[1] (toe/thousand $)	0.31	0.18
Electricity consumption/population (kWh/capita)	16,995	6,388
CO_2 emissions (Mio tCO_2 from fuel combustion)	573	3,926

Note: [1] prices from base year 2000
Source: IEA

6

Market Observatory for Energy
Market Observatory for Energy

3.1.2. Production, consumption (details)

Total primary energy production (in Mtoe, %, 2008)
Natural gas liquids; 21.3; 5%
Coal; 33.9; 8%
Solid biomass; 10.7; 3%
Non-crude; 23.9; 6%
Natural gas; 143.8; 36%
Crude oil; 113.4; 28%
Nuclear; 24.5; 6%
Hydro; 32.0; 8%

Note: values under 1 % are not presented.

	2008	2007
Total primary energy production	404.5 Mtoe	413.2 Mtoe

Gross inland consumption (energy mix in Mtoe, %, 2008)
Nuclear, 24.48, 9%
Coal, 26.05, 10%
Hydro, 32.02, 12%
Combustible renewables and wastes, 11.81, 4%
Oil, 82.79, 31%
Natural gas, 82.09, 30%
Natural gas liquids, 10.72, 4%

Note: values under 1 % are not presented.

	2008	2007
Gross inland consumption	267.4 Mtoe	269.4 Mtoe

Final energy consumption (in Mtoe)
200
180
160
140
120
100
80
60
40
20
0
Other sectors
Households
Transport
Industry
1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007

	2007	2006
Final energy consumption	181.8 Mtoe	173.1 Mtoe

© OECD/IEA [2010]

7

Market Observatory for Energy

Market Observatory for Energy

3.1.3. CO_2 emissions and indicators

CO2 emissions (Mt CO2)
0
100
200
300
400
500
600
700
1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006

2006	2005
614.3 $MtCO_2$	632.0 $MtCO_2$

Note: *emissions from the consumption of petroleum, natural gas, and coal and the flaring of natural gas*
Source: *EIA*

Indicators for year 2007	**Canada**	**EU-27**
CO_2/gross inland consumption ($t\ CO_2$/toe)	2.13	2.23
CO_2/population ($t\ CO_2$/capita)	17.37	7.92
CO_2/GDP[1] ($kg\ CO_2$/\$)	0.66	0.40

Note: [1] *prices from base year 2000*
Source: *IEA*

8

Market Observatory for Energy

Market Observatory for Energy

3.2. Canada by sector

3.2.1. Oil – production, reserves, discoveries

Year	2006	2007	2008
Annual production [Mbbl]	1,100	1,100	1,100
World rank (calculated by EIA)	*7 (2007)*		
Production to date [Mbbl]	31,900	33,000	34,100
World %	3 %	3 %	3 %
Reserves (proven and developed) as calculated by IHS [Mbbl]	19,800	19,800	19,500
Reserve to production ratio [year]	19	18	18

Copyright (2010) Petroconsultants SA
Note: the figures are rounded.

3.2.2. Gas – production, reserves, discoveries

Year	2006	2007	2008
Annual production [bcm]	177	174	167
World rank (calculated by EIA)	*3 (2006)*		
Production to date [bcm]	4,500	4,700	4,900
World %	5 %	5 %	5 %
Reserves (proven and developed) as calculated by IHS [bcm]	1,600	1,600	1,600
Reserve to production [year]	9.3	9.4	9.8

Copyright (2010) Petroconsultants SA
Note: the figures are rounded.

Market Observatory for Energy

Market Observatory for Energy

3.2.3. Oil sands – reserves and investments

World's Largest Oil Reserves in 2008 (Billion Barrels)
Saudi Arabia
264.2
Alberta*
170.4
1.5
Iran
136.2
Iraq
115
Kuwait
101.5
Venezuela
99.4
Abu Dhabi
92.2
Russia
60
Libya
43.7
Nigeria
36.2

Note: the oil reserves in oil sands amount to 170.4 bbl and conventional crude oil reserves to 1.5 bbl.
Source: Government of Alberta (Alberta Energy)

Oil and Gas Investment in Alberta (Billion Dollars)
40
35
30
25
20
15
10
5
0
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008*
7.8
2.4
11.3
4.2
13.3
6.0
11.0
6.9
14.2
5.2
17.3
6.3
23.0
9.9
25.4
12.2
20.9
16.8
18.6
19.2
Conventional Oil & Gas
Oil Sands

Note: preliminary data for 2008
Source: Government of Alberta (Alberta Energy)

10

Market
Observatory
for Energy

3.2.4. Electricity – electricity mix, generation, consumption

Electricity mix (in TWh, 2008)
Coal, 100.4, 16%
Combustible renewables and waste, 9.0, 1%
Natural gas, 43.4, 7%
Nuclear, 93.9, 15%
Petroleum products, 10.5, 2%
Hydro, 372.4, 59%

© OECD/IEA [2010]

Electricity generation (in TWh)
700
600
500
400
300
200
100
0
1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008
Petroleum products
Nuclear
Natural gas
Coal
Combustible renewables and waste
Hydro

© OECD/IEA [2010]

11

Market Observatory for Energy

Market Observatory for Energy

Net electricity consumption in TWh
600
580
560
540
520
500
480
460
440
420
400
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

Note: *net generation + electricity imports - electricity exports - electricity distribution losses*
Source: *EIA*

3.2.5. Uranium – production, reserves and EU uranium mix

	Production in 2008 (tonnes)	Share in 2008 (%)	Production in 2007 (tonnes)
Canada	9,000	20.3	9,462
Kazakhstan	8,512	19.2	6,654
Australia	8,430	19.1	8,577
Namibia + S. Africa	4,897	11.1	3,423
Russia	3,822	8.6	3,385
Niger	3,029	6.8	3,154
Uzbekistan	2,338	5.3	2,308
USA	1,509	3.4	1,748
Ukraine	800	1.8	846
China	749	1.7	636
Czech Republic	275	0.6	262
Others (estimated)	887	2.0	794
TOTAL	**44,248**	**100.0**	**41,264**

Source: *Euratom*

12

Market Observatory for Energy
Market Observatory for Energy

Uranium resources in 2008 (% of world total resources)

25
20
15
10
5
0
Australia
Kazakhstan
Canada
Russia
South Africa
Niger
Namibia
Ukraine
Uzbekistan

Source: Euratom

Sources of uranium delivered to EU utilities in 2008

Other 10%
USA 2%
EU 3%
S. Africa + Namibia 5%
Uzbekistan 6%
Kazakhstan 6%
Niger 10%
Australia 16%
Russia 17%
Canada 25%

Source: Euratom

13

3.2.6. Wood pellets – production, consumption and exports

Canadian pellet production and capacity in kt
2000
1800
1600
1400
1200
1000
800
600
400
200
0
2002
2003
2004
2005
2006
2007
2008
2009
Production
Capacity

Source: Bradley – Canada Report on Bioenergy 2009

Consumption and exports of Canadian pellets in kt
900
800
700
600
500
400
300
200
100
0
2002
2003
2004
2005
2006
2007
2008
2009
Domestic consumption
Exports to US
Offshore exports (primarily Europe)

Source: Bradley – Canada Report on Bioenergy 2009

14

Heavy Oil Section

Heavy Oil: Catching the Wild Beast

URL: http://www.rigzone.com/HowItWorks/heavyoil/insight.asp?i_id=283

Getty's formula has worked for American oil enthusiasts, yet oil is becoming increasingly difficult to find -- let alone recover. Among other concerns, peak oil theories and geopolitical agitations in OPEC nations have left operators scrambling to find inexpensive, more efficient methods of recovering nonconventional hydrocarbons, like heavy oil, that will satisfy the world's demand for petroleum into the next century.

Heavy oil is, quite simply, any oil that does not readily flow to the surface. It is defined as any oil with a viscosity above 100 centipoise. As such, reservoirs with low permeability characteristics are not conducive to heavy oil recovery.

Some people believe that heavy oil could be produced at low-cost and high rates comparable to light oil extraction ... given time and technology.

"Just like anything else, the more you do it, the better you get at it," said American Petroleum Institute Exploration and Production Advisor Andy Radford. "We have been producing heavy oil for years out in California. As [heavy oil] becomes more mainstream, more new technologies will be developed and we will be better able to recover it."

The United States Geological Survey surmised that there are 434.3 billion barrels of heavy oil trapped in the earth, waiting to be recovered. This estimate includes 301 billion barrels of recoverable heavy oil in the Western Hemisphere, of which 35.3 billion are under North America. South America holds the majority of recoverable heavy oil with 265.7 billion barrels. Venezuela alone controls more than 200 billion barrels of the beefy black gold.

CIBC World Markets claim that higher crude prices and "tight worldwide oil supply" will transform Canada's oil sands into a hotbed of exploration and production activity, making the area "the single largest contributor to net new global supply by the end of the decade."

"All of the net increase in oil production this year is expected to come from non-conventional sources," said Jeff Rubin, chief economist at CIBC World Markets. "While deepwater oil is the primary source today, we forecast that the Canadian oil sands will become the single largest contributor to incremental global supply by 2010."

All evidence considered, it should be no surprise that the U.S. oil industry alone has invested more than $86 billion since 2000 to develop technologies that will allow oil wranglers to recover and convert heavy oil into a usable resource.

Teaching an Old Rig New Tricks

Despite the vast deposits of heavy oil that exist in the Western hemisphere, the corpulent cousin of light, sweet crude remains largely untouched because of operators' inability to lift it. Heavy oil production doesn't have to be new-fangled and fancy, but using conventional methods for the recovery of heavy oil has proven to be cost-prohibitive and time-consuming. Vertical wells, pumps, and pressure maintenance are highly inefficient.

While light crude remains in abundance, the cost-prohibitive recovery of heavy oil keeps operators from turning an eye to this nonconventional hydrocarbon. Methods used to pump light oil can only produce heavy oil at a fraction of the rate. Enter science and technology.

Vapor, Steam, and Heavy Oil Dreams

Steam-assisted gravity drainage (SAGD) is a thermal in-situ recovery method that involves drilling two horizontal wells. By injecting steam into the upper wellbore to soften the bitumen, the crude can be pumped from the lower wellbore where it drains. This method is ideal for oil sands.

Caprock
Sand
Shale
Steam injection
Heated heavy oil flows to well

Cyclic steam stimulation uses a thermal in situ recovery method. It is a three-stage process involving several weeks of steam injection followed by several weeks of "soaking." The production phase that follows produces the oil from the same wells in which the steam was injected. As production declines, the injection phase is restarted. The high-pressure steam not only makes the oil more mobile, but also creates cracks and channels through which the oil can flow to the wellbore.

VAPEX is a non-thermal recovery method that involves injecting vaporized solvents into heavy oil deposits. VAPEX creates a vapor-chamber that oil flows through due to gravity drainage. It has the potential to lower greenhouse gas emissions and significantly reduce water consumption and can be used to recover bitumen from zones too thin for traditional thermal recovery.

Cold Heavy Oil Production with Sand (CHOPS)

CHOPS provides passage for sand into the wellbore along with the oil, improving well productivity. With free movement of sand into the wellbore, wells that formerly produced only 20 barrels/day are able to produce more than 200 barrels/day, according to Canada's Centre for Energy.

Still, it takes a ton of energy to produce all of that steam, and allowing sand into the wellbore creates a host of problems. Thus far, the technologies created to facilitate the recovery of heavy oil have been transitional methods. Some of the most recent methods to improve production of heavy oil include chemically lowering viscosity levels, which would allow the oil to be recovered more readily and without expensive steam and formation-endangering frac methods.

Stage 1:
Steam Injection
Stage 2:
Soak Phase
Stage 3:
Production

THAI Method is More than Hot Air

Toe-to-Heel Air Injection (THAI) is a new method developed at the University of Bath that involves injecting air into the ground, which is then ignited. The fired-up air heats the oil, allowing it to be more easily lifted. The heat generated in the reservoir reduces the viscosity of the heavy oil, allowing it to drain into a second, horizontal well from where it rises to the surface.

THAI creators claim that the method not only uses less energy than previous methods using natural gas and water, it also expands the percentage of oil recoverable from the field. The efficiency of the THAI method is immeasurable, recovering about 70% to 80% of the oil, compared to only 10% to 40% using other technologies.

"With light oil now hitting around $100 a barrel, it's economic to think of using heavy oil, especially since THAI can produce oil for less than $10 a barrel," said Professor Malcolm Greaves, who developed the THAI method. "We've seen this project go from something that many people said would not work into something we can have confidence in, all in the space of the last 18 months."

Greaves said his method promises to turn heavy oil into light oil while it is still underground.

What Now?
While lowering the viscosity of heavy oil using chemical treatments is promising, API's Radford said it is only a "catalyst that upgrades the in-situ" methods, and such recovery processes are not available for use in every situation.

But don't rule heavy oil recovery out of the production picture. The better the industry becomes at extracting heavy oil from the ground, the more it will increase its reserve capacity.

"Heavy oils are emerging in importance as our technology in producing them continues to develop," said Bill Bush, spokesman for the American Petroleum Institute (API). "Heavy oils, oil sands and potentially shale could contribute substantially to future U.S. and world oil supplies."

Compared to the production capabilities of 10 years ago, operators of today are capable of the extraordinary when it comes to recovery. Ten years from now, how will "extraordinary" be defined, and where will heavy oil fit into that definition?

Jean Paul Getty wrote, "Oil is like a wild animal. Whoever captures it has it." Heavy oil is no exception. The new hydrocarbon frontier is spotted with wild animals, such as heavy oil and tar, and more is being invested in capturing the wild and elusive, albeit slow-moving, animal called heavy oil.

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Heavy Oil Section

Where is Heavy Oil Found?

URL: http://www.rigzone.com/HowItWorks/heavyoil/insight.asp?i_id=194

Exploration

Heavy oils are frequently found at the margins of geologic basins, according to the USGS, and are assumed to be residue from formerly light oil that has lost its light molecular weight components through degradation by bacteria, water flowing through it, and evaporation.

One of the most common methods of locating heavy oil and oil sand deposits is automated 2-D electrical imaging, which plots electrical conductivity variations in the earth. Resulting geo-electrical sections can be interpreted as geological cross sections. This technique is cost-effective for exploration because oil sands are highly resistive.

Reserves

Heavy oils are found around the world, with an estimated 69 percent of the world's technically recoverable heavy oil and 82 percent of the technically recoverable natural bitumen located in the Western Hemisphere. The Eastern Hemisphere, however, contains an estimated 85 percent of the world's light oil reserves.

Reserves are often labeled "technically recoverable" or "non-technically recoverable." This just means that technically recoverable reserves are known or estimated to exist and technologies exist to recover them. Non-technically recoverable heavy oils are those that are known to exist but require more advanced technologies to remove the oil than currently exist.

Among the more notable heavy oil reserves are: Venezuela's Orinoco Heavy Oil Belt; Canada's Athabasca Oil Sands; Russia's Volga-Ural Basin; Brazil's offshore Campos Basin; Alaska's Prudhoe Bay; and China's Luda field in Bohai Bay.

The largest known extra-heavy oil accumulation is Venezuela's Orinoco heavy oil belt, reports the USGS. The reserve boasts 90 percent of the world's extra-heavy oil when measured on an in-place basis. The Canadian province of Alberta contains 81 percent of the world's known recoverable bitumen. The two countries' reserves account for approximately 3.6 trillion barrels of heavy oil and bitumen in place.

Of the 35 billion barrels of heavy oil estimated to be technically recoverable in North America, the USGS estimates that approximately 7.7 billion barrels are assigned to known producing accumulations in the Lower 48 States, and 7 billion barrels are assigned to the North Slope of Alaska.

Sally Cole Johnson is a freelance writer based in Windham, NH. She earned a B.A. in geology from the University of New Mexico and specializes in earth science and semiconductors.

References show references

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Running out of Steam?

Oil Sands Development and Water Use in the Athabasca River-Watershed: Science and Market based Solutions

University of Toronto
Munk Centre for International Studies
at Trinity College

Environmental Research and Studies Centre

University of Alberta

May 2007

Preamble

Alberta's oil sands (174 billion barrels)[1] are not only the world's largest capital project but now represent 60 per cent of the world's investable oil reserves.[2] But to produce one million barrels of oil a day, industry requires withdrawals of enough water from the Athabasca River to sustain a city of two million people every year.[3] Despite some recycling, the majority of this water never returns to the river and is pumped into some of the world's largest man-made dykes containing toxic waste.[4]

During the past year a variety of industry and government agencies have recognized that the intensive water requirements of unconventional oil, combined with climate change, may threaten the water security of two northern territories, 300,000 aboriginal people and Canada's largest watershed: the Mackenzie River Basin. The Petroleum Technology Alliance Canada, for example, recently stated that its "largest concern" in the oil sands was water use and reuse because "bitumen production can be much more fresh water intensive than other oil production operations."[5]

A 2006 Alberta report (Investing In Our Future) noted that "over the long term the Athabasca River may not have sufficient flows to meet the needs of all the planned mining operations and maintain adequate stream flows."[6] The report also concluded that Alberta Environment had failed "to provide timely advice and direction" on water use. The National Energy Board has questioned the sustainability of water withdrawals[7], while the Department of Fisheries and Oceans now reports that the cumulative effects of water withdrawals "could not be predicted with confidence."[8] In addition, the World Wildlife Fund predicts that warming temperatures will significantly reduce both water quality and quantity in the region.[9]

By 2015, the Canadian Association of Petroleum Producers predicts that oil sands production may total as much as three million barrels a day.[10] At that point it will be too late to address the impacts of rapid energy development on water scarcity or to responsibly consider options.

To address these critical issues, the University of Alberta's Environmental Research and Studies Centre (ERSC) and the University of Toronto's Program on Water Issues (POWI) at the Munk Centre for International Studies recently asked two prominent scholars to assess the implications of current and planned water withdrawals from the Athabasca River and options for water management.

---

[1] Alberta Energy:http://www.energy.gov.ab.ca/1876.asp.
[2] CIBC World Markets, December 8,2000, p 1.
[3] Down to the Last Drop: The Athabasca River and the Oil Sands, Pembina Institute, March 2006, p.ii.
[4] Canada's Oil Sands: Opportunities and Challenges to 2015: An Update, NEB, June 2006, p.38.
[5] Expanding Heavy Oil and Bitumen Resources while Mitigating GHG Emissions and Increasing Sustainability: A Technology Roadmap, May 31, 2006, p.19.
[6] Investing In Our Future: Responding to the Rapid Growth of Oil Sands Development, Doug Radke, December 29,2006, p.112 and p.133.
[7] Canada's Oil Sands: Opportunities and Challenges to 2015: An Update, p.38 and p.43.
[8] Joint Panel Review: Kearl Oil Sands Project, February 27, 2007, p.68.
[9] World Wildlife Fund, Implications of a 2 degree C Global Temperature Rise on Canada's Water Resources, November, 2006.
[10] Canadian Oil Sands Outlook, EIA 2007 Annual Energy Outlook, March 2007.

i

Their papers suggest that the time for critical decision-making has arrived; that energy production and the fate of water resources are inexorably linked and that innovative alternatives to business as usual are still possible.

Dr. Debra J. Davidson
Associate Professor,
Department of Rural Economy,
University of Alberta

Adèle M. Hurley
Director, Program on Water Issues
Munk Centre for International Studies
University of Toronto

ii

Table of Contents

Section 1: Future Water Flows and Human Withdrawals in the Athabasca River

1.0 INTRODUCTION 1

1.1 Past River Flows and Time Trends in the Athabasca River 1
1.2 Instream Flow Needs (IFN) 4
1.2.1 Winter: The most vulnerable period for the biota of the Athabasca River? 6
1.2.2 High flows may also be very important to the integrity of the river ecosystem 6
1.2.3 Longitudinal time trends in runoff from the Athabasca River catchment 7
1.3 Past and Projected Changes in Climate of the Prairies and the Oil Sands Area 8
1.4 Modifications to the Catchment of the Lower Athabasca River 8
1.5 Water Use by the Oil Sands: A Collision Course with River Flows 9
1.6 Water Flows and Water Quality Considerations 9
1.7 Special Concern for the Peace-Athabasca Delta 10
1.8 Concern for the Slave River and Delta 10
1.9 Summary 11
1.10 Figures 12
1.11 References 35

Section 2: Water Use and Alberta Oil Sands Development-- Science and Solutions: An Analysis of Options

2.0 INTRODUCTION 38

2.1 Alberta's Current Framework 38
2.2 Conceptual Basis for Water Resource Allocation 39
2.3 Policy Targets and Mechanisms 41
2.4 Policy Options 41
2.4.1 Option A: The "Status Quo" 41
2.4.2 Option B: Tradable Water Rights 42
2.4.3 Option C: Water Charges 45
2.4.4 Option D: Performance Standards and Tradable Performance Standards 47
2.4.5 Option E: Water Storage – A Technology Based Option 48
2.5 Scope of Application of the Mechanisms 49
2.6 Evaluation of Mechanisms 49
2.7 Conclusions 53
2.8 References 54

iii

Section 1: Future Water Flows and Human Withdrawals in the Athabasca River

by D.W. Schindler[11], W.F. Donahue and John P. Thompson

1.0 Introduction

The Athabasca River stretches from the Columbia Ice Fields near the Alberta-British Columbia border to its mouth in Lake Athabasca, at the northeastern corner of Alberta (Figure 1). Its length is estimated to be 1400 km, making it the third longest undammed river in North America, behind the Yukon and Mackenzie, and slightly longer than the Fraser. Over its length the Athabasca River drops about 800 m, with two-thirds of this drop occurring in the first 450 km.

The delta of the Athabasca River joins that of the Peace and Birch rivers to form a large (6000 km^2) complex of wetlands and lakes at the western end of Lake Athabasca known as the Peace-Athabasca Delta, one of the world's largest freshwater deltas and the largest boreal delta. The delta contains over 1000 lakes which are flooded periodically during spring ice jams of the rivers. The delta has supported large communities of aboriginal people for millennia, and is an important staging area for migratory waterfowl. Up to 400,000 birds use the Delta in spring and more than 1 million use it in autumn. It is the prime range for 5000 bison. The Delta is still largely undisturbed by humans, and has been recognized internationally as a designated RAMSAR wetland site and a UNESCO World Heritage Site.

After passing through the Delta and in some seasons the western end of Lake Athabasca, the two rivers join to form the Slave River, which flows northward, reaching Great Slave Lake near Fort Resolution. Most of the Slave River's flow is diverted westward in Great Slave Lake, flowing into the Mackenzie River, then on to the Beaufort Sea.

1.1 *Past River Flows and Time Trends in the Athabasca River*

Long-term flow monitoring records are not available for the reaches of the Athabasca River below Fort McMurray, limiting the prediction of trends in flow in the area of oil sands development or in the Athabasca Delta. A short period of record was collected at Embarras, from 1971-1984. The Athabasca's average flow at Fort McMurray during April to November of 1954-2002 was 859 cms (cubic meters per second; Figure 2). Median flows were considerably lower, 177 cms, during December-March when the river is covered with ice and snow and runoff is reduced by cold weather. The reach below Fort McMurray is about 295 km in length but only drops by 11.5 m.

[11]. Thanks to Brad Stelfox (Forem Technologies) and Preston McEachern (Alberta Environment) for figures 5 and 11 respectively, and to Beverly Levis and Margaret Foxcroft (University of Alberta) for help with the manuscript. I would like to acknowledge the Munk Centre for their financial support of this project.

1

The highest flow recorded during the above period was 4700 cms on July 15, 1971. The lowest recorded flow was 75 cms on December 2, 2001 (Figure 2). During 2001, following a succession of dry years, flows were less than 100 cms for almost 4 months in winter. Flows have been well below average for most years since 1980. This is of concern, because current EUB regulations will require future oil sands plants to store water off river for only 30 days of operation, capturing the water at high flow conditions. As we shall discuss below, projections based on the combination of climate warming and increasing water withdrawals indicate that winter flows less than 100 cms will occur with increasing frequency in the future.

Climate warming, drought, human withdrawals and modifications to catchments in the prairie provinces are well known to be causing changes in the annual and seasonal flows of rivers and the levels and water quality of lakes and rivers. In the past century, river flows and lake levels have declined throughout the prairie provinces (Gan 2000; Schindler and Donahue 2006, Sauchyn et al. 2006, Schindler et al. 2004). Summer (May-Aug) flows in the Athabasca River at Fort McMurray had declined by 29% between 1970 and 2005 (Figure 3). The decline in summer flow has been less than that of any other river originating on the eastern slopes of the Rocky Mountains in Canada (Schindler and Donahue 2006), probably because relatively little water is withdrawn from the Athabasca River above Fort McMurray. The river has no dams or reservoirs that disturb seasonal flow patterns and compared to other major rivers there is relatively little development in the catchment upstream of Fort McMurray.

Oilsands mining already accounts for the largest consumptive use of water from the Athabasca River. Licences issued for withdrawals of surface water allow up to 535,930 dam^3 (cubic decametres) to be used (consumed or lost). This represents 8% of all licenced water use in Alberta. As shown in the figure below, 76% of licenced water use in 2005 was for the oil sands mines with another 8% for other petroleum purposes, including SAGD and injection. (Figure 4; Golder Associates 2004), although until very recently withdrawals from the river were limited to only two oil sands plants, Suncor and Syncrude, for production of less than 400,000 barrels per day of oil. In recent years, new oil sands plants by Albian Sands, CNRL and Shell have begun operating or been approved, and current licensed bitumen production is about 1 million barrels per day, requiring water at an average of 7.1 cms (Figure 5). In a recent 2007 decision, the Alberta Energy and Utilities Board (EUB) approved an application by Imperial Oil for the Kearl Oil Sands Project, despite that total water extractions for existing and already approved oilsands projects already exceed the maximum withdrawal permitted under the Phase 1 Water Management Framework, described below (Section 14.1.1, EUB 2007). The new project has requested a water license for 80 million m^3/y (2.5 cms) initially, increasing to 104 million m^3/y (average 3.3cms) at the project's peak. Maximum withdrawal rates from the river by the Kearl project are expected to be 4.9 cms, and comprise 2.3% of historical average annual flows in the Athabasca River at Ft. McMurray (EUB 2007).

Water demands to extract bitumen as estimated by different organizations are quite different. Here we use recent figures and forecasts by AMEC for Alberta Environment. As of 2005, 21 licences surface water have been issued for oilsands mining in the Athabasca River Basin. These licences allow withdrawals of up to 453,051 cubic decametres (dam^3 or 1000 cubic metres) and account for 61 per cent of total surface water allocations in the entire Athabasca basin. These allocations are for six major oilsands projects (Table 1).

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Table 1. Allocated and licensed water use for the six approved and operating oil sands projects (AMEC 2007).

Licensee	Allocation (dam^3)	Licenced Use (dam^3)	Return Flow (dam^3)
Albian Sands Energy Inc.	58,930	58,930	0
Canadian Natural Resources Limited (Horizon)	114,020	114,020	0
Fort Hills Energy Corporation	46,117	46,117	0
Shell Canada Limited (Jackpine)	72,400	72,400	0
Suncor Energy Inc.	68,550	29,895	38,655
Syncrude Canada Ltd	93,034	93,034	0
Total	**453,051**	**414,396**	**38,655**

Only one oilsands operation has return flow requirements in its licence, so that existing licences allow up to 414,396 dam^3 to be used, either through consumption or losses. This represents 77 per cent of licenced water use in the entire basin, an average of 13.1 cms. Most other licensed uses draw water from reaches of the river above Fort McMurray (Figure 6).

Only three of the major oilsands projects were operating in 2005, including Suncor, Syncrude and Albian Sands. Based on reported water use for some of these projects and extrapolating based on oilsands production, it is estimated that 210,170 dam^3 of surface water were actually used in 2005, equivalent to an average of 6.7 cms. This represents about 95 per cent of the water that the projects were allowed to withdraw.

Forecasts of water use for Alberta Environment assume that water use by the three existing operations will remain constant and that water use will increase as the three additional major projects (Jackpine, Horizon, Fort Hills) come on line. AENV's forecasts also include water requirements for the Imperial Oil/Exxon Kearl mine. Estimates of water extraction by oil sands mines, measured in cubic metres per second (cms), are shown in Figure 7. The forecasts show that rates of extraction are expected to increase to 13.9 cms by 2010 and then decline to about 13.0 cms in 2015.

Two other oil sands mines are expected to start using water in 2010 and 2011, but their use is not shown in Figure 7. These include the Deer Creek (Total E&P Canada) Joslyn North Mine Project and the Synenco Energy/SinoCanada Petroleum Northern Lights Mining and Extraction Project. However, their water requirements are relatively small and would likely increase withdrawals by about seven per cent, reaching nearly 13.9 cms by 2015. These projections do not include the water requirements of any other future oilsands mines.

In the future, total bitumen production in the oil sands is expected to supply most of Canada's oil production of 5 million barrels per day by 2020 (Stringham 2007). About one third of this would be by thermal recovery, including steam assisted gravity drainage (SAGD). Allocations of surface water for thermal oil recovery allow withdrawals of up to 38,212 dam^3 (cubic decametres, =1000 cubic meters) of which 35,394 dam^3 can be used and the remainder (2,817 dam^3) is to be returned. Water licences issued for thermal recovery account for seven per cent of all surface water use in the Athabasca River Basin. Detailed estimates of water used for thermal

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proposes have been prepared by GEOWA based on EUB data and suggest that about 8,108 dam^3 of surface water was diverted for thermal purposes in 2005. This suggests that licensees were only using 23 per cent of their entitlements.

According to recent forecasts from the EUB and CAPP, the general trend in Alberta is for *in situ* bitumen production to increase as fields are developed. The EUB forecasts that in situ crude bitumen production (thermal) will increase from 69,700 m^3 per day in 2005 to 170,000 m^3 per day by 2015. CAPP forecasts that in situ crude oil production (thermal) will increase to 277,433 m^3 per day by 2015, and then decrease to 274,094 m^3 per day by 2020. Thermal production in the Athabasca/Peace basin is expected to follow the overall Alberta trend because the province's most important oilsands deposits, the Athabasca Wabiskaw-McMurray (AWM), are located within the basin. The forecast of future water use for thermal recovery in the Athabasca River Basin (Figure 8) assumes that the amount of water required for thermal activities will follow the trend in bitumen production: water use will increase significantly to 2015 and then decline slightly. Average withdrawals for thermal bitumen extraction from 2015 onward would average 1-1.6 cms.

In summary, the total water used for oil sands mining and thermal extraction in the Athabasca River basin is expected to be 15-15.6 cms by about 2015.

1.2 *Instream Flow Needs (IFN)*

It is generally recognized that to keep the geometry, fisheries and water quality of rivers in a normal, productive condition, it is necessary to maintain a minimum amount of water in the river, referred to as the instream flow needs or IFN. Modern methods for estimating IFN recognize that different species have different habitat requirements at different seasons. They require high-intensity data sets and usually three-dimensional modelling procedures (reviewed by Richter et al. 1997). It is generally recognized that a flow regime to protect an aquatic ecosystem must account for a wide range of natural flow variation and consider multiple components of the aquatic ecosystem (Richter et al. 1997; Annear et al. 2004; Golder Associates 2004; Anderson et al. 2006). Recently, an IFN for the South Saskatchewan River based on multiple criteria concluded that the river required 85% of normal flow (Clipperton et al. 2003). IFNs have not been agreed upon for other rivers of the prairie provinces. IFN considerations are important for the ecological integrity of the Athabasca River, which contains 31 species of fish, several of which are important for subsistence in aboriginal communities. Some species of importance spawn in the spring, during high flow conditions, and others spawn in late fall, with larval development occurring over several months under winter ice. Therefore, IFN considerations will vary for different fish species, as well as for maintaining the various fluvial and riparian dynamics that are critical to a river's sustenance. The long period under ice and snow and the sensitivity of the Athabasca Delta to small differences in river levels may make the Athabasca River more sensitive than most rivers for which IFN have been estimated.

IFN also apply to navigation. During the summer months, the only surface transportation possible between Fort Chipewyan and Fort McMurray is by boat, using the Athabasca River. Residents are already complaining that low river levels in the past several years have made it difficult to use the river for transportation. Future changes in channel morphology and river flow

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will affect the possibility for transportation, especially for barges and other large watercraft. These too must be addressed by an IFN plan.

For the Athabasca River, in 2003, the Cumulative Environmental Management Association (CEMA) was directed by the Alberta Energy and Utilities Board in the 2003 CNRL and Shell hearings to recommend an IFN by December 2005. Alberta Environment and the Federal Department of Fisheries and Oceans (DFO) were directed by EUB to estimate the IFN if CEMA failed to do so by the required date. CEMA did not have an IFN prepared by December 2005 because a draft report prepared for CEMA by Golder Associates (2004) was not approved by CEMA's membership. Alberta Environment and DFO prepared draft IFNs during 2006 (AENV/DFO 2007). This report recommended interim guidelines for IFN, termed the Phase 1 Water Management Framework, based on three very general flow-specific management zones: green, yellow and red, representing ample, borderline and low flow conditions, respectively (Figure 9). In brief, in the green zone, when flows are above 140 cms, it is assumed that flows are sufficient for both ecosystem and human needs. In the yellow zone (100-140 cms), it is recognized that there may be potential short-term impacts of water withdrawals. In the red zone (<100 cms) long-term damage to the aquatic ecosystem is expected, and long-term ecological sustainability may be affected.

A Phase 2 Management Framework, based on specific ecological criteria, is to be in place by late 2010 (AENV/DFO 2007). AENV/DFO (2007) do not consider the effects of predicted climate warming on flows of the Athabasca River in the Phase 1 Management Framework, and it is not explicitly recognized in Phase 2. Also, it is noteworthy that current and approved withdrawals would already put the river in "red" zone conditions for several months in winter during low flow years (Figure 10). Such conditions are likely to occur more frequently as climate warms in the 21st century. As we discuss below, the Athabasca system shows evidence of being unusually sensitive to very high and very low flow conditions. The lack of consideration of climate change and high flow conditions in the currently-used Phase 1 Management Framework make it ineffective at protecting IFN in the Athabasca River.

On March 27-28, 2007, Alberta Sustainable Resource Development assembled the Instream Flow Needs Technical Task Group Expert Workshop to consider the data available and future needs to make a good estimate of IFN for the Athabasca River. It was generally recognized that the current data base is inadequate for the task. Among data identified as needed were more detailed analysis of dissolved oxygen in the river and its tributaries, more precise estimates of the relationship between river stage and flow rates under ice and in river reaches below Fort McMurray, and data that will permit identification of relationships between river flow and particular ecological processes. These include spawning success, recruitment, and sustainability of fisheries; frequency, duration, and degree of flooding in the Delta region; and fluvial dynamics involved in channel formation, scouring, and movement of riverbed sediments. Special emphasis was recommended on assessments of side channels and perched basins in the Athabasca Delta that flood periodically, providing spawning and nursery habitat for fish.

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1.2.1 Winter: The most vulnerable period for the biota of the Athabasca River?

Because of the long period sealed under ice and snow, the Athabasca River is susceptible to low oxygen as a result of respiration and decomposition of organic matter in the water as it flows slowly toward the Athabasca Delta. This factor was of concern to the Alberta-Pacific Review Panel seventeen years ago (Alberta Pacific Environmental Impact Assessment Review Board 1990) and was studied in more detail during the Northern River Basins Study in the 1990s. A considerable oxygen sag was observed, and modelled with acceptable accuracy for the reach of the Athabasca River above the Grand Rapids (Chambers et al. 1995). Oxygen in the reach from Fort McMurray to the Athabasca Delta was not studied by the NRBS. The reach is slow flowing and largely covered with ice and snow, therefore low oxygen is of concern at low winter flow. Alberta Environment has compiled some data for lower reaches of the river and its tributaries. Values less than provincial water quality guidelines of 8.5 mg/L for early life stages and 6.5 mg/L for adults have been recorded at several locations, particularly near the mouths of tributaries (Figure 11). Data for the Muskeg River show the lowest oxygen at the lowest flows recorded under winter ice in early 2001, suggesting that declining flows will cause declining oxygen. Low oxygen concentrations under ice are known to be detrimental to the eggs and fry of fall-spawning species such as lake whitefish and bull trout. Other concerns are that late fall-early winter river stages may be too low for fall-spawning fish to reach spawning sites, or to allow fry to occupy key nursery sites in the river during winter.

In addition to the above-noted downward trend in summer flow, there has been an analogous downward long-term trend in lowest winter flows (Figure 12). Using predictions from several global climate models, Bruce (2006) projected a decrease in runoff from the Athabasca River basin below Fort McMurray of about 30% by the mid-21st century. He further noted that winter low flows had been less than 110 cms in 10 of the past 24 winters, and that more frequent low flows are projected for the future. Gan and Kerkhoven (2004) use a number of climate models to project that winter low flows would be 7 to 10 % lower in the next four decades. However, these reductions are far less than the projecting from the long-term trend determined by linear regression from winter low flow measurements since 1970. These suggest that the decline in flow may be greater, with an average decrease in lowest winter flow of 1.5 cms per year (Figure 12). It is noteworthy that this trend line is projected from a period (1970-2002) of modest climate warming, when only two oil sands plants were in operation, and there were few other withdrawals of significance from the Athabasca River. With several more oil sands plants approved and planned, and the high potential for accelerated future climate warming, even this simple extrapolation may overestimate future winter low flows.

1.2.2 High flows may also be very important to the integrity of the river ecosystem

The above-mentioned IFN panel identified several factors of possible importance to IFN that relate to maximum flows. Firstly, highest flows are generally those that shape the morphometry of river channels (Leopold et al. 1964). In other ecosystems and in the Peace-Athabasca Delta, the damping of high flows has destroyed fish habitat (Ko and Day 2004; Valdez et al. 2001, Dalton 2003; Environment Canada 2005) and deltaic habitats (Zwarts et al. 2006; Peters et al. 2006). Secondly, high flows generally flood the shallow side channels and mouths of tributaries

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where spring spawning occurs in the Athabasca, and which are critical nursery habitats for young fish and other organisms. At present, there are not data that link river stage to the availability of spawning and nursery habitat, the recruitment of fish stocks, or the maintenance of deltaic wetland ecosystems. In the Athabasca River, perched basins in the delta area and side channels do not flood every year even without human water withdrawals or climate warming. In some important spawning and nursery areas, access can be allowed or denied by a few centimetres change in river stage (for example, Richardson Lake, a critical spawning and rearing habitat for walleye, depends on a few centimetres of water to maintain connectivity to the main river system. A recent study of 57 basins in the Peace-Athabasca Delta has shown that there is a wide range of flooding frequency, from every year to very seldom (Wolfe et al. 2007). In other river systems, it has become necessary to allow periodic floods to occur to regenerate fish stocks, fish habitats, or other riparian and deltaic features (Ko and Day 2004; Zwarts et al. 2006). Thus, the assumption of the Phase 1 Water Management Framework that high flow conditions do not affect fisheries or fish habitat are probably invalid, and more detailed field study is needed to verify whether water removal at high flow can affect critical habitats.

It is noteworthy that in addition to withdrawals for extraction of bitumen, many of the oil sands companies are expecting to withdraw water from the river to fill End Pit Lakes, created at the end of mining operations and proposed as replacement fish habitat for tributaries damaged by mining operations. Griffiths et al. (2006) have calculated that in 2041, withdrawals from the river for filling end pit lakes will require 302.7 million m^3 of water, or an average of 9.6 cms. It is not stated whether these projections include expected evaporation losses from the end pit lakes, and it is not clear whether the needs to fill end pit lakes are included in existing water allocations.

1.2.3 Longitudinal time trends in runoff from the Athabasca River catchment

Rivers of the prairie provinces drain catchments that are sub-humid to semi-arid, except for the upper reaches in the Rocky Mountains and foothills. Typical runoff from low elevation parts of the catchments in the mid 20th century was from less than 50 to about 150 mm per year. We examined the water yields and recent trends for different reaches of the Athabasca River, using data from the gauging stations shown in Figure 13. While the flows at the most upstream station, Sunwapta, have increased due to accelerated glacial melt, the catchment runoff water yields to the Athabasca decline as one proceeds downstream (Figure 14). It is also noteworthy that there have been downward trends with time for runoff in all subcatchments below Hinton. In this lower 93.7% of the Athabasca River watershed, catchment water yield has declined by about 50% in the past 30 years (Figure 14).

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1.3 *Past and Projected Changes in Climate of the Prairies and the Oil Sands Area*

Previously, we presented climate trends and projections for the prairies (Schindler and Donahue (2006). Most sites have already undergone a 2-3 °C increase in temperature, mostly since 1970. We also noted coincidental widespread large decreases in snowpacks at most locations on the prairies. Future projections for the prairies indicate increases in temperature of about 6 °C may occur by the end of the 21st century, if average climate model projections are realized (Figure 15).

Fort McMurray has already undergone an increase of more than 2 °C between 1945 and 2005 (Figure 16), and Fort Chipewyan has increased by more than 3 °C. Looking ahead, Ft. Chipewyan is projected to undergo a further 4.8 °C increase, with coincidental increases in precipitation of 32 mm. However, potential evapotranspiration is projected to be substantially higher than any projected increases in precipitation, as a result of warmer temperatures and longer summers. While potential evapotranspiration requires land surfaces to be wet, this is true of much of the Athabasca Basin below Fort McMurray, where lakes and wetlands are abundant. Also, lake evaporation and evapotranspiration were found to be equal in other northern studies (Newbury and Beaty 1980). Almost all sites in the prairie provinces have had declining winter periods with snow on the ground, and a trend toward shallower maximum snowpacks (Schindler and Donahue 2006).

We have used a climate-based model of streamflow, verified with historical data (1919-1998; $r^2 = 0.73$), to predict changes in water yield of several catchments of 278-30,800 km^2 in the Athabasca Lowlands of northeastern Alberta into the 21st century. The model predicts significant declines in total April-October streamflow for the entire range in catchment areas. With an average warming of 3 °C (projected for about 2050) average projected declines in streamflow were 8-26% for the various catchments, with maximum declines of 17-71% in the warmest and driest years. With an average warming of 6 °C (projected for about 2100, if carbon emissions remain near "business as usual"), projected streamflows declined by averages of 24-68, with declines of 52-100% in the warmest, driest years (Figure 17). These results suggest the kinds of risks to water supply that may accompany predicted warming and the associated increases in evapotranspirative water losses.

1.4 *Modifications to the Catchment of the Lower Athabasca River*

Much of the oilsands area is overlain by wooded fen. In lay terms, this is several meters of peat, with spruce trees of 10 m or so in height growing from the surface (Figure 18). The fen areas are crossed by many small streams that are tributary to the Athabasca River. This wetland complex serves an important hydrological function, absorbing snowmelt and large runoff events, and allowing the water to trickle slowly into the Athabasca River throughout the year. In this regard, the peatland/tributary complex serves much the same function as a capacitor in an electrical circuit. For example, development of the CNRL Horizon mine alone is expected to reduce discharge of groundwater into the Athabasca River by up to 30,000 m^3/day (Bruce 2006). If this estimate is correct, it would represent another 0.35 cms decline in average stream flow.

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These vast areas of these peatlands and many kilometres of stream channels, such as the Muskeg River, are destroyed or drainage rerouted by oil sands mines in order to reach bitumen-containing layers. At present, there has been little reclamation attempted in most of the oilsands area, and no reclamation has been certified by Alberta Environment (Figure 19). The area has been visited and studied by several internationally-renowned wetland scientists, and it is generally agreed that the area cannot be reclaimed to its original condition, and it is unlikely to be restored to any condition with equivalent hydrological function. The possible effects of these modifications on river flows have not been considered by AENV/DFO (2007), and judging from the CNRL estimate above, the cumulative effect could be quite serious.

1.5 *Water Use by the Oil Sands: A Collision Course with River Flows*

The projected 15 to 15.6 cms for oil sands production in the Athabasca Basin represents 8.5 to 9 per cent of current median low flows, and 20 to 21 per cent of the lowest winter flows recorded to date. If climate continues to warm, runoff continues to decline and winter low flows continue to decrease as suggested in Figures 12 and 17, the water needs of the oil sands could reach a critical proportion of winter low flow. Similarly, if the lower Athabasca River is affected by climate warming as projected for nine of its lowland tributaries, substantial declines in river flow may be expected between April and October as well. Recent discussions on an Industry Water Sharing Agreement suggest that unused allocations will be distributed to new and future oilsands producers (EUB 2007). However, given the high proportion of allocations that is used (Table 1), there appears to be little opportunity for expansion given the likely water availability.

1.6 *Water Flows and Water Quality Considerations*

The occasional low oxygen concentrations observed under winter ice near the mouths of tributaries to the Athabasca River were mentioned earlier. At present, it is not known whether oxygen depletion is aggravated by low winter flow conditions, and this knowledge will be necessary in order to predict the effects of climate warming and increased withdrawals on biota.

Similarly, the entire Athabasca River below Ft. McMurray contains sediments with high polycyclic aromatic hydrocarbon (PAH) concentrations. In many cases, concentrations were in excess of Interim Sediment Quality Guidelines (Canadian Council of Ministers of the Environment 1999; Evans et al. 2002). In addition, undisturbed tributaries to the Athabasca River contain sediments with particularly high concentrations of PAHs compared to the mainstream river (Headley et al. 2001). Concentrations of PAHs at some sites were sufficient to cause low survival of fishes and invertebrates in sediment toxicity studies (Evans et al. 2002). In an early study, Barton and Wallace (1979) showed that benthic invertebrate communities in the lower Athabasca River were less diverse than those upstream of the oil sands. However, because PAH concentrations were similar both above and below the oil sands, investigators concluded that the values were likely the natural result of seeps from geological deposits of oil sands (Evans et al. 2002). It is unknown whether recent increases in oilsands mining and activity have resulted in any changes in PAH loading since this mid-1990s study.

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EROD (for ethoxyresorufin-*O*-deethylase) activity is a well established *in vivo* indicator of exposure to PAHs, dioxins, and similar chemicals. It is regarded as a highly sensitive indicator of contaminant uptake in fish, and it has been associated with embryonic deformity and mortality, and other biological effects. High EROD activities in fish were found in the oil sands region of the Athabasca River during the Northern River Basins study. Values below Fort McMurray were several times higher than those on the upstream reaches of the Athabasca River, despite the presence of organic pollutants known to induce EROD at some upstream sites (**Figure 20**). In this reach of the river, the most likely stressors that affect EROD are PAHs, including several known carcinogens. At present, baseline data on the concentrations and toxicity of these mixtures of pollutants are inadequate.

The high levels of disturbance in wetlands and tributary reaches will expose large new deposits of oil sands and reroute groundwater flows, which could potentially increase exposure of fishes and other organisms to PAHs and other toxic compounds. Unfortunately, it is not known if concentrations are related to flow volumes.

1.7 *Special Concern for the Peace-Athabasca Delta*

The integrity of the Delta is very sensitive to water level, with perched shallow lakes and side channels of the river systems depending on a range of flooding conditions. Some lakes are flooded almost every year, and others seldom. The largest group of lakes are intermediate between these two extremes, providing a diversity of successional stages and habitat characteristics that support the high diversity of wildlife in the area. Typically the Delta floods in the spring, when ice jams block the Peace and/or Athabasca rivers, causing water to flood the area, rejuvenating lakes and wetland areas. Historically, the generation of major spring flood events has been triggered by large snowmelt events in tributaries in the mid- to lower-portions of the Peace and Athabasca basins (Prowse et al. 2006). Flooding of the Delta has already been compromised by climate-induced declines in spring snowmelt, and by the damping of spring flows on the Peace by Bennett Dam (Prowse et al. 2006). This has caused extensive losses of perched lakes, along with the muskrats, fish and waterfowl that supported the aboriginal communities (Green 1992). Projections are for continued reductions in the frequency of ice-jam flood, primarily because of reduced snowpack (Prowse et al. 2006). Consequently, even small changes in water level at high flow could further reduce the frequency, duration, and extent of flooding of the Delta, contributing even further to losses of ecological integrity (Environment Canada 2005).

1.8 *Concern for the Slave River and Delta*

Flows in the Slave River have also declined considerably in the 20th century (Figure 21) reflecting changes to the Peace and Athabasca rivers, which supply most of the water. The Slave River Delta in Great Slave Lake is also dependent on spring flows and ice jams to rejuvenate lakes and river channels. It affords subsistence to several hundred aboriginal people in the Fort Resolution and Fort Fitzgerald area, and spawning habitat for fishes in Great Slave Lake. The decline has been blamed by many local residents on water removal by the oil sands. However, at present, climate warming and reductions in peak flows on the Peace River caused by the operation of Bennett Dam still appear to be the primary reasons for the decline (Prowse et al. 2006).

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1.9 *Summary*

- Average summer and winter low flows of the Athabasca River have declined for over 30 years as a result of climate warming and decreased snow. Runoff has decreased by 50% in the 93.7% of the Athabasca Basin that is downstream of the Rocky Mountains. Flows have also declined in the Peace and Slave Rivers.

- Models based on forecast climate warming for the 21st century predict a further decrease in snowpacks, runoff, and river flow.

- The recently propose Phase 1 Water Management Framework is inadequate to protect the Athabasca River system. It does not ensure flooding of side channels and delta lakes that are critical spawning and nursery habitats for fish and other organisms at high flow. It offers no measures for protecting the ecosystem from low oxygen, high contaminant concentrations or reduced winter habitat under winter ice. It also offers no measures for protection of the large Delta wetland ecosystem and its great diversity of plants and animals. It does not account for the effects of climate warming.

- At present, data on instream flow needs are insufficient to allow construction of a plan that would protect the river system.

- Projected bitumen extraction in the oil sands will require too much water to sustain the river and Athabasca Delta, especially with the effects of predicted climate warming. Water levels in Lake Athabasca and flows in the Slave River will likely continue to decrease.

- To protect water resources and fisheries, and sustain aboriginal lifestyles in the lower Athabasca River and downstream, measures must be taken to reduce consumptive water use, and gain knowledge necessary to produce an effective, protective, science-based water management plan.

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1.10 *Figures*

Figure 1. A map of the lower reaches of the Athabasca River.

Figure 2. Seasonal flows in the Athabasca River from 1957-2002. From Alberta Environment submission to EUB hearing, CNRL Horizon Project, 2003.

Figure 3. The decline in average summer flow in the Athabasca River.

Figure 4. Licensed water use from the Athabasca River by sector. Source AMEC.

Figure 5. Trends in bitumen extraction and water needs for oil sands operations. Figure by Brad Stelfox.

Figure 6. Distribution and type of licensed water withdrawals from the Athabasca River in 2005. From AMEC.

Figure 7. Projected future water use by Major Oil Sands Mines, Athabasca River Basin. From Prepared for Alberta Environment by AMEC.

Figure 8. Projected future surface water use for thermal extraction, Athabasca River Basin. Prepared for Alberta Environment by AMEC.

Figure 9. A depiction of the weekly flow exceedance curves and the three management zones proposed in Management Phase 1, AENV/DFO 2007.

Figure 10. Per cent withdrawal from the Athabasca River by the oil sands at median winter low flow under historical conditions. From Alberta Environment presentation to EUB Hearing on CNRL Horizon Project, 2003.

Figure 11. Dissolved oxygen concentrations (mg/L) as measured with datasonde in winter at several stations on the Muskeg River, a tributary below Fort McMurray. The period shown is 1998-2001, with lowest values in December 2000 and January 2001. WSC is the Water Survey of Canada gauging site 6 km from the river's mouth. AWQG are the Alberta Water Quality Guidelines, shown as horizontal red bars. Mouth = Muskeg River 50-100 m upstream of its confluence with Jackpine Creek. Jackpine is at the confluence of Jackpine Creek with the Muskeg River. M u/s J is on the Muskeg just upstream of Jackpine Creek. Symbols preceded by Act are values, but measured by the chemical Winkler method . Source: Alberta Environment

Figure 12. The trend over time in lowest winter flows in the Athabasca River. The dotted line is the regression through measured data points.

Figure 13. The location of gauging stations on the Athabasca River (stars).

Figure 14. The change in average water yields from Athabasca River subcatchments over the period 1971-2001. The bars are the beginning and endpoint of the regression lines through all data points.

Figure 15. Projected changes in average annual temperature for the prairie provinces. From Schindler and Donahue (2006).

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Figure 16. Trends in average annual temperature for Fort McMurray 1945-2005.

Figure 17. Modeled predictions of changes in runoff from several catchments in the Athabasca lowlands as the result of climate warming as the result of 3 degree (blue) and 6 degree (red) increases in average temperature.

Figure 18. A wooded fen, typical of 50-65% of the area mined by the oil sands. Photo by Dr. Suzanne Bayley.

Figure 19. A summary of reclamation in the oil sands area, 2004. Source: Alberta Environment.

Figure 20. Relative EROD activities in immature burbot taken during the Northern River Basins study. Figure from Dr. Lyle Lockhart.

Figure 21. Summer flows in the Slave River at Ft. Fitzgerald, showing a 35 per cent decline over the period of record (1921-2002). Note the large gap in records in the early part of the figure.

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Mamawi Lake
Mamawi Creek
Athabasca River
Oil Sands Operations
Athabasca River Watershed
Ft. McMurray
Regional Municipality of Wood Buffalo

Figure 1. A map of the lower reaches of the Athabasca River.

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Athabasca River below Fort McMurray
Range of Historic Daily Discharge Data, 1957-2002
Alberta
Discharge (m³/s)
10000
1000
100
10
Maximum Recorded Daily Discharge = 4700 m³/s (July 15, 1971)
Minimum Recorded Daily Discharge = 75 m³/s (December 2, 2001)
Maximum
Upper Quartile
Median
Lower Quartile
Minimum
Each quartile range represents the flows that have occurred 25% of the time. The two middle quartiles, around the median, represent 50% of flow occurrences, and flow that is occurring within this range is usually considered "normal".
Average flow from Dec. to Mar. = 177 m³/s
Average flow from Apr. to Nov. = 859 m³/s
Jan 1
Jan 15
Jan 29
Feb 12
Feb 26
Mar 12
Mar 26
Apr 9
Apr 23
May 7
May 21
Jun 4
Jun 18
Jul 2
Jul 16
Jul 30
Aug 13
Aug 27
Sep 10
Sep 24
Oct 8
Oct 22
Nov 5
Nov 19
Dec 3
Dec 17
Calendar Date

Figure 2. Seasonal flows in the Athabasca River from 1957-2002. From Alberta Environment submission to EUB hearing, CNRL Horizon Project, 2003.

15

Total summer flow in Athabasca River at Ft. McMurray
(May-Aug; 1971-2005)
Total summer flow (million m³)
2x10¹⁰
2x10¹⁰
1x10¹⁰
5x10⁹
0x10⁰
1965
1975
1985
1995
2005
Year
-29.1%

Figure 3. The decline in average summer flow in the Athabasca River.

16

Other
Petroleum
8%
Other
9%
Municipal
1%
Agriculture
1%
Industry
4%
Commercial
1%
Oil Sands
Mines
76%

Figure 4. Licensed water use from the Athabasca River by sector. Source AMEC.

17

Annual Bitumen Production and Related Water Demand
Bitumen Production
Water Use (2:1 Ratio)
Water Use (3:1 Ratio)
Water Use (4:1 Ratio)
cms
0
1
2
3
4
5
6
7
8
1967
1970
1973
1976
1979
1982
1985
1988
1991
1994
1997
2000
2003
2006
Year

Figure 5. Trends in bitumen extraction and water needs for oil sands operations. Figure by Brad Stelfox.

18

Legend
Maximum Allowable Diversion (cubic decametres)
Commercial
0.01 - 10.00
10.01 - 100.01
100.01 - 1000.00
1000.01 - 10000.00
> 10000.01
Municipal
0.01 - 10.00
10.01 - 100.00
100.01 - 1000.00
1000.01 - 10000.00
> 10000.01
Other
0.01 - 10.00
10.01 - 100.00
100.01 - 1000.00
1000.01 - 10000.00
> 10000.01
Industrial
0.01 - 10.00
10.01 - 100.00
100.01 - 1000.00
1000.01 - 10000.00
> 10000.01
Petroleum
0.01 - 10.00
10.01 - 100.00
100.01 - 1000.00
1000.01 - 10000.00
> 10000.01
Agriculture
0.01 - 10.00
10.01 - 100.00
100.01 - 1000.00
1000.01 - 10000.00
> 10000.01
ATHABASCA RIVER BASIN
SURFACE WATER LICENCES
Saskatchewan

Figure 6. Distribution and type of licensed water withdrawals from the Athabasca River in 2005. From AMEC.

19

16
14
12
10
8
6
4
2
0
Cubic Metres Per Secor
Kearl
Fort Hills
Shell Jackpine
CNRL
Albian Sands
Syncrude
Suncor
2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020

Figure 7. Projected future water use by Major Oil Sands Mines, Athabasca River Basin. From Prepared for Alberta Environment by AMEC.

20

60,000
50,000
40,000
30,000
20,000
10,000
0
Cubic Decametr
Low
Medium
High
2005
2010
2015
2020
2025

Figure 8. Projected future surface water use for thermal extraction, Athabasca River Basin. Prepared for Alberta Environment by AMEC.

21

Box 1 – Phase 1 of the draft Water Management Framework (AENV/DFO 2006).

Phase 1 identifies three management zones: green, yellow and red.

- Green zone – Sufficient flow to meet both environmental and human needs. A maximum of 15% of the natural instantaneous flow can be removed.
- Yellow zone – Potential short-term impacts expected if water withdrawals continue within the yellow zone.
  - Yellow zone defined when natural flow drops below the Q_{80} – Q_{90} exceedence value on a weekly basis.
  - Maximum cumulative withdrawals within the yellow zone are the lesser of either:
    - 10% instantaneous flow (estimated using a static approach); or,
    - a fixed cap that varies by week and ranges from 11 – 34 cms..
- Red zone – Long-term impacts to the aquatic ecosystem expected. Increased frequency and duration of red zone conditions may threaten ecological sustainability.
  - Red zone defined when natural flow drops below the Q_{95} exceedence value on a weekly basis.
  - Maximum cumulative withdrawals within the red zone are the lesser of either:
    - 5.2% of median flow on a weekly basis; or,
    - a fixed cap that varies by week and ranges from 8 – 34 cms.

350
300
250
200
150
100
50
0
0
0.1
0.2
0.3
0.4
0.5
0.6
0.7
0.8
0.9
1
Green
Zone
Yellow Zone
Red Zone

Figure 9. A depiction of the weekly flow exceedance curves and the three management zones proposed in Management Phase 1, AENV/DFO 2007.

22

Athabasca River Allocations as a Percent of Daily Historical Flow
for the "Existing Approved Case"
2002, before CNRL and Shell 6.5- 7.5% median low flow
Alberta
Each quartile range represents the percentage of flow that would be withdrawn 25% of the time, at the maximum allocation. The two middle quartiles, around the median, represent the percentage of flow that would be withdrawn 50% of the time, at the maximum allocation. Therefore, the percent withdrawn would be below the lower quartile range 75% of the time.
Percent of Minimum Flow
Percent of Lower Quartile Flow
Percent of Median Flow
Percent of Upper Quartile Flow
Percent of Maximum Flow
Existing/Approved Withdrawals (11.7 m³/s) as a Percent of Flow
30%
25%
20%
15%
10%
5%
0%
Jan 1
Jan 15
Jan 29
Feb 12
Feb 26
Mar 12
Mar 26
Apr 9
Apr 23
May 7
May 21
Jun 4
Jun 18
Jul 2
Jul 16
Jul 30
Aug 13
Aug 27
Sep 10
Sep 24
Oct 8
Oct 22
Nov 5
Nov 19
Dec 3
Dec 17
Calendar Date

Figure 10. Percent withdrawal from the Athabasca River by the oil sands at median winter low flow under historical conditions. From Alberta Environment presentation to EUB Hearing on CNRL Horizon Project, 2003.

23

Winter Dissolved Oxygen in the Lower Athabasca & Tribs, mg/L
mg/L oxygen
0
2
4
6
8
10
12
14
16
WSC
AWQG
Mouth
Jackpine
M u/s J
ActDO u/s Jack
ActDO Mouth
ActDO Jack

Figure 11. Dissolved oxygen concentrations (mg/L) as measured with datasonde in winter at several stations on the Muskeg River, a tributary below Fort McMurray. The period shown is 1998-2001, with lowest values in December 2000 and January 2001. WSC is the Water Survey of Canada gauging site 6 km from the river's mouth. AWQG are the Alberta Water Quality Guidelines, shown as horizontal red bars. Mouth = Muskeg River 50-100 m upstream of its confluence with Jackpine Creek. Jackpine is at the confluence of Jackpine Creek with the Muskeg River. M u/s J is on the Muskeg just upstream of Jackpine Creek. Symbols preceded by Act are values, but measured by the chemical Winkler method. Source: Alberta Environment.

24

Athabasca River flows
Minimum daily flow (m3 sec-1)
250
200
150
100
50
0
37 m3 sec-1
Slope: -1.5 m3 sec-1 year-1
1970
1980
1990
2000
2010
2020
2030
2040
2050
Year

Figure 12. The trend over time in lowest winter flows in the Athabasca River. The dotted line is the regression through measured data points.

25

Embarass
Ft. McMurray
Fort McMurray
Slave Lake
Swan Hills
Athabasca
Windfall
Whitecourt
Edson
Hinton
Jasper
Sunwapta River
Elevation (Feet)
0 - 1000
1000 - 2000
2000 - 3000
3000 - 4000
4000 - 5000
5000 - 6000
6000 - 7000
7000 - 8000
8000 - 9000
9000 - 10,000
10,000 - 11,000
Glacier
www3.gov.ab.ca/env/water/basins/BasinForm.cfm

Figure 13. The location of gauging stations on the Athabasca River (stars).

26

Athabasca River drainage basin subcatchment
areal water yields (May - August, 1971-2001)
(1971-1996)
+18.3%
1971-1975
2001-2005
-48.1%
-50.0%
-48.4%
Subcatchment water yield (cm)
140
120
100
80
60
40
20
0
Sunwapta
Jasper
Hinton
Windfall
Athabasca
Ft. McMurray
Embarass

Figure 14. The change in average water yields from Athabasca River subcatchments over the period 1971-2001. The bars are the beginning and endpoint of the regression lines through all data points.

27

Modeled changes in mean annual temperature in the western Canadian Prairie Region
(CGCM-2A; CCIS Project, University of Victoria, Canada)
Baseline
2010-2039
2040-2069
2070-2099
Mean
+ 6.5 °C from 1961-1990 average
12.0
10.0
8.0
6.0
4.0
2.0
0.0
1960
1980
2000
2020
2040
2060
2080
2100
Year

Figure 15. Projected changes in average annual temperature for the prairie provinces. From Schindler and Donahue (2006).

28

Mean annual temperature in Ft. McMurray
(1945 - 2005; Env. Can.)
R^2 = 0.26
(+ 2.2 ÞC)
3.0
2.0
1.0
0.0
-1.0
-2.0
-3.0
1940
1950
1960
1970
1980
1990
2000
2010

Figure 16. Trends in average annual temperature for Fort McMurray 1945-2005.

29

Modeled declines in total Apr-Oct streamflow in the Athabasca Lowlands following climate warming (± 1 st dev; R2=0.73)
Area of catchment (km2)
278 491 764 959 1110 2130 4830 9860 30800
% change in total flow (April - October)
0
-20
-40
-60
-80
-100
-120
-46
-87
-62
-100
-71
-84
-59
-74
-58
-65
-17
-52
-39
-73
-41
-99
-59
-74
+3°C
+6°C
(ave = -15%; -8 to -26%)
(ave = -39%; -24 to -68%)
(Donahue unpubl.)

Figure 17. Modeled predictions of changes in runoff from several catchments in the Athabasca lowlands as the result of climate warming as the result of 3 degree (blue) and 6 degree (red) increases in average temperature.

30

Figure 18. A wooded fen, typical of 50-65% of the area mined by the oil sands. Photo by Dr. Suzanne Bayley.

31

Area of land disturbed by oil sands operations (square kilometres)
2500.0
2000.0
1500.0
1000.0
500.0
0.0
0.0
56.3
330.6
950.4
2000.0
Certified as reclaimed
Area Under Reclamation
Current Disturbance
Approved Disturbance
Planned Disturbance (not approved)
Land disturbance and reclamation in the Athabasca oil sands region
The Pembina Institute

Figure 19. A summary of reclamation in the oil sands area, 2004. Source: Alberta Environment.

32

Great Slave Lake
SRD
0.130
Slave
0.024
0.069
PR3
Fort Vermilion
JV
Alberta
Saskatchewan
0.016
PR2
A5
Wabasca
WAB
Fort McMurray
Clearwater
0.021
PR1
0.016
Peace River
0.030
0.032
Peace
SR1
British Columbia
Alberta
Grande Prairie
LSR1
LSR2
LSV
A4
Wapiti
WR1
SR3
Little Smoky
0.025
Athabasca
A3
P
Smoky
MR1
0.015
Whitecourt
SR2
Hinton
A2
MR2
Pembina
Jasper

Figure 20. Relative EROD activities in immature burbot taken during the Northern River Basins study. Figure from Dr. Lyle Lockhart.

33

Changes in total summer flow in the Slave River at Fitzgerald (1921-2005; r² = 0.29)
Total summer flow (May - Aug; million m³)
80000
60000
40000
20000
0
1920 1930 1940 1950 1960 1970 1980 1990 2000 2010
-35%

Figure 21. Summer flows in the Slave River at Ft. Fitzgerald, showing a 35 percent decline over the period of record (1921-2002). Note the large gap in records in the early part of the figure.

34

1.11 *References*

Alberta-Pacific Environmental Impact Assessment Review Board. 1990. The Proposed Alberta-Pacific Pulp Mill: Report of the EIA Review Board. Alberta Environment, Edmonton AB.

AENV/DFO 2007. Water management framework: in stream flow needs and water management system for the lower Athabasca River. Alberta Environment and Fisheries and Oceans Canada. July 10, 2006.

Anderson, K.E., A.J. Paul, E. McCauley, L.J. Jackson, J.R. Post and R.M. Nisbet. 2006. Instream flow needs in streams and rivers: The importance of understanding ecological dynamics. *Frontiers in Ecology* 4: 309-318.

Annear, T., I. Chisholm, H. Beecher, A. Locke et al. 2004. In-stream flows for the Riverine Resource Council. Revised edition. Instream Flow Council, Cheyenne, Wyoming.

Bruce, J. 2006. Implications of a 2ºC global temperature rise on Canada's water Resources. Part 1. Athabasca River and oil sands development. Sage Centre 16 October 2006.

Barton, D.R., and R.R. Wallace. 1979. Effects of eroding oil sand and periodic flooding on benthic macroinvertebrate communities in a brown-water stream in northern Alberta. *Canadian Journal of Zoology*. 57: 533-541.

Chambers, P.A., A. Pietroniro, G.J. Scrimgeour and I. Loughran. 1995. Assessment and validation of dissolved oxygen modeling for the Northern River Basins Study (NRBS). Northern River Basins Study, Edmonton, AB. Contract 2231-C1.

Clipperton, G.K. C.W. Koning, A.G.H. Locke, J.B. Mahoney and B. Quazi. 2003. In-stream flow needs determinations for the South Saskatchewan River Basin, Alberta, Canada. Alberta Environment and Alberta Sustainable Resource Development, Edmonton, Alberta.

Dalton, R. 2003. Ecologists seek to turn tide on Colorado River. *Nature* 423: 793.

Environment Canada. 2005. Quenching the Peace Athabasca Delta. Fact Sheet.

EUB Alberta Energy and Utilities Board and Government of Canada. 2007. Imperial Oil Resources Ventures Limited, Re., EUB Decision 2007-013.

Evans M S., B. Billeck, L. Lockhart, J.P. Bechtold, M.B. Yunker and G. Stern. 2002. PAH sediment studies in Lake Athabasca and the Athabasca River ecosystem related to the Fort McMurray oil sands operations: sources and trends. In: *Oil and Hydrocarbon Spills III*. C.A. Brebbia (ed.). WIT Press, Southampton UK.

Gan, T.Y. 2000. Reducing vulnerability of water resources of Canadian Prairies to potential droughts and possible climatic warming, *Water Resources Management* 14: 111-135.

Gan T.Y. and E. Kerkhoven 2004. Modeling the hydrology and possible impact of climate change on the Athabasca River basin by a modified ISBA with GCM-scale data. Proc. 10th Am. Sci. Meeting, Mackenzie GEWEX Study, p. 163-176.

Golder Associates 2004. Athabasca River in-stream flow needs scoping study. Prepared for CEMA Water Working Group. Report No. 03-1323-044.

35

Green, J.E. 1992. A Preliminary Assessment of the Effects of the WAC Bennett Dam on the Athabasca River Delta and the Athabasca Chipewyan Band. Prepared for the Athabasca Chipewyan Band as an Information Document to the Department of Justice and the Office of Native Claims. Athabasca Chipewyan Band, Fort Chipewyan, Alberta, Canada

Griffiths, M., A. Taylor and D. Woynillowicz. 2006. Troubled Waters, Troubling Trends. Technology and Policy Options to Reduce Water Use in Oil and Oil Sands Development in Alberta. Pembina Institute, Drayton Valley, AB.

Headley, J.V., C. Akre, F.M. Conly, K.M. Peru and L.C. Dickson. 2001. Preliminary characterization and source assessment of PAHs in tributary sediments of the Athabasca River, Canada. *Environmental Forensics*. 2: 335-345.

Ko, J.-Y. and J.W. Day. 2004. A review of ecological impacts of oil and gas development on coastal ecosystems in the Mississippi Delta. *Ocean and Coastal Management* 47: 597-623.

Leopold, L.B., M.G. Wolman and J.P. Miller. 1964. *Fluvial Processes in Geomorphology*. Dover Publications, New York.

Newbury, R.W. and K.G. Beaty. 1980. Water renewal efficiency of watershed and lake combinations in the ELA region of the Precambrian Shield. *Canadian Journal Fisheries and Aquatic Sciences* 37: 335-341.

Peters, D.L., T.D. Prowse, A. Pietroniro and R. Leconte. 2006. Flood hydrology of the Peace-Athabasca Delta, northern Canada. *Hydrological Processes* 20: 4073-4096.

Prowse, T.D., S. Beltaos, J.T. Gardner, J.J. Gibson, R.J. Granger, R. Leconte, D.L. Peters, A. Pietroniro, L.A. Romolo and B. Toth. 2006. Climate change, flow regulation and land-use effects on the hydrology of the Peace-Athabasca-Slave system; findings from the Northern River Ecosystem Initiative. *Environmental Monitoring and Assessment* 113: 167-197.

Richter, B.D., J.V. Baumgartner, R. Wigington and D.P. Braun. 1997. How much water does a river need? *Freshwater Biology* 37: 231-249.

Sauchyn, D., A. Pietroniro and M. Demuth. 2006. Upland watershed management and global change – Canada's Rocky Mountains and western plains. Fifth Biennial Rosenberg Forum on Water Policy, September 6-11, 2006, Banff, AB.

Schindler, D.W., A.-M. Anderson, J. Brzustowski, W.F. Donahue, G. Goss, J. Nelson, V. St.Louis, M. Sullivan and S. Swanson. 2004. *Lake Wabamun: A review of scientific studies and environmental impacts*. Publication No. T769 prepared for the Minister of Alberta Environment.

Schindler, D.W. and W.F. Donahue. 2006. An impending water crisis in Canada's western prairie provinces. *Proceedings of the National Academy of Sciences USA* 103: 7210-7216.

Stringham, G. 2007. Canadian Oil Sands Outlook. Canadian Association of Petroleum Producers. Presentation to the Energy Information Administration Annual Outlook, March 2007.

36

Valdez, R.A., Hoffnagle, T.I., McIvor, C.C., McKinney, T., and Liebfried, W.C. 2001. Effects of a test flood on fishes of the Colorado River in Grand Canyon, Arizona. *Ecological Applications* 11: 668-700.

Wolfe, B.B., T.L. Karst-Riddoch, R.I. Hall, T.W.D. Edwards, M.C. English, R. Palmini, S. McGowan, P.R. Leavitt and S.R. Vary. 2007. Classification of hydrologic regimes of northern floodplain basins (Peace-Athabasca Delta, Canada) from analysis of stable isotopes ($\delta^{18}O$, $\delta^{2}H$) and water chemistry. *Hydrological Processes* 21: 151-168.

Zwarts, L., P.V. Beukering, B. Koné, E. Wymenga and D. Taylor. 2006. The economic and ecological effects of water management choices in the upper Niger River: development of decision support methods. *Water Resources Development* 22: 135-156.

37

Section 2: Water Use and Alberta Oil Sands Development — Science and Solutions: An Analysis of Options

by Vic Adamowicz[12]

2.0 Introduction

Section 1 above shows that economic activity, as well as ecological function and community well being will be limited by the availability of water in the Athabasca basin. Planned increases in economic activity may not be feasible, or may be more costly than originally thought, given water scarcity concerns. This section of the paper describes economic considerations in the allocation of water resources with a focus on balancing environmental, social and economic objectives. In particular, a set of policy options or "mechanisms" are presented in which environmental goals may be achieved more cost effectively. This discussion is intended to be consistent with Alberta's Water for Life Strategy (2003) in that it attempts to use science, information and novel policy tools to balance objectives in water resource allocation.

2.1 *Alberta's Current Framework*

Prior to the implementation of the *Water Act* (1999), Alberta employed the mechanism of administrative apportionment in which rights to water quantities are provided by the government. This "first in time, first in right" system provides older or senior licences priority in times of scarcity. Technically, demands from the oldest licences are to be met first with remaining water allocated based on an ordering implied by the date of licence. Unlike other jurisdictions (e.g., Australia) the licences are not based on a share of a determined flow but are defined by quantities of water. This approach to allocating water has been criticized for numerous reasons (Horbulyk 2007). While tying water rights to the land provided the security needed to encourage land settlement, this reduced the flexibility to move water to higher valued uses. The mechanism tends to result in water being used in lower value uses; if new higher value uses arise they are given a lower priority licence. Inability to trade water rights adds to the inflexibility of the system.

The new Alberta *Water Act* (1999) included several revisions that can help improve the allocation of water resources (see, e.g. Horbulyk 2007; CAPP 2002). In particular, the new *Act* included a framework for water rights trading to improve water resource allocation. The *Act* also included changes regarding term licences (licences with fixed end dates but with the option for renewal), and promoted the development of water management plans to facilitate improved conservation of water resources in regions of the province. Since the passing of the *Water Act*

[12] Thanks to Mark Anielski (Anielski Management Inc), Don Dewees (University of Toronto), Chokri Dridi (University of Alberta), John Thompson (AMEC Earth and Environmental) and Terry Veeman (University of Alberta) for their review comments on this paper. Also thanks to Marian Weber (Alberta Research Council) for helpful comments and discussion on this topic, to Gaylene Pridham for research assistance, and to Beverly Levis for editorial assistance. Any errors or omissions remain my responsibility.

38

there has been some (albeit limited) activity in transferring permanent water rights (Horbulyk 2007 reports that 10 such trades were completed by late 2006) and some temporary transfer activity. In 2001, a drought year in southern Alberta, trading activity took place and appeared to operate smoothly and efficiently (Nicol and Klein 2006). However, with the 2006 decision to cease accepting new applications for surface water licences in parts of the South Saskatchewan River Basin, water rights trading is the key mechanism by which future demands for water in these areas can be addressed. Within Alberta's Water for Life Strategy, there is interest in developing additional market based instruments (water pricing, etc.) to improve resource conservation and alleviate conflicts; implementing economic instruments is a goal for the medium term (2007/8 – 2009/10; http://www.waterforlife.gov.ab.ca/html/outcomes/healthy.asp).

The interest in water conservation has primarily focused on the southern region of the province because of water scarcities and the challenge of resource allocation between agricultural, municipal, industrial and other uses. The South Saskatchewan River Basin in particular has been the location of a variety of policy debates, research projects and planning exercises (Horbulyk 2007). The focus of this analysis however is on the Athabasca River basin and a somewhat different set of challenges. As the discussion above has shown, there are concerns about the degree to which water availability will be a limiting factor for economic development and the extent to which economic activity will adversely affect environmental quality in the river basin. In this section of the paper we examine a variety of approaches or mechanisms to deal with the scarcity concerns. We view these as options that should be debated and evaluated using a set of criteria for policy evaluation. In the latter sections of this paper we provide an initial evaluation using a relatively standard set of criteria. While some may view this discussion as premature given the current level of industrial activity and the availability of water, the climate change scenarios outlined above indicate that planning for potential reduced water availability and increased water quality concerns would be a prudent strategy.

2.2 *Conceptual Basis for Water Resource Allocation*

One of the challenges of water resource allocation is the multi-dimensional nature of water. Water has both stock and flow characteristics. Water has interrelated quality and quantity dimensions. Water is an important component of economic output and has economic value but it also has symbolic and cultural importance. Economists have struggled with the treatment of water as a commodity and with concepts of water value and price (Hanemann 2006). Water clearly has market value as both an input into productive processes and as an output and it has non-market value associated with ecological goods and services. It has public good and private good dimensions. One objective of policy is to allocate water to achieve the highest "value" from the resource (including environmental and market values) but the measurement required to achieve such objectives is challenging. In addition there are a number of equity concerns associated with water resource allocation including the needs of Aboriginal People and avoiding adverse impacts on sectors of society and on future generations, especially where rivers cross jurisdictional boundaries.

The challenge of water resource allocation can be viewed as a two stage process. First, given that there will be tradeoffs between economic activity and water flows, a set of objectives that balance the benefits of the economic activities and the benefits of instream water flows need to

39

be developed. This balancing is difficult because of the diverse benefits associated with economic activities and water, the uncertainty about future economic and environmental conditions, and the diversity in needs, rights and preferences associated with water. While difficult in practice it is necessary to construct a set of objectives for water use. These may be framed as minimum instream flow needs, water management plans, determination of water needs for communities and Aboriginal People, or other strategies that provide the objectives for use as a result of the assessment of the tradeoffs associated with alternative water uses. Based on these objectives a set of mechanisms can be constructed that help guide economic activity to meet the objectives. These mechanisms provide signals through regulations, prices or other instruments that help guide the system towards the goal. There are tradeoffs associated with the choice of mechanisms as well. Some provide stronger incentives for conservation. Some are more cost effective than others – they provide a lower cost way to achieve the environmental goals. This set of tradeoffs between mechanisms is examined in detail below – in an attempt to find water allocation mechanisms that meet environmental and social goals with least cost or impact on economic goals.

If markets recognized all environmental values, they would guide water allocation in a way that meets environmental goals. While such markets do not exist, this concept of a "fully functioning market" can be used as a benchmark which maximizes the value of water use including environmental components and impacts on future resource use / availability. In this benchmark case the price of water to users includes the marginal private costs (withdrawal costs, etc.), marginal external costs (environmental costs) and the marginal user costs (impacts on future use) (Zilberman and Schoengold 2005). This conceptual approach would result in a market or an agency setting time and region varying water prices depending on the private, external and user costs. As no such market exists, nor do agencies set prices on the basis of the environmental and social costs, these aspects of water resource use go unaccounted for.

In principle, the price of water should include the impact of withdrawal or consumption on the environment. Measurement of such values, however, is clearly a challenge. While there have been many attempts to estimate components of the environmental value of water (e.g. the impact on recreational fishing values; Adamowicz et al. 1994, or recreational property values; Poor et al. 2001; see also Brown 2003) estimating the marginal value of water continues to be difficult. The measurement requires an understanding of the ecological and economic linkages between water use, hydrology, and ecosystem goods and services. Measurement of such values in the region also presents challenges. Assessing direct impacts of water quantity and quality changes on activities such as recreational fishing is possible but given the relatively low numbers of recreationists and commercial fisheries in the region these values will be relatively small. Values of traditional use by Aboriginal People are complex and difficult to measure in monetary terms. Since the human populations in the region are quite small, direct values associated with human activities such as recreation are expected to be relatively small. However, values associated with ecosystem goods and services and "passive use values" associated with fish and wildlife habitat may be significant. Unfortunately these values are the most challenging to estimate in terms of method and data collection. Increased effort in this area is to be encouraged as such analyses of the economic implications of water uses will aid in the incorporation of environmental values into planning and management decisions. At this point, and for this region, there is insufficient data to attempt to quantitatively incorporate all environmental value information into prices or to

40

construct accurate full cost accounts for water. This continues to be an important research area that requires investment. Furthermore, this should not preclude the use of mechanisms that attempt to recognize the importance of ecosystem goods and service even if a precise measurement of their monetary value is missing.

The lack of information on environmental values rules out the direct incorporation of marginal external costs into a pricing mechanism. However, various mechanisms can be used to attempt to achieve environmental objectives in an efficient fashion. The remainder of this section examines these mechanisms. Given a target for instream flow, what mechanisms will help achieve that target and at the same time result in the least impact on economic, environmental and social objectives?

2.3 *Policy Targets and Mechanisms*

Based on the discussion above, the policy targets include maintaining instream flows in the Athabasca river and avoiding shortages (particularly seasonal shortages) that may adversely affect economic activities, communities and ecosystems. The focus here will be on water quantity recognizing that water quality is a related and critically important issue within the basin (Griffiths et al. 2006). The range of mechanisms to achieve these targets include:

- The current framework for allocation and licensing, including the recently proposed approach to recognize instream flow needs.
- Demand management approaches including:
    - Tradable water rights;
    - Water pricing, including pricing / rebate schemes;
    - Technology based standards including tradable performance standards.
- Water storage options:
    - Off-stream storage

Each of these mechanisms will be examined in light of the specific issues in the basin as well as the structure of the industry.

2.4 *Policy Options*

2.4.1 Option A: The "Status Quo"

The current framework for water resource allocation includes a mixture of permanent and temporary (term) licences for water users in the region. The recently announced water management framework for the Athabasca River includes a "green, yellow, red" scheme that implements restrictions on water withdrawals depending on the flow conditions of the river. Oilsands companies have been required to submit plans that outline how they will reduce water withdrawals at time of scarcity (http://www3.gov.ab.ca/env/water/Management/ Athabasca_RWMF/ pubs/Athabasca_RWMF_ Technical.pdf – AENV/DFO 2007).

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The discussion of the mechanisms for response to water scarcity illustrates some of the difficulties of operating within the current policy framework. If the flow conditions enter the "cautionary threshold" (yellow management zone), recent and new licences will be most directly affected as their licences will include provisions for reduced use. This continues the impact of the historical property rights that differentiate by date of licence rather than value of water use. In the red management zone condition ("potential sustainability threshold"), maximum withdrawal caps will be implemented. One approach being evaluated in this case is a restriction to a percentage of annual allocation over all licensed users (AENV/DFO 2007).

The current approach is a form of "command and control" system in which users have little incentive to reduce water use unless there is a "yellow" or "red" condition. Even when the condition of the river worsens and the reduction plans take effect, these are not implemented on a basis that recognizes that different users of water have different marginal values for water. Perhaps most importantly there are few incentives, beyond reducing private costs, for development and adoption of new technologies as there is no advantage to an individual firm for doing so (including, to a certain degree, incentives to use allocations to avoid risks of losing them – Wilkie 2005). This threshold system will help in avoiding worst-case scenarios in ecological terms, but it may do so at a very high cost to economic activity in the long run. In terms of comparison to the benchmark (where prices provide signals of scarcity) this system will not send appropriate signals to individual firms or users of water and administrative mechanisms will continue to be used to allocate water in times of scarcity. This will almost certainly be an expensive approach to water management, relative to market based mechanisms, in the long run.

2.4.2 Option B: Tradable Water Rights

Tradable or transferable water rights are emerging as a preferred instrument in various parts of the world over the past 25 years (Chong and Sunding 2006). Australia, states in the Western United States, Chile and various other jurisdictions have implemented tradable water rights. In southern Alberta the tradable water rights system is beginning to take shape helping to address the scarcity issues in the South Saskatchewan River Basin. In this section, we review the issues surrounding tradable water rights and the applicability of trading to the Athabasca case.[13]

Tradable water rights are a type of "cap and trade" system or market based instrument for environmental protection. Tradable water rights do not create an unencumbered "free market" in water, rather they provide a strict legal and administrative framework for trading water rights in a fashion that allows water to be transferred voluntarily from low value users to high value users. Maximum total withdrawals remain capped and trading is only allowed within the cap and when there are no adverse impacts on other users or on environmental quality. Typically, trading systems have approval mechanisms that provide for the assessment of impacts on third parties when such impacts are common (e.g., Section 82(3) of the *Water Act*; California's water trading system – see Chong and Sunding 2006). Tradable water rights separate the water from the land or project for which they were originally licensed, allowing entities that save water through

[13] Similar tradable permits mechanisms have been shown to provide significant cost saving in achieving environmental quality goals. For example, the U.S. SO_2 emissions permit trading market resulted in cost savings of $1B per year relative to command and control approaches (Stavins 2005).

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implementation of improved technology to benefit by selling the rights to that amount of water. Rights trading has involved temporary and permanent trades in many jurisdictions and increased flexibility in the trading system tends to lead to increased frequency of trades and lower overall costs of achieving the environmental goals (Zilberman and Schoengold 2005). In Australia, temporary trades are far more numerous than permanent trades and act as effective mechanisms for addressing short term water scarcities (Bjornlund 2003). Water rights trading cannot occur without approved basin management plans (both as an enabling mechanism and for establishing environmental and distributional objectives) and without administrative systems that clearly define what is being traded and are able to monitor trades with the same security as financial institutions monitor financial accounts (Young and McColl 2003).

Tradable water rights systems have the potential to achieve water quantity goals at least cost. However, there are several potential challenges in a tradable rights system:

- Is there an ability to monitor and verify water use and enforce water use limits at low cost?
- Is the potential for third party effects substantial enough to limit the gains associated with trading?
- Will establishment of a rights trading system result in rights holders trading units that they would never have used – resulting in increased overall use of water (so called "sleeper" or "dozer" licences; Young and McColl 2003.)?
- How will the trading system account for rights with differing priority dates (e.g., permanent old licences versus temporary new licences)? In principle the market can be designed to differentiate between different types of licences, but this will make the market more complex and potentially limit the number of transactions (reducing the efficiency of the market). An alternative is to "buy back" senior water rights in exchange for term rights that may facilitate trading and a simpler market.
- Will there be sufficient heterogeneity in water value to the firms involved in the market, and a sufficient number of firms in the market, to result in an effective trading process? If there is no variation in firms' technologies or activities then there will be no gains from trading – the system will essentially be a command and control mechanism. A somewhat related issue is the question of the extent of the market. Typically an intrabasin market only is considered, but the set of industries, municipalities and other users to be included will have to be determined. In addition, sufficient water for communities and ecosystem services will have to be maintained. Will such a market include the possibility of trades outside of the province (Horbulyk 2005 discusses issues surrounding an interprovincial trading scheme for water)?
- How will the initial set of rights be allocated? It is most common to distribute the initial tradable rights on the basis of historical use (Tietenberg 2001). However, in protecting their historical rights and investments, this also provides existing rights holders with a windfall gain of an asset – however this pattern of gains may be similar to the gains that would arise from establishing a market. Auction mechanisms have also been proposed but seldom used. Given the recently rapid development of the oilsands area an approach based on historical allocation would seem problematic in that barriers to entry in an

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imperfectly competitive system may arise. There is considerable literature on the potential difficulties in cases with imperfect competition on the output or tradable rights market (Requate 2005).

- Will the system be designed with sufficient interest paid to fundamental water needs for people and the environment in the region, and in particular to Aboriginal Peoples' rights associated with water and the environment, both in Alberta and the Northwest Territories? Associated with these equity and environmental concerns, will the tradable water rights system provide the opportunity for the government or other parties (e.g., Environmental Non-governmental Organizations) to participate in the market and hold water rights to remain in the river and enhance environmental quality? In California, for example, the government frequently intervenes in the water market making purchases to address environmental concerns (Chong and Sunding 2006 state that in California in 2001, one third of the water rights trades were for environmental purchases).
- Water rights trading may provide incentives to construct and implement storage to offset seasonal variability. Brennan (undated; 2006) describes how water storage markets may emerge from storage that serves multiple firms – increasing the efficiency of resource allocation over time.

This long list of design issues suggests that tradable water rights will need to be carefully designed for this region. However, there is evidence from other parts of the world that tradable water rights systems can be established with relatively low transactions costs, with mechanisms to reduce or address third party effects and with the flexibility of both permanent and temporary transfers that help reduce the costs of achieving social, economic and environmental goals for water.[14]

In the case of the Athabasca, the key issues include the definition of the cap or maximum amount of withdrawal in a fashion that recognizes the seasonal nature of the water scarcities, long term variations in water flows arising from climate change and other factors, and the equity and environmental issues. Establishment of the cap also requires the development of an approved water management plan for at least this part of the Athabasca River and the plan would also be used to allow licence transfers, provide for holdbacks on trades (if required), and establish how any unallocated water in excess of the cap will be managed. The initial allocation of rights can be based on historical use or some other criteria, however, as mentioned above, this creates some difficulties in a rapidly evolving economy such as that of the oilsands area. The relationship between the current priority rights system, the heterogeneity of rights (those that do not expire versus those that do; priority order) and a trading system must be defined. This transition may be quite challenging (M. Young, Professor and Research Chair in Water and Water Management, University of Adelaide, personal communication, March 2007). Some innovative systems for addressing equity issues have been proposed in other countries, including systems in which a

[14] There is a large literature on emissions trading that applies to the case of water rights trading and market based approaches to water resource allocation. The analysis of mechanisms for allocation of initial rights or for recycling revenues from auctions or charges in the emissions control case, for example, will inform the design of mechanisms in water resource allocations. Summaries of this literature can be found in NCEE (2001), European Environment Agency (2006) and Stavins (2001). A survey of approaches including the case of water allocation can be found in NCEE (2004).

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percentage of water allocation is reserved for auction with the proceeds going to Aboriginal community water treatment needs (Young, 2007)

Water rights trading is increasing in popularity in various jurisdictions, and Alberta is beginning to embrace water trading in the south, yet there remain issues particular to the Athabasca river that present challenges.

2.4.3 Option C: Water Charges

While water rights trading puts a constraint on the quantity of water available and prices emerge from the market, water pricing attempts to simulate a market by setting charges that account for the environmental and user cost (future use) components of water. In principle, a set of time and spatially varying charges that were based on knowledge of the environmental and user costs could result in perfect correspondence with the benchmark of water resource allocation that economists consider efficient use.[15] In practice, setting charges will have to be based on estimates of these impacts. Water pricing does not directly provide limits to water use the way that tradable rights do, but prices provide signals that would encourage demand management, such as reduced use and adoption of technology to reduce use. Water pricing may also provide signals for supply management, such as the development of storage structures and storage markets. Pricing requires metering and reporting of use (ideally withdrawals less return flows – Horbulyk 2005) – something that is already in place for most oilsands uses (Griffiths et al. 2006).

Three issues that arise with the use of charges are: (1) the responsiveness of water use to charges; (2) the cost implications for firms; and (3) the use of the revenues from the water charges (see Griffiths et al 2006 for additional discussion). There is evidence that increases in costs of water do result in substitution of other technologies (recycling, recirculation, etc) and reduced use (Renzetti and Dupont 2001). Renzetti (2005) suggests that industry responsiveness to increases in water costs may be more sensitive than agricultural or residential sectors. Renzetti (2005) provides an average estimate of the price elasticity of water intake (% change in water intake for a 1% change in water price) for Canadian manufacturing sectors of -0.80.[16] Dupont and Renzetti (2001) report ranges that are somewhat smaller in magnitude (-.015 to -0.59). Renzetti (2005) also cautions that there is some evidence of a substitution effect between water and energy and thus if some form of "carbon tax" were implemented it might result in increased water use. Regarding the extent to which increases in water costs will affect the overall costs in the sector, Renzetti (2005) shows that industrial water costs in Canada in general make up a small proportion of overall costs. Dupont and Renzetti (1999) state that modest water prices may only have minor effects on overall costs. For example, they suggest that after imposition of a \$0.003 per m^3 water price, water costs in Ontario manufacturing would increase from 0.01% of costs to 0.2% of costs. Note that these are estimates for the manufacturing sector – this is an issue that will need to be studied more closely for the oilsands sector. Information on elasticities, impacts of pricing strategies and potential for substitution (including reuse, recycling and

[15] In addition the system of charges would have to differentiate between surface water, ground water and saline water use – see discussion below.

[16] Note however that this is an elasticity of withdrawals and not of "uses" of water. The latter will be more important for policy analysis.

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substitution to groundwater or saline water) and technical change will be required to develop a successful pricing approach (Griffiths, et al. 2006; Renzetti 2005).

The final issues in pricing are the establishment of the price levels and the use of the revenues from water charges. As a simple example, using the estimates from above of 15 cubic metres per second of water use at maximum production levels, modest charges ($.03 to $.05 per m^3) would yield between approximately $14M and $23M per year if no changes in use occurred. These are within the range of charges for water in agricultural or irrigation cases (OECD 2002 – Transition to full cost pricing of irrigation water for agriculture in OECD countries) or in some industrial settings (OECD 2004 – Competition and regulation in the water sector). However, substantially larger prices (an order of magnitude larger) have been observed as typical industrial and municipal water charges in other parts of the world[17] (e.g., for Australian water tariffs http://www.esc.vic.gov.au/public/Water/Regulation+and+Compliance/Tariff+Approvals/Tariff+Schedules/) and in temporary trades in Australian water markets (Brennan 2006). Water charges in this range will have an impact on the cost of production of energy resources – depending on the degree of substitution and the potential for technical innovation. The opportunities for recycling, water substitution (between surface water, ground water and saline water), substitution of other inputs for water, and process innovations are important factors to assess if a system of water charges is to be used.

An issue arising from the use of charges is the use of the revenues raised. Typically these revenues go to general revenues in a jurisdiction, maximizing the flexibility of the use of the funds. Increasingly, there has been interest in earmarking such revenues for environmental projects, to reduce impacts on affected third parties, or for other uses. An intriguing scheme used in Sweden to provide incentives for the reduction of NO_x is a Refunded Emissions Payments Scheme (REP) (Sterner and Hoglund Isaksson 2006). This scheme charges industry per unit of NO_x emitted, but refunds a large portion of the revenue to the industry on the basis of the output of the industry (measured in terms of energy production in the Swedish case).[18] The REP scheme provides incentives for reduced "emissions" yet recycles the revenue to the same industry, softening the blow in terms of impact on firms (making the scheme more acceptable to the sector) and allowing firms to compete in terms of the share of the recycled revenue. Since firms are taxed on emissions but revenues are recycled on outputs (or intensities), this encourages reductions in emissions intensity but does so by directly targeting the emissions.
In terms of comparison with the benchmark case in which water is priced in terms of the marginal environmental damage and the marginal user cost, the REP scheme is not efficient as firms can capture the revenues generating an output effect (Fisher, 2001; Bernard et al 2006). However, in some cases (imperfect competition – or few firms in the output market) these schemes have desirable properties (Gersbach and Requate, 2004). On the other hand when firms have a relatively large share of output this scheme sends less of a conservation signal (Sterner and Hoglund Isaksson 2006). Sterner and Hoglund Isaksson (2006) review the Swedish

[17] Dinar (1997) lists industrial water charges in Canada as ranging from $0.17 to $1.52 / m^3 (1996 US $) with global examples ranging from zero to over $2 / m^3 (1996 US $).
[18] Alternative forms of this scheme have been proposed including refunding on the basis of the share of output over the share of "emissions". The net effects (refund less charge) to the average firm would be zero while firms with higher outputs per emission shares (or higher environmental effectiveness) would receive refunds and firms lower in outputs per emission shares would have net payments.

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experience with the REP and argue that in terms of acceptance of the mechanism and effectiveness in reducing overall emissions, the approach has been very effective. Over an 8 year period (1992 – 2000) emissions were reduced by 40% (Sterner and Hoglund Isaksson, 2006).

Notable design features in the Swedish NO_x case are that a large price was charged per unit of emissions (the prices were approximately $6000US / ton compared to typical charges in non-refunded schemes of $150 - $100 US / ton; Sterner and Hoglund Isaksson, 2006).[19] This large charge was chosen to induce reductions and technical change in the sector. Without revenue recycling this large charge would likely not have been feasible from political or stakeholder perspectives. Secondly, a small fraction of the collected revenue (2-3%) was used for administrative and monitoring purposes (Sterner and Hoglund Isaksson 2006). This meant that the vast majority of the revenues were recycled. There are "winners and losers" in this scheme – but in aggregate the sector is largely unaffected yet the incentive to reduce emissions is maintained. There were concerns that the scheme would lead to output effects but since the size of the charges relative to overall costs were low and there were opportunities for reductions in emissions, these impacts were minor (Sterner and Hoglund Isaksson 2006). This scheme has many properties that are similar to a tradable permits scheme with permits allocated based on historical output levels – but without many of the transactions costs associated with tradable permits schemes.

Such a REP scheme might be effective in the case of water charges in the oilsands region. It would be relatively easy to determine the output used to recycle the revenues and it would lessen the impact on a sector that may be facing various other costs associated with environmental effects. The prices or charges could be large enough to induce significant water conservation practices yet the recycling would allow firms to compete in intensity terms to capture the returns. The monitoring and enforcements costs would be relatively low as water use and outputs are currently tracked and monitored. A remaining research question is the extent to which this recycling scheme for reduction of use of an "input" (water) would differ theoretically from recycling schemes based on reductions of an emission. The remaining design issues include the establishment of the level of a charge (including provision to adjust for inflation and changing supply and demand over time), the extent of the program (which sectors or industries are included in the program), the portion of the revenue that is not recycled, and the establishing the appropriate mechanism that would allow earmarking of revenues. Regarding the portion of revenue not recycled these amounts could be used to provide support for parties adversely affected by water use (e.g., Aboriginal communities in the region), to support environmental improvements through projects and research, and to fund administration of the program.

2.4.4 Option D: Performance Standards and Tradable Performance Standards

A common approach to encourage firms to reduce emissions (or water use) is to implement performance standards or targets. For example, a target or goal for the number of barrels of water required to produce a barrel of oil at a level lower than the current industry average might be developed for the sector with disclosure on progress towards this goal. Firms could be

[19] Prices from NOx trading in the U.S. SIP (State Implementation Plan) program in 2004 were in the range of $2,500 /ton (http://www.epa.gov/airtrends/2005/ozonenbp/onbpchap4.pdf#page=1)

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encouraged to achieve these targets voluntarily, by setting technology based standards, by subsidizing technology to help achieve the goal, and/or by incentive based mechanisms associated with deviations from the target.

Experience with voluntary standards has met with mixed reviews at best. Harrison and Antewiler (2003) describe the relatively weak performance of some voluntary pollution control mechanisms in Canada. On the other hand the energy sector in Alberta has made significant progress in reducing water use per unit output (CAPP 2002). In general economists are concerned about the lack of incentives associated with voluntary approaches, subsidies, or technology based standards. The latter provide little incentive to improve beyond the standard and the standards tend to be based on negotiations that do not typically meet the benchmark for efficient treatment of emissions – although there is some evidence that voluntary standard setting can result in more flexibility for firms in achieving the standard (Khana 2001; Anton et al. 2004). Subsidies can help result in the adoption of technology but they do not send the correct signals regarding conservation. These concerns translate directly to the case of water use.

Tradable performance standards are a slightly different case. In this case the desired water use intensity (water use per unit output; barrels of water per barrel of oil) is set as a target. If a firm has a water use intensity lower than this target they can sell some "permits" up to the point where they meet the intensity target. If a firm is above the target they must buy "permits" to reduce their intensity to the target (Fisher 2001; 2003). This scheme, when applied to water, has many parallels to the case of tradable water rights with initial allocations based on output levels, or to the REP scheme in that a firm's water use and their output (energy production) factor into the mechanism to achieve the target. As in the case of the REP scheme, tradable performance standards do not achieve the level of the benchmark of economic efficiency (Fisher 2001). The most important difference between these three schemes is the way that they set targets or employ charges to reach targets. In the case of tradable water rights with free initial allocation – the key design feature is the "cap" and maximum water allocation. The mechanism maximizes water use efficiency within the cap. With the REP scheme, the key design feature is the water charge and the mechanism sends signals for efficient use of water but does not explicitly cap water use. A supplementary framework is required to implement the cap. In the case of tradable performance standards the key feature is the target water use per unit output (or water use intensity) and as with water charges, supporting regulations are required to limit total water use to be within a cap. The choice of instrument depends in large part on the desirability of each of these mechanisms and the feasibility / transactions costs of the approach.

2.4.5 Option E: Water Storage – A Technology Based Option

One mechanism to deal with the scarcity of water in winter in the Athabasca basin is the construction of off-stream storage sufficient to meet winter flow needs. Griffiths et al. (2006) describe off-stream storage as a feasible option to address low flows. A study undertaken by Golder Associates (2004) also concluded that off-stream storage represented a practical solution for addressing low winter flows in the Athabasca River. Golder Associates (2004) estimates costs of \$0.50 m^3 to develop sufficient storage to address current concerns. The ecological aspects of such storage should be an avenue for further research – as should the assessment of costs, funding and management options for off-stream storage developments.

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A strategy that may lead to desirable outcomes is one that signals the scarcity of water in low flow periods to which firms may respond by constructing storage. For example, a system of water charges that is low for high flow periods and higher for low flow periods would provide incentives to conserve water and to shift water withdrawals in time. Storage would be one logical option in this case and collaboration to develop off-stream storage may result.

2.5 *Scope of Application of the Mechanisms*

The mechanisms described above discuss impacts on the economy, and impacts on water use, in general terms. Detailed assessments of which components of the economy are included in each mechanism are required. For example, in the case of water charges, which economic sectors (oilsands, conventional oil and gas, forestry?) are to be included? If a large "unregulated" sector exists then perverse incentives can arise and the mechanisms may not operate as desired (Bernard et al. 2005). However, the transactions costs associated with the incorporation of all economic entities may be high. Also, the discussion above has focused on surface water but there are important interactions between surface water, ground water and saline water. In the case of tradable rights, trading may differentiate between sources of water. In the case of charges, differential or relative water charges would likely have to be established on all water sources to provide signals for conservation. These are important design elements that apply to all mechanisms.

2.6 *Evaluation of Mechanisms*

A variety of options have been presented and some of these options could be considered in combinations. As with any set of options there are tradeoffs between aspects of the options. Olewiler (2007) provides a policy evaluation framework that facilitates a comparison of policy options on the following dimensions:

- Economic efficiency / cost effectiveness (comparison with the economic benchmark described above; is there an incentive to reduce water consumption?).
- Political feasibility (are there conflicts with existing policies, ministry strategies, etc. will the approach remain feasible through fluctuating environmental, economic or social conditions?).
- Stakeholder acceptance (is there support from the industrial sector for the mechanism relative to other mechanisms?).
- Public acceptance (is there public support or challenges to the proposed approach?).
- Impact on environmental goal (will the environmental goal – maintaining adequate water flows for ecological function and economic activity – be met?).
- Implementation cost / transactions costs (what are the costs of designing the system to support the approach?).
- Adverse selection (would the water have been conserved without such policies?).

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- Complexity and cost of monitoring / enforcement.
- Equity (will affected firms be treated fairly; will the approach have adverse effects on other users; will the condition of land and waters for use by Aboriginal People be improved or degraded by the mechanism?).
- Long term prospects (will the policy provide long term protection for the environmental goal in the face of climate change, changing demand and supply of water, changing economic conditions, changing technologies, etc.?).

The following matrix summarizes the options and the evaluation criteria. While the evaluation provided is qualitative and there are several questions that require additional information to fully complete the matrix, the evaluation framework provides some insights into desirable and undesirable aspects of each of the options.

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Option	Economic efficiency	Political feasibility	Stakeholder acceptance	Public acceptance	Impact on environmental goal	Implementation cost / transactions costs	Adverse selection	Complexity and cost of monitoring/ enforcement	Equity	Long term prospects
Current Approach	Incentives for conservation based on private costs and voluntary actions. Not economically efficient	Clearly feasible but there are discussions regarding the need for improvements	Stakeholder strategies to respond to scarcity are being developed – implies some level of acceptance	Mixed views.	May achieve the environmental goal with voluntary actions and technological advances but will not be the least cost approach.	N/A	N/A	Low	Inter and intra generational equity concerns.	Unlikely to be viable over the long term
Tradable Water Rights	May be very efficient depending on the design.	Currently being utilized in southern Alberta – consistent with Water for Life strategy	May be acceptable depending on the design.	Generally acceptable with some reservations on equity grounds. The public would likely be in general support of water trading.	Environmental goal defined by the "cap" – meets environmental goal by definition	Depends on design – may be significant in developing approved water management plan and trading system; ongoing costs unlikely to be much different than under status quo	Sleeper licences or trading and use of water that would otherwise not be used are a form of adverse selection.	Moderate	Concerns based on initial allocations of rights and third party effects (on other users, communities, Aboriginal People).	Very good long term prospects of meeting the environmental goal at low cost. Provides some resilience or ability to adapt to climate change impacts and changing supply and demand conditions.
Water Charges – with recycling of revenues	May be very efficient depending on the design. Some concerns about undesirable effects from the revenue recycling schemes.	Unlikely to be feasible unless the policy addresses fairness between industry sectors and/or recycles revenues.	May be acceptable depending on the design – but likely less acceptable than tradable water rights.	Support for environmental improvements but there may be concerns regarding the use of revenues and recycling (e.g. distribution, earmarking).	Does not necessarily meet environmental goal – depends on level of charge and use of time varying charge and a cap on water use.	Modest – water use and output are monitored.	May arise with some recycling schemes but unlikely to be significant.	Low	Concerns may arise regarding differential impacts on firms / industrial sectors. Concerns may also arise from the use of the revenues	Good long term prospects of meeting the environmental goal at low cost. Provides some resilience or ability to adapt to climate change impacts.

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Option	Economic efficiency	Political feasibility	Stakeholder acceptance	Public acceptance	Impact on environmental goal	Implementation cost / transactions costs	Adverse selection	Complexity and cost of monitoring/ enforcement	Equity	Long term prospects
Performance standards	Not efficient. Can be improved if incorporated into a market based scheme but will not be as effective as a fully functioning tradable water rights approach.	Feasible – similar approaches have been employed in other environmental policies. Incentive based scheme will be less feasible	May be acceptable	Generally acceptable as long as environmental quality improves.	Does not necessarily meet environmental goal – depends on efficacy of implementing performance standards and level of industry growth.	Modest – depending on design	Could be a significant problem in voluntary programs or subsidized programs.	Low to Moderate	Depending on the standards established – there may be concerns within industrial sectors and/or concerns by communities, Aboriginal People	May be viable over the long term but will not result in a cost effective outcome.
Technology Options – Off stream storage	Does not provide conservation signals per unit of water but may provide a solution to seasonal shortages. May be the outcome of an efficient water charge strategy.	Feasible	Probably acceptable depending on cost.	May be acceptable as long as environmental quality improves.	May meet environmental goal – especially if in concert with other instruments (e.g. charges, defined limits on use)	Potentially significant implementation costs	Depending on approach and costs sharing – may have negative effects.	Low	Depends on the location and ecological impact – may generate significant concerns from communities / Aboriginal People.	May be viable in the long term depending on the degree to which storage can address low flow levels and if the ecological effects of storage are low.

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2.7 *Conclusions*

Given the potential for significant water scarcity in the Athabasca basin and associated impacts on the potential for economic growth and environmental quality, a set of options for managing water scarcity has been presented. An initial attempt to evaluate these options has also been provided. The following summarizes the recommendations.

A key first step should be to complete the development of a basin management plan to identify the distributional and environmental goals of water allocation and to enable the development of mechanisms for conservation – providing incentives for reuse, recycling, and substitution of scarce water resources.

To attain long term economic, social and environmental goals it is likely that one or a combination of mechanisms will have to be implemented. In the absence of a cap on withdrawals, a combination of a seasonally adjusted water charges with development of off-stream storage may be able to achieve the water quantity goals by providing incentives for conservation and development of cost-effective technological options. If a cap on withdrawals is established, transferable water rights may be able to provide signals for technological improvement and generate cost effective solutions, while clearly protecting the Athabasca's instream flow needs. A tradable water rights system that accommodates seasonal targets will be more effective but will also be more complex to develop. A system of charges may be a short term solution while the development of the trading system occurs.

Both trading and charging mechanisms have desirable properties in terms of resource conservation. A combination and/or sequencing of charges and trading may also provide significant benefits in terms of conservation and in meeting the environmental goals at least cost. An important issue to consider is the degree to which these mechanisms provide resilience or ability to adapt to climate change (and to economic and environmental shocks in general). Climate change will undoubtedly affect the economy, society and ecology of Northern Alberta – but a system that signals the scarcity of resources to users through prices (water prices or tradable permit prices) will be able to adapt and innovate in the face of change.

A number of topics have not been adequately addressed in this paper, including the need for research on the environmental value of water, impacts of policy and mechanisms on communities and Aboriginal People both in Alberta and the Northwest Territories, the degree to which on-going technological change in the sector will address water quantity challenges, and instream flow needs for the basin. In addition, this paper has focused on water quantity while water quality concerns also require attention. Nevertheless we hope the objectives of this paper – to evaluate concerns regarding the region's water flows and to provide a set of options for management, will begin a discussion and debate on the best approaches to address water resource concerns on the Athabasca River while maintaining the opportunities for economic growth, community development and environmental quality improvement.

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2.8 *References*

Adamowicz, W., J. Louviere, et al. (1994). "Combining Revealed and Stated Preference Methods for Valuing Environmental Amenities." *Journal of Environmental Economics and Management* 26(1994): 271-292.

AENV/DFO 2007. Water management framework: in stream flow needs and water management system for the lower Athabasca River. Alberta Environment and Fisheries and Oceans Canada. July 10, 2006.

Anton, W. R. Q., G. Deltas, et al. (2004). "Incentives for Environmental Self-Regulation and Implications for Toxic Releases." *Journal of Environmental Economics and Management* 48(1): 632-654.

Golder Associates, (2004). "Water supply security for oil sands mines by upstream offsite storage." *CONRAD Oil Sands Water Usage Workshop*, Canadian Oil Sands Network for Research and Development.

Bernard, A. L., C. Fischer, et al. (2007). "Is there a rationale for output-based rebating of environmental levies?" *Resource and Energy Economics* 29: 83-101.

Bjornlund, H. (2003). "Farmer participation in markets for temporary and permanent water in Southeastern Australia." *Agricultural Water Management* 63(2003): 57-76.

Brennan, D. (undated). "Managing water resources reliability through water storage markets." from http://www.myoung.net.au/water/policies/Brennan_Storage_Markets.pdf

Brennan, D. (2006). "Water Policy in Australia: lessons from the Victoria seasonal water market." *The Australian Journal of Agriculture and Resource Economics* 50(2006): 403-423.

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56

U.S. Geological Survey
Fact Sheet 70-03
August 2003 - Online Version 1.0

Heavy Oil and Natural Bitumen--Strategic Petroleum Resources

By **Richard F. Meyer and Emil D. Attanasi**

Introduction

Because conventional light oil can typically be produced at a high rate and a low cost, it has been used before other types of oil. Thus, conventional oil accounts for a declining share of the Earth's remaining oil endowment. In addition to assessing conventional oil resources, scientists of the U.S. Geological Survey's Energy Resources Program collect data on the abundant energy resources available as heavy oil (including extra-heavy oil) and natural bitumen; see definitions in sidebar. The data in this Fact Sheet are compiled from commercial databases (NRG Associates, I.H.S. Petroconsultants), unpublished government data, and the published literature.

Natural bitumen (often called tar sands or oil sands) and heavy oil differ from light oils by their high viscosity (resistance to flow) at reservoir temperatures, high density (low API gravity), and significant contents of nitrogen, oxygen, and sulfur compounds and heavy-metal contaminants. They resemble the residuum from the refining of light oil. Most heavy oil is found at the margins of geologic basins and is thought to be the residue of formerly light oil that has lost its light-molecular-weight components through degradation by bacteria, water-washing, and evaporation.

The estimated volume of technically recoverable heavy oil (434 billion barrels) and natural bitumen (651 billion barrels) in known accumulations is about equal to the Earth's remaining conventional (light) oil reserves (table 1, fig. 1).

Table 1. Regional distribution of estimated technically recoverable heavy oil and natural bitumen in billions of barrels (BBO).

	Heavy oil		Natural bitumen	
Region	Recovery factor*	Technically recoverable BBO	Recovery factor*	Technically recoverable BBO
North America	0.19	35.3	0.32	530.9
South America	0.13	265.7	0.09	0.1
W. Hemisphere	0.13	301.0	0.32	531.0
Africa	0.18	7.2	0.10	43.0
Europe	0.15	4.9	0.14	0.2
Middle East	0.12	78.2	0.10	0.0
Asia	0.14	29.6	0.16	42.8
Russia	0.13	13.4	0.13	33.7**

E. Hemisphere	0.13	133.3	0.13	119.7
World		434.3		650.7

*Recovery factors were based on published estimates of technically recoverable and in-place oil or bitumen by accumulation. Where unavailable, recovery factors of 10 percent and 5 percent of heavy oil or bitumen in place were assumed for sandstone and carbonate accumulations, respectively.

**In addition, 212.4 billion barrels of natural bitumen in place is located in Russia but is either in small deposits or in remote areas in eastern Siberia.

Conventional (light) oil reserves - 952 BBO
Recoverable natural bitumen resources - 651 BBO
Recoverable heavy oil resources - 434 BBO

Figure 1. Distribution of the world's known recoverable oil resources and reserves by type. Technically recoverable oil in known heavy oil and natural bitumen accumulations is about equal to reserves of light oil (API gravity greater than 22°) in known conventional accumulations. BBO, billion barrels of oil.

In spite of an immense resource base, heavy oil and natural bitumen accounted for only about 3 billion barrels of the 25 billion barrels of crude oil produced in 2000. Compared to light oil, these resources are generally more costly to produce and transport. Also, extra-heavy oil and natural bitumen must usually be upgraded by reducing their carbon content or adding hydrogen before they can be used as feedstock for a conventional refinery. The extra production, transportation, and upgrading costs explain why development and production of extra-heavy oil and bitumen are still limited. Their abundance, strategic geographic distribution, quality, and costs will shape their role in the future oil supply.

Definitions

Petroleum Types:
Light oil, also called conventional oil, has an API gravity of at least 22° and a viscosity less than 100 centipoise (cP).

Heavy oil is an asphaltic, dense (low API gravity), and viscous oil that is chemically characterized by its content of asphaltenes (very large molecules incorporating most of the sulfur and perhaps 90 percent of the metals in the oil). Although variously defined, the upper limit for heavy oil has been set at 22° API gravity and a viscosity of 100 cP.
Extra-heavy oil is that portion of heavy oil having an API gravity of less than 10°.
Natural bitumen, also called tar sands or oil sands, shares the attributes of heavy oil but is yet more dense and viscous. Natural bitumen is oil having a viscosity greater than 10,000 cP.

Other Terms:
Viscosity is a measure of the fluid's resistance to flow. It varies greatly with temperature. Viscosity matters to producers because the oil's viscosity at reservoir temperature determines how easily oil flows to the well for extraction.
Density is a measure of mass per unit volume and interests refiners because it is an indicator of yield from distillation. Oil density is expressed in degrees of API gravity, a standard of the American Petroleum Institute. API gravity is computed as (141.5/sp g) - 131.5, where sp g is the specific gravity of the oil at 60°F.

Geographic Distribution

The Western Hemisphere has 69 percent of the world's technically recoverable heavy oil and 82 percent of the technically recoverable natural bitumen. In contrast, the Eastern Hemisphere has about 85 percent of the world's light oil reserves.

Heavy oil and natural bitumen are present worldwide (table 1). Each category is dominated by a single extraordinary accumulation. The largest extra-heavy oil accumulation is the Venezuelan Orinoco heavy-oil belt, which contains 90 percent of the world's extra-heavy oil when measured on an in-place basis. Eighty-one percent of the world's known recoverable bitumen is in the Alberta, Canada, accumulation. Together the two deposits contain about 3,600 billion barrels of oil in place.

In addition to extra-heavy Orinoco oil, South America has an estimated 40 billion barrels of technically recoverable heavy oil, so that, in total, 61 percent of the known technically recoverable heavy oil is in South America.

Of the 35 billion barrels of heavy oil estimated to be technically recoverable in North America, about 7.7 billion barrels are assigned to known producing accumulations in the lower 48 States, and 7 billion barrels are assigned to the North Slope of Alaska.

The U.S. bitumen accumulations are largely in Utah. No U.S. accumulations are being produced commercially, although, in total, they are estimated to contain 6.1 billion barrels of recoverable bitumen.

Current Production Technology

Currently, producers target heavy oil accumulations having better quality oil in terms of chemistry and density. About 66 percent of the heavy oil produced annually is lighter than 15° API gravity, but about 50 percent of the estimated technically recoverable heavy oil is denser (less than 15° API gravity) (fig. 2).

Percent annual production & recoverable oil
100
80
60
40
20
0
0
5
10
15
20
25
API gravity, in degrees
Annual production
Technically recoverable

Figure 2. Cumulative percentage of annual production (blue) and cumulative percentage of technically recoverable resources (brown) of heavy oil as a function of oil density (API gravity) in 2000. Less than 10 percent of the heavy oil produced annually is extra-heavy oil (API gravity of 10° or less), whereas 33 percent of the technically recoverable heavy oil has an API gravity of 10° or less.

In conventional production, reservoir pressure from gas and water associated with the oil is generally sufficient to cause light oil to flow to a production well. If natural reservoir pressure becomes depleted, then oil flow may be enhanced by injecting gas or water into the reservoir to push the residual oil to the production well.

Historically, heavy oil was found incidentally during the search for light oil and was produced by conventional methods when economically feasible. However, to sustain commercial well production rates, heavy and extra-heavy oil production almost always requires measures to reduce oil viscosity and to introduce energy into the reservoir. When super-heated steam is injected into a reservoir, oil viscosity is reduced and reservoir pressure is increased through displacement and partial distillation of the oil. Steam may be injected continuously to form a flood or it may be injected in cycles so wells are used alternately for injection and production.

Extra-heavy oil commonly requires the addition of diluents (gas condensate, natural gas liquids, or light crude) to enable the oil to be transported by pipeline. Extra-heavy oil must also be chemically upgraded to reduce density and remove contaminants before it can be used as refinery feedstock. In recent projects in the Venezuelan Orinoco heavy oil belt, 1 barrel of diluents is required for every 3 or 4 barrels of extra-heavy oil produced.

Natural bitumen is so viscous that it is immobile in the reservoir. For oil sand deposits less than 225 feet deep, bitumen is recovered by mining the sands, then separating the bitumen from the reservoir rock by processing it with hot waters, and finally upgrading the natural bitumen onsite to a synthetic crude oil. In deeper oil sand deposits, where the bitumen is commonly less viscous, steam is injected into the reservoir to mobilize the oil for recovery by production wells. The product may be upgraded onsite or mixed with diluent and transported to an upgrading facility.

Production Projections

In the Orinoco heavy oil belt, horizontal wells and lateral branches that are optimally positioned and equipped with improved electrical submersible or progressing cavity pumps can deliver up to 2,000 barrels of oil per day. Such horizontal well costs have been reduced in recent years, and thus this extra-heavy crude oil is commercial. However, the costs associated with the diluents for reservoir injection and for facilitating transport to an upgrading facility are still significant. Concession operators plan to increase Orinoco production to 600,000 barrels of extra-heavy oil per day by 2005 and to sustain that rate for 35 years (Petroleum Review, 2001, v. 55, no. 653, p. 30).

Natural bitumen is extracted from Alberta oil sand deposits that are too deep to surface mine by a process known as steam-assisted gravity drainage (SAGD); see fig. 3. Production wells could produce in excess of 2,000 barrels of bitumen per day. In 2001, about 735,000 barrels per day were extracted by mining and by in-situ production from Alberta oil sands, accounting for 36 percent of Canada's total oil production. Projected 2011 production is 2.2 million barrels per day (Alberta Energy and Utility Board, 2002, Alberta's Reserves 2001 and Supply/Demand Outlook 2002-2011, Statistical Series 2002-98, p. 2-8 to 2-9).

Steam
Injector well
Oil
Recovery well
Steam injection from upper wellbore
Heated bitumen flows to lower wellbore
Sandstone

Figure 3. Stacked pair of horizontal wells for steam-assisted gravity drainage (SAGD), a natural bitumen recovery process. Steam injected through the upper well mobilizes bitumen, and gravity causes the mobilized fluid to move toward the lower well, where the bitumen is pumped to the surface. Graphic copyright Schlumberger "Oilfield Review"; used with permission. From Carl Curtis and others, 2002, Oilfield Review, v. 14, no. 3, p. 50.

For more information, please contact:
Richard F. Meyer
Emil D. Attanasi
U.S. Geological Survey
956 National Center
Reston, VA 20192
E-mail: rfmeyer@usgs.gov
attanasi@usgs.gov
Telephone: 703-648-6502
703-648-6129

U.S. Department of the Interior, U.S. Geological Survey
URL: http://pubs.usgs.gov/fs/fs070-03/fs070-03.html

For more information, contact Richard F. Meyer or Emil D. Attanasi
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